

the human energy company®
Chevron

# energy in progress

**2022 annual report**



**Photo:** The hull for our Anchor project's semisubmersible floating production unit arrives in Texas for topsides installation. The unit will sail away in 2023 for installation in the deepwater U.S. Gulf of Mexico. First oil is anticipated in 2024.

# our strategy

## chevron's strategy is to leverage our strengths to safely deliver lower carbon energy to a growing world

Our objective is to safely deliver higher returns, lower carbon and superior shareholder value in any business environment. We are building on our capabilities, assets and customer relationships as we aim to lead in lower carbon intensity oil, products and natural gas, as well as advance new products and solutions that reduce the carbon emissions of major industries. We aim to grow our traditional oil and gas business, lower the carbon intensity of our operations and grow new lower carbon businesses in renewable fuels, hydrogen, carbon capture, offsets and other emerging technologies.

## asset class: deepwater

We are a leader in applying new technologies to tap into the oil that lies deep beneath the ocean floor, and doing so in a lower carbon way. Our deepwater assets include fields offshore of Angola, Australia, Equatorial Guinea, Indonesia, Israel, Nigeria and Republic of Congo and in the U.S. Gulf of Mexico, with deepwater exploration activities ongoing offshore 12 countries. Our U.S. Gulf of Mexico facilities are some of the lowest carbon intensity-producing assets in the world.



**872**
**mboe/d**
produced from our deepwater
asset class in 2022

**$4.3**
**billion**
of our 2023 capital budget
focused on deepwater resources

**~6**
**kilograms**
$CO_2e$/boe carbon intensity in the
deepwater U.S. Gulf of Mexico

# table of contents



# energy in progress

The events of the past year have defined the energy challenge facing the world: meeting the energy demands of today while building the lower carbon energy system of tomorrow. This will require advancing technologies, accelerating solutions, harnessing the power of markets and unleashing human ingenuity. Progress depends on scalable solutions that deliver affordable, reliable and ever-cleaner energy.

That's Energy in Progress



**Photo:** Our Geismar biorefinery in Louisiana uses a wide variety of lower-carbon feedstocks to produce high-quality renewable diesel. Renewable fuels are important products that can help reduce the lifecycle carbon intensity of transportation fuels.

# to our stockholders

The events of 2022 demonstrated the vital role that affordable and reliable energy plays in the world economy.

The past year's volatility illustrates the need for an energy system that balances economic prosperity, energy security and environmental protection. Affordable energy is vital for economies to flourish. Reliable energy is essential for national security. And we all share a stake in a lower carbon future.

## executing our strategy; delivering results

Chevron's strategy has remained clear: Leverage our strengths to safely deliver lower carbon energy to a growing world.

In 2022, we increased investment by more than 75% versus 2021, helping us deliver the highest U.S. production in our history, at 1.2 million barrels of oil-equivalent per day.

Execution of our strategy also enabled delivery on our financial priorities:

- Grow the dividend consistently
- Invest capital efficiently
- Maintain a strong balance sheet, and
- Repurchase shares steadily

2022 marked the 35th consecutive year of higher per-share annual dividends, with the company paying out $11 billion to stockholders. And we raised the per-share dividend another 6% in early 2023. We also returned an additional $11.25 billion to stockholders by repurchasing nearly 70 million shares.

Through disciplined investment in high-quality assets, Chevron achieved a return on capital employed of more than 20%, the highest since 2011. We strengthened our industry-leading balance sheet, reducing our debt ratio to 12.8% and net debt ratio to 3.3%. Our efficient deployment of capital is expected to drive the growth of both traditional and new energy businesses while continuing to deliver strong returns to investors.

Our financial priorities have remained consistent for decades. We reward stockholders with predictable dividend growth, invest for long-term returns, maintain a strong balance sheet to mitigate commodity price risk and buy back shares through the cycle.

### the energy landscape

Post-pandemic demand recovery, coupled with supply uncertainty, created energy market volatility during the past year. Geopolitical events threatened to disrupt energy supply, OPEC spare capacity declined and inventories were at low levels relative to demand. At the same time, in much of the world, strong consumer spending and increased travel drove an oil demand increase estimated at 2.3 million barrels per day. In 2023 demand is projected to grow to greater than 101 million barrels per day, an all-time high.

Natural gas demand declined slightly last year, as higher prices related to supply disruptions resulting from the Russia-Ukraine conflict prompted fuel substitution and demand destruction, especially in Europe. Global trade flows of liquefied natural gas (LNG) pivoted to Europe, keeping LNG capacity tight. Global natural gas demand is projected to grow in 2023.

As growth in the global economy drives greater overall energy demand, investment in lower carbon energy technologies will also continue to grow.



# "we aim to lead in lower carbon intensity oil, products and natural gas"



## advancing energy progress

Our capabilities, assets and customer relationships are distinct advantages. We're building on these strengths as we aim to lead in lower carbon intensity oil, products and natural gas and at the same time advance new products and solutions that reduce the carbon intensity of major industries.

In 2022, our upstream operations produced 3 million oil-equivalent barrels per day, and we increased upstream capital expenditures by over 40% relative to the prior year. We added 1.1 billion barrels of net oil-equivalent proved reserves, which equates to approximately 97% of net oil-equivalent production for the year.

**Photo:** The NYSE welcomed Chevron in celebration of over 100 years of listing CVX.

In the Permian Basin, unconventional production averaged 707,000 barrels of oil-equivalent per day, a 16% increase from 2021 and all-time high. We expect Permian production to grow nearly 10% in 2023. Additional U.S. production increases are expected as deepwater projects in the U.S. Gulf of Mexico come online, including Mad Dog 2 in 2023, Anchor and Whale in 2024 and Ballymore in 2025. By 2026, Chevron's Gulf of Mexico production is expected to increase ~50% – to around 300,000 barrels of oil-equivalent per day.

We continue to reduce upstream greenhouse gas intensity, which is down 30% from 2016 as teams around the world advance projects focused on energy efficiency, flaring reduction and methane management. Our U.S. Gulf of Mexico facilities are some of the lowest carbon intensity producing assets in the world, and our Permian Basin operations are among the lowest methane emissions per site of any operator. We plan to continue making progress through technology development and partnerships.

Our refining system continues to evolve. We received permits for a project at our Pasadena Refinery that is expected to increase light crude oil throughput capacity to 125,000 barrels per day in 2024, allowing the refinery to run more equity crude from the Permian Basin. And we're doing capital-efficient unit conversions to process renewable feedstocks at our El Segundo and Pascagoula refineries.

As a result of the acquisition of Renewable Energy Group, Chevron is now the second largest U.S. bio-based diesel producer. We are steadily advancing toward our guidance of renewable fuels production capacity of 100,000 barrels per day by 2030. We're using existing distribution channels to place these products in markets where we believe we can capture the highest margin. And we have a renewable diesel expansion project underway at the Geismar biorefinery, which is expected to come online next year and is projected to increase our overall capacity by 30%.

Our Chevron Phillips Chemical Company affiliate, along with Qatar Energy, announced final investment decision on construction of a $6 billion integrated polymers complex in Ras Laffan Industrial City, Qatar, and an $8.5 billion integrated polymers complex in Orange, Texas.

Chevron New Energies remains focused on helping customers meet their lower carbon ambitions and reducing the carbon intensity of our operations.

We're taking actions to advance the development of larger-scale carbon capture, utilization and storage projects.

“chevron is exploring opportunities to commercialize and scale the next generation of emerging technologies”

And we’re making strategic investments to lower costs, using our own assets to pilot new technologies. Investments and partnerships with companies like Svante and Carbon Clean are helping advance the innovation required to reduce the cost of $CO_2$ capture at different types of industrial facilities. We have acquired pore space on the U.S. Gulf Coast that we believe can store over 1 billion tons of $CO_2$, and are evaluating other potential storage hubs, including three assessment permits offshore Australia.

We are leveraging our experience with carbon offsets through our partnership with Restore the Earth Foundation. We have collaborated to plant approximately 3.7 million trees in Louisiana, reforestation work that is expected to deliver nature-based carbon reductions.

Chevron has been investing in hydrogen research and development for decades, and we continue to lay the foundation for a high-growth, competitive business. We are working on multiple projects across California and the U.S. Gulf Coast to support future demand. In the Asia-Pacific region, we’re continuing to work with JERA, a long-time partner and customer, to explore codeveloping lower carbon intensity fuels in Australia.

In addition, Chevron is exploring opportunities to commercialize and scale the next generation of emerging technologies, including geothermal energy, to grow lower carbon solutions.

## looking to the future

We believe Chevron is well positioned to lead in both traditional and new energy while safely delivering higher returns, lower carbon and superior shareholder value.

We’re at the center of one of the world’s greatest challenges – meeting the energy needs of a growing world and doing so in lower carbon ways. We are confident that by harnessing our human energy, we will continue to advance energy progress.

Thank you for your support and the continued trust you place in us.

Sincerely,

**Michael K. Wirth**
Chairman of the Board
and Chief Executive Officer



**Photo:** More than 90% of our automated oil and natural gas facilities in the DJ Basin are monitored and controlled remotely, in real time, 24 hours a day, seven days a week from our Integrated Operations Center in Greeley, Colorado.

# higher returns
# lower carbon

**our objective is to safely deliver higher returns, lower carbon and superior shareholder value in any business environment**



### growing the dividend

Increased quarterly dividend per share 6% in 2022



### reinvesting to grow future cash flows

Invested with discipline in oil, natural gas and new energy opportunities



### strengthening the balance sheet

Lowered net debt ratio to 3.3% in 2022*



### returning excess cash to stockholders

Repurchased $11.25 billion in shares in 2022



### lowering carbon intensity

Prioritizing projects expected to return the largest reduction in carbon emissions for every dollar invested, and holding ourselves accountable with transparent targets



### growing lower carbon businesses

Seeking to grow lower carbon businesses in renewable fuels, hydrogen, carbon capture, offsets and other emerging technologies

\* See pages 48–49 for additional information



**Photo:** A worker checks instrumentation at our facility near Pecos, Texas. We're digitizing the way we work with advanced data analytics to help develop more productive wells.

# board of directors

The Board of Directors of Chevron directs the affairs of the corporation and is committed to sound principles of corporate governance. The Directors bring a proven track record of success across a broad range of experiences at the policymaking level.



### Michael K. (Mike) Wirth, 62
**Chairman of the Board and Chief Executive Officer** since February 2018. Prior to his current role, Wirth served as Vice Chairman of the Board in 2017 and Executive Vice President of Midstream & Development from 2016 to 2018. In that role, he was responsible for supply and trading, shipping, pipeline and power operating units; corporate strategy; business development; and corporate affairs.

Wirth was Executive Vice President of Downstream & Chemicals from 2006 to 2015. He served as President of Global Supply and Trading from 2003 to 2006.

Wirth serves on the board of directors of Catalyst, is Chairman of the American Petroleum Institute and is a member of the National Petroleum Council, the Business Roundtable, the World Economic Forum International Business Council and the American Society of Corporate Executives. Wirth joined Chevron in 1982 as a design engineer. He earned a bachelor's degree in chemical engineering from the University of Colorado.



### Wanda M. Austin, 68
**Lead Director** since 2022 and a Director since 2016. She holds an adjunct Research Professor appointment at the University of Southern California's Viterbi School's Department of Industrial and Systems Engineering. She is a retired President and Chief Executive Officer of The Aerospace Corporation, a leading architect for the United States' national security space programs. She is also a Director of Amgen Inc. and Virgin Galactic Holdings, Inc. (2,3)



### Alice P. Gast, 64
**Director** since 2012. She was President of Imperial College London, a public research university specializing in science, engineering, medicine and business. Previously, she was President of Lehigh University in Pennsylvania. Prior to that, she was Vice President for Research, Associate Provost and Robert T. Haslam Chair in Chemical Engineering at the Massachusetts Institute of Technology. (2,4)



### John B. Frank, 66
**Director** since 2017. He is Vice Chairman of Oaktree Capital Group LLC, a global investment management company with expertise in credit strategies. He is one of four members of Oaktree's Executive Committee and was previously the firm's Principal Executive Officer. He is also a Director of Daily Journal Corporation and Oaktree Capital Group LLC and its subsidiary, Oaktree Specialty Lending Corporation. (1)



### Enrique Hernandez, Jr., 67
**Director** since 2008. He is Executive Chairman of Inter-Con Security Systems Inc., a global provider of security and facility support services to governments, utilities and industrial customers. He is also Chairman of the Board of McDonald's Corporation and a Director of The Macerich Company. (3,4)



### Marillyn A. Hewson, 69
**Director** since 2021. She was Executive Chairman, Chairman, President and Chief Executive Officer of Lockheed Martin Corporation, a security and aerospace company. She is also a Director of Johnson & Johnson. (1)



### Debra Reed-Klages, 66
**Director** since 2018. She is a retired Chairman, Chief Executive Officer and President of Sempra Energy, an energy services holding company. Previously, she was Executive Vice President of Sempra Energy and President and Chief Executive Officer of San Diego Gas & Electric and Southern California Gas Co. She is also a Director of Caterpillar Inc. and Lockheed Martin Corporation. (1)



### Jon M. Huntsman Jr., 63
**Director** since 2020 and from 2014 to 2017 when he resigned to serve as the U.S. Ambassador to Russia. He served as Vice Chair of Policy at Ford Motor Company from May 2021 to January 2023. Previously, he served as U.S. Ambassador to China and was Governor of Utah for two consecutive terms. He is also a Director of Ford Motor Company and Mobileye. (3,4)



### D. James Umpleby III, 65
**Director** since 2018. He is Chairman and Chief Executive Officer of Caterpillar Inc., a leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. Previously, he was Group President of Caterpillar's Energy and Transportation business segment. (2,4)



### Charles W. Moorman, 71
**Director** since 2012. He is a retired Chairman of the Board, Chief Executive Officer and President of Norfolk Southern Corporation, a freight and transportation company. He is a Senior Advisor to Amtrak, a passenger rail service provider, having previously served as Amtrak's President and Chief Executive Officer. He is also a Director of Oracle Corporation. (2,3)



### Cynthia J. Warner, 64
**Director** since 2022. She was President and Chief Executive Officer of Renewable Energy Group, Inc. (REG) and a member of REG's board of directors. Previously, she was Executive Vice President, Operations for Andeavor. She is also a Director of Sempra Energy, a Trustee of the Committee for Economic Development and a member of the National Petroleum Council. (4)



### Dambisa F. Moyo, 54
**Director** since 2016. She is Co-Principal of Versaca Investments, a family office focused on growth investing globally. She sits as a member of the House of Lords in Britain, as Baroness Moyo of Knightsbridge. Previously, she served as Chief Executive Officer of Mildstorm LLC, focusing on the global economy and international affairs. Prior to that, she worked at Goldman Sachs in various roles and at the World Bank in Washington, D.C. She is also a Director of 3M Company (retiring May 9, 2023). (1)

## committees of the board

1 Audit: Debra Reed-Klages, Chair
2 Board Nominating and Governance: Wanda M. Austin, Chair
3 Management Compensation: Charles W. Moorman, Chair
4 Public Policy and Sustainability: Enrique Hernandez, Jr., Chair

## retiring director



### Ronald D. Sugar, 74
**Lead Director** from 2015 to 2022 and a Director since 2005. He is a retired Chairman and Chief Executive Officer of Northrop Grumman Corporation, an aerospace and defense company. He is a Senior Advisor to Ares Management LLC; Bain & Company; Temasek Americas Advisory Panel, Singapore; G100 Network; and World 50. He is a Director of Amgen Inc., Apple Inc. and Uber Technologies, Inc.

# director: one-on-one

## lead independent director wanda m. austin
## offers insights on her first year in her new role



Dr. Wanda M. Austin was appointed Lead Director in 2022 after six years on the Board. In 2018–2019, Dr. Austin served as interim president for the University of Southern California. She was president and CEO of The Aerospace Corporation from 2008 to 2016. She is the first woman and the first African American to hold all of these positions.

Dr. Austin is recognized for her work in aeronautics and systems engineering and is a member of the National Academy of Engineering and an honorary fellow of the American Institute of Aeronautics and Astronautics. Dr. Austin embodies the leadership skills, business acumen, broad experience and technical expertise required to guide our company as Lead Independent Director.

## how does the board approach governance?

The Board of Directors takes seriously our oversight obligations to ensure that we have the right leadership in place and the right strategy moving forward. We also ensure the company is operating at a prudent level of business risk. We represent Chevron stockholders as independent, accomplished and diverse Directors with experience in global business, public policy, finance, technology and environmental matters.

Our approach to governance and oversight is informed by feedback from our stakeholders. We continue to engage stakeholders year-round to discuss concerns like climate change and describe our approach to the energy transition. In 2022, those engagements included meeting with stakeholders and employees at our operations in the Eastern Mediterranean. The viewpoints we hear on energy markets, geopolitics and technology trends enable us to effectively deploy our capital and human talent to achieve our higher return and lower carbon objectives.

## what accomplishments stand out in your first year?

There are many. Representing stockholders, the Board is proud of achieving 36 years of consecutive dividend increases along with recently authorizing $75 billion of stock buybacks. Providing oversight for the acquisition of Renewable Energy Group (REG) is also a highlight. Looking at leadership, the simplified organizational structure and senior leadership changes announced in May should strengthen execution and the pace to deliver on the company's objectives.

Endorsing and overseeing Chevron's climate strategy is paramount, though. That begins with the right composition on the Board itself, the right experience and talent. I'm confident we're charting the right course with $8 billion in lower carbon investments and $2 billion in carbon reduction projects over five years. Lowering the carbon intensity of Chevron's operations is central to meeting the energy needs of today as we help build the energy system of tomorrow.

## what progress is being made on transparency?

Chevron has long been committed to increasing transparency on climate-related matters. Additional transparency on methane emissions reporting is a natural extension of that commitment. In 2022, Chevron received a stockholder proposal to report on the reliability of methane emissions disclosures. While we do not agree with certain statements made by the proponents, there was no need to oppose last year's stockholders proposal where we had fundamental alignment with the intent and approach on these issues.

Addressing methane emissions is a key part of being a responsible producer of oil, products and natural gas. Methane detection and measurement are evolving, which presents challenges and opportunities, including the need for reliable measurement protocols. As I said in the methane report, published in November, Chevron's role is to help develop and implement best practices and share what's working to prevent methane emissions associated with the production of oil, products and natural gas. This report highlights our efforts to advance the deployment of methane detection technology and actions to improve our performance.

Through our voluntary reports, including the upcoming annual Corporate Sustainability Report, we continue to strive to improve consistency and transparency in our reporting.

## what does the right leadership look like?

We are fortunate to have a Board with great depth and breadth of expertise and experience. Former REG president and CEO Cynthia "CJ" Warner is our latest addition. She serves on the Public Policy and Sustainability Committee that oversees an evolving landscape of social, political, environmental, human rights and public policy issues for us. With 40 years of business leadership across both the traditional and renewable energy sectors, CJ is invaluable in helping us execute Chevron's strategy to safely deliver lower carbon energy to a growing world.

Chevron's bylaws call for a strong Lead Director to ensure the independent Directors exercise rigorous oversight. I'm dedicated to that mandate as I succeed Dr. Ronald D. Sugar. I thank him for a sure-handed transition and his 18 years of strong leadership.

# corporate officers



### Paul R. Antebi, 51
**Vice President and General Tax Counsel** since 2021. Responsible for directing Chevron's worldwide tax activities. Previously, the company's Deputy General Tax Counsel. Joined the company in 1998.



### Mary A. Francis, 58
**Corporate Secretary and Chief Governance Officer** since 2015. Responsible for providing advice and counsel to the Board of Directors and senior management on corporate governance matters, managing the company's corporate governance function, and serving on the Law Function Executive Committee. Previously, Chief Corporate Counsel. Joined the company in 2002.



### Marissa Badenhorst, 47
**Vice President, Health, Safety and Environment** (HSE) since 2022. Responsible for leading the company's HSE efforts, including audit and assurance and emergency response. Previously, General Manager of Enterprise Process Safety. Prior to that, Technical Manager, Chevron Australia. Joined the company in 2000.



### Jeff B. Gustavson, 50
**Vice President, Lower Carbon Energies** since 2021. Responsible for lower carbon business solutions that have the potential to scale, including commercialization opportunities in hydrogen, carbon capture and offsets and support of ongoing growth in biofuels. Previously, Vice President, Mid-Continent Business Unit; and President, Chevron Canada Limited. Joined the company in 1999.



### Eimear P. Bonner, 49
**Vice President, President Chevron Technical Center and Chief Technology Officer** since 2021. Responsible for leading the Chevron Technical Center, which provides expertise to drive the application of technology, initiatives to transform Chevron's digital future and innovative breakthrough technology to support the future of energy. Previously, General Director of Tengizchevroil. Joined the company in 1998.



### A. Nigel Hearne, 55
**Executive Vice President, Oil, Products and Gas** since 2022. Responsible for the entire value chain, ensuring a more integrated approach to capital allocation, asset class excellence and value chain optimization. Previously, President of Chevron Eurasia-Pacific Exploration and Production Company. Prior to that, President of Chevron Asia Pacific Exploration and Production Company. Joined the company in 1989.



### Pierre R. Breber, 58
**Vice President and Chief Financial Officer** since 2019. Responsible for audit, controller, investor relations, procurement, tax and treasury activities worldwide. Previously, Executive Vice President of Downstream and Chemicals. Joined the company in 1989.



### Alana K. Knowles, 58
**Vice President and Controller** since 2023. Responsible for corporatewide accounting, financial reporting and analysis, internal controls, accounting policy, and digital finance. Previously, Vice President, Finance, Downstream & Chemicals and Midstream; and Assistant Treasurer, Operating Company Financing. Joined the company in 1988.



### Balaji Krishnamurthy, 46
**Vice President, Strategy and Sustainability** since 2022. Responsible for guiding development of the company's key strategies, including capital allocation and sustainability efforts. Previously, President of Chevron Canada Limited; General Manager of the Corporate Transformation and Integration Management Office; and Deputy Managing Director, Eurasia Business Unit. Joined the company in 2002.



### Colin E. Parfitt, 59
**Vice President, Midstream** since 2019. Responsible for Chevron's Midstream business, including shipping, pipeline and power, value chain optimization, and supply and trading operating units. Previously, President, Supply and Trading; and Vice President, Sales and Marketing, Chevron Oronite Company LLC. Joined the company in 1995.



### Navin K. Mahajan, 56
**Vice President and Treasurer** since 2019. Responsible for Chevron's banking, financing, cash management, insurance, pension investments, and credits and receivables activities. Previously, Vice President of Finance for Downstream and Chemicals; Assistant Treasurer of Operating Company Financing; and Chief Compliance Officer. Joined the company in 1996.



### R. Hewitt Pate, 60
**Vice President and General Counsel** since 2009. Responsible for directing the company's worldwide legal affairs. Previously, Chair, Competition Practice, Hunton & Williams LLP, Washington, D.C.; and Assistant Attorney General, Antitrust Division, U.S. Department of Justice. Joined the company in 2009.



### Rhonda J. Morris, 57
**Vice President** since 2016 and **Chief Human Resources Officer** since 2019. Responsible for human resources, diversity and inclusion, ombuds, and employee assistance/work life services. Previously, Vice President, Human Resources, Downstream and Chemicals. Joined the company in 1991.



### Albert J. Williams, 54
**Vice President, Corporate Affairs** since 2021. Responsible for overseeing government affairs, public affairs, social investment and performance, and the company's worldwide efforts to protect and enhance its reputation. Previously, Managing Director of Chevron Australia and head of the Australasia Business Unit. Joined the company in 1991.



### Mark A. Nelson, 59
**Vice Chairman and Executive Vice President, Strategy, Policy and Development** since 2023. Responsible for Strategy and Sustainability, Corporate Affairs, and Corporate Business Development. Previously, Executive Vice President, Downstream and Chemicals. Joined the company in 1985.

## executive committee

Michael K. Wirth, Eimear P. Bonner, Pierre R. Breber, Jeff B. Gustavson, A. Nigel Hearne, Rhonda J. Morris, Mark A. Nelson, and R. Hewitt Pate.

## departing officers

**David A. Inchausti**, Vice President and Controller since 2019. Previously, Deputy Comptroller and Upstream Comptroller. Joined the company in 1988.

**James W. Johnson**, Executive Vice President, Senior Advisor since 2022. Previously, Executive Vice President, Upstream. Joined the company in 1981.

**Jay R. Pryor**, Vice President, Business Development since 2006. Previously, Managing Director, Chevron Nigeria Ltd. Joined the company in 1979.



**Photo:** Chevron holds a 50% interest in Tengizchevroil, which operates the Tengiz Field in Kazakhstan, the world's deepest producing supergiant oil field. Our third-generation expansion project is nearing completion as part of a 20-year process that has steadily increased production from the field.

# chevron at a glance

Chevron is one of the world's leading integrated energy companies. We believe affordable, reliable and ever-cleaner energy is essential to enabling human progress. Chevron produces crude oil and natural gas; manufactures transportation fuels, lubricants, petrochemicals and additives; and develops technologies that enhance our business and the industry. We aim to grow our traditional oil and gas business, lower the carbon intensity of our operations and grow new lower carbon businesses in renewable fuels, hydrogen, carbon capture, offsets and other emerging technologies.

Our success is driven by a dedicated, diverse and highly skilled global workforce united by The Chevron Way, our enduring statement of culture, and our focus on delivering industry-leading results and superior stockholder value.

We aim to lead our industry in health, safety and environmental performance. The protection of people, assets, communities and the environment is our highest priority.

## 3.0
### million
barrels net oil-equivalent daily production[1]

## $257.7
### billion
total assets[2]

## 11.2
### billion
barrels net oil-equivalent proved reserves[2, 3]

## $235.7
### billion
sales and other operating revenues[1]

[1] Year ended December 31, 2022
[2] At December 31, 2022
[3] For definition of "reserves," see glossary of energy and financial terms, page 112

# chevron stock performance

**Indexed dividend growth**
Basis 2007 = 100



**6.3%**
CVX compound annual growth rate

Chevron   S&P 500   Peer group: BP p.l.c. (ADS), ExxonMobil, Shell p.l.c. (ADS), TotalEnergies SE (ADR). Dividends include both cash and scrip share distributions for European peers.

**Total stockholder returns***
(as of 12/31/2022)



Chevron   Peer group: BP p.l.c. (ADS), ExxonMobil, Shell p.l.c. (ADS), TotalEnergies SE (ADR)

* Annualized total stockholder return (TSR) as of 12/31/2022. Includes stock price appreciation and reinvested dividends when paid. For TSR comparison purposes, ADR/ADS prices and dividends are used for non-U.S.-based companies. Dividends include both cash and scrip share distributions.

**Five-year cumulative total returns**
(calendar years ended December 31)



Chevron ... $178
S&P 500 ... $157
Peer group: BP p.l.c. (ADS), ExxonMobil, Shell p.l.c. (ADS), TotalEnergies SE (ADR) ... $142

**Performance graph**
The stock performance graph above shows how an initial investment of $100 in Chevron stock would have compared with an equal investment in the S&P 500 Index or the Competitor Peer Group. The comparison covers a five-year period beginning December 31, 2017, and ending December 31, 2022, and for the peer group is weighted by market capitalization as of the beginning of each year. It includes the reinvestment of all dividends that an investor would be entitled to receive and is adjusted for stock splits. The interim measurement points show the value of $100 invested on December 31, 2017, as of the end of each year between 2018 and 2022.

# financial and operating highlights

| financial highlights[1] | 2022 | 2021 | 2020 |
|---|---|---|---|
| Net income (loss) attributable to Chevron Corporation | $ 35,465 | $ 15,625 | $ (5,543) |
| Sales and other operating revenues | $ 235,717 | $ 155,606 | $ 94,471 |
| Cash flow from operating activities | $ 49,602 | $ 29,187 | $ 10,577 |
| Capital expenditures (Capex) | $ 11,974 | $ 8,056 | $ 8,922 |
| Capital and exploratory expenditures (C&E) | $ 12,296 | $ 8,553 | $ 9,517 |
| Acquisitions of businesses, net of cash received | $ 2,862 | $ - | $ (373) |
| C&E plus acquisitions (Company investment) | $ 15,158 | $ 8,553 | $ 9,144 |
| Affiliate C&E | $ 3,366 | $ 3,167 | $ 3,982 |
| Total assets at year-end | $ 257,709 | $ 239,535 | $ 239,790 |
| Total debt and finance lease obligations at year-end | $ 23,339 | $ 31,369 | $ 44,315 |
| Chevron Corporation stockholders' equity at year-end | $ 159,282 | $ 139,067 | $ 131,688 |
| Common shares outstanding at year-end (Thousands)[2] | 1,901,048 | 1,915,638 | 1,911,018 |
| Per-share data | | | |
| Net income (loss) attributable to Chevron Corporation – diluted | $ 18.28 | $ 8.14 | $ (2.96) |
| Cash dividends | $ 5.68 | $ 5.31 | $ 5.16 |
| Chevron Corporation stockholders' equity | $ 83.79 | $ 72.60 | $ 68.91 |
| Debt ratio[3] | 12.8% | 18.4% | 25.2% |
| Net debt ratio[3] | 3.3% | 15.6% | 22.7% |
| Return on stockholders' equity[3] | 23.8% | 11.5% | (4.0)% |
| Return on average capital employed[3] | 20.3% | 9.4% | (2.8)% |

[1] Millions of dollars, except per-share amounts
[2] Net of Chevron Benefit Plan Trust shares, see page 64 for more information
[3] See pages 48–49 for additional information

## Debt ratio and net debt ratio
(Percent)



**Debt Ratio** – Total debt as a percentage of total debt plus Chevron Corporation Stockholders' Equity, which indicates the company's leverage.

**Net Debt Ratio** – Total debt less cash and cash equivalents and marketable securities as a percentage of total debt less cash and cash equivalents and marketable securities, plus Chevron Corporation Stockholders' Equity, which indicates the company's leverage, net of its cash balances.

## Return on capital employed
(Percent)



**Return on Average Capital Employed (ROCE)** – Net income attributable to Chevron (adjusted for after-tax interest expense and noncontrolling interest) divided by average capital employed.

| operating highlights[1] | 2022 | 2021 | 2020 |
|---|---|---|---|
| Net production of crude oil, condensate and synthetic oil (Thousands of barrels per day) | 1,440 | 1,553 | 1,635 |
| Net production of natural gas liquids (Thousands of barrels per day) | 279 | 261 | 233 |
| Net production of natural gas (Millions of cubic feet per day) | 7,677 | 7,709 | 7,290 |
| Total net oil-equivalent production (Thousands of oil-equivalent barrels per day) | 2,999 | 3,099 | 3,083 |
| Net proved reserves of crude oil, condensate and synthetic oil[2] (Millions of barrels) | 4,997 | 5,075 | 5,319 |
| Net proved reserves of natural gas liquids[2] (Millions of barrels) | 1,088 | 1,038 | 828 |
| Net proved reserves of natural gas[2] (Billions of cubic feet) | 30,864 | 30,908 | 29,922 |
| Net proved oil-equivalent reserves[2] (Millions of barrels) | 11,229 | 11,264 | 11,134 |
| Refinery crude oil input (Thousands of barrels per day) | 1,504 | 1,479 | 1,377 |
| Refined products sales volumes (Thousands of barrels per day) | 2,614 | 2,454 | 2,224 |
| Number of employees at year-end[3] | 38,258 | 37,498 | 42,628 |

[1] Includes equity in affiliates, except number of employees
[2] At year-end
[3] 2022 excludes 5,588 service station employees

# process safety, reliability and integrity

Launched in 2004, our Operational Excellence Management System (OEMS) is a comprehensive approach to systematically manage workforce safety and health, process safety, reliability and integrity, environment, efficiency, security, and stakeholders in order to meet our operational excellence (OE) objectives. The OEMS outlines our expectations for identifying and prioritizing risks, and designing, managing and assuring the presence and effectiveness of safeguards used to manage those risks.

## well control, reliability and integrity

Manage well activity risks by developing, maintaining and using wells standards to plan and execute work. Verify that the requirements for WellSafe®* certification are effective. Maintain the integrity and reliability of wells by determining well failure mechanisms and actions to prevent or mitigate their occurrence and performing standardized operation, data acquisition, surveillance, condition monitoring, maintenance and well intervention activities.



## asset integrity, equipment reliability and maintenance

Prioritize, plan and complete maintenance to maintain the integrity of equipment, structures and protection devices for preventing and mitigating potential incidents. Analyze failure modes and effects, and complete inspection and testing programs. Identify and resolve facility and equipment reliability gaps and repetitive or recurring failures to improve reliability and optimize life cycle costs.



## procedures and operational readiness

Develop, maintain and reinforce consistent use of written procedures to safely start up, operate and shut down processes and/or equipment in an incident-free manner. Conduct reviews prior to startup for all new and modified facilities.



* WellSafe is a federally registered service mark of Chevron Intellectual Property LLC.

Our OE culture is fundamental to our business success. To build and maintain a strong OE culture across the workforce, our leaders foster open communication to learn and improve from our work while expecting consistent, disciplined execution of safeguards. Leaders are expected to encourage the workforce to report and learn from incidents and near misses by positively responding to feedback and fostering reliability across business functions. Creating consistent open engagements with the workforce and addressing their concerns is paramount.

As this illustration depicts, for process safety, reliability and integrity, we manage the integrity of operating systems through design principles and engineering and operating practices to prevent and mitigate process safety incidents. We apply technical and operational discipline to identify and mitigate the hazards associated with physical and chemical properties of materials being processed. We execute reliability programs so that equipment, components and systems perform their required functions across the full asset life cycle.

### materials and equipment management

Manage OE risks to Chevron related to materials and equipment that we procure for use in our facilities.



### management of change

Manage proposed changes to design, equipment, operations, products and organizations prior to implementation. Evaluate OE risks associated with changes, notify and train affected workforce of the change and update documentation.



### codes, standards and process safety information

Apply company and Chevron-adopted industry codes and standards for the design, construction, modification, operation, maintenance, decommissioning and restoration of facilities. Develop, maintain and use process safety information and asset data, including information on hazards of materials, process technology and equipment.



### life cycle investment analysis

Assess life cycle risks and trade-offs considering safety, the environment, reliability, efficiency and security in capital investment and expense decisions.





Learn more about our commitment to workforce safety at **www.chevron.com/safety**

# financials



**Photo:** Offshore Nigeria, remotely operated vehicles are used to service the deepwater Agbami Field at a water depth of approximately 4,800 feet. Agbami's subsea wells are tied back to a floating production, storage and offloading vessel. Chevron has a 67.3% operating interest in the field. Chevron has interests ranging from 20% to 100% in three operated and six nonoperated deepwater blocks in Nigeria.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

## Consolidated Financial Statements

## Notes to the Consolidated Financial Statements

## CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This *Annual Report* of Chevron Corporation contains forward-looking statements relating to Chevron's operations and energy transition plans that are based on management's current expectations, estimates and projections about the petroleum, chemicals and other energy-related industries. Words or phrases such as "anticipates," "expects," "intends," "plans," "targets," "advances," "commits," "drives," "aims," "forecasts," "projects," "believes," "approaches," "seeks," "schedules," "estimates," "positions," "pursues," "may," "can," "could," "should," "will," "budgets," "outlook," "trends," "guidance," "focus," "on track," "goals," "objectives," "strategies," "opportunities," "poised," "potential," "ambitions," "aspires" and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, many of which are beyond the company's control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. Unless legally required, Chevron undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices and demand for the company's products, and production curtailments due to market conditions; crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; technological advancements; changes to government policies in the countries in which the company operates; public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related government policies and actions; disruptions in the company's global supply chain, including supply chain constraints and escalation of the cost of goods and services; changing economic, regulatory and political environments in the various countries in which the company operates; general domestic and international economic and political conditions, including the military conflict between Russia and Ukraine and the global response to such conflict; changing refining, marketing and chemicals margins; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; development of large carbon capture and offset markets; the results of operations and financial condition of the company's suppliers, vendors, partners and equity affiliates, particularly during the COVID-19 pandemic; the inability or failure of the company's joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of the company's operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the company's control; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes undertaken or required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from pending or future litigation; the company's future acquisitions or dispositions of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government mandated sales, divestitures, recapitalizations, taxes and tax audits, tariffs, sanctions, changes in fiscal terms or restrictions on scope of company operations; foreign currency movements compared with the U.S. dollar; higher inflation and related impacts; material reductions in corporate liquidity and access to debt markets; the receipt of required Board authorizations to implement capital allocation strategies, including future stock repurchase programs and dividend payments; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; the company's ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and the factors set forth under the heading "Risk Factors" on pages 20 through 26 in the Annual Report on Form 10-K. Other unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements.

## Key Financial Results

| Millions of dollars, except per-share amounts | | 2022 | | 2021 | | 2020 |
|---|---|---|---|---|---|---|
| Net Income (Loss) Attributable to Chevron Corporation | $ | 35,465 | $ | 15,625 | $ | (5,543) |
| Per Share Amounts: | | | | | | |
| Net Income (Loss) Attributable to Chevron Corporation | | | | | | |
| – Basic | $ | 18.36 | $ | 8.15 | $ | (2.96) |
| – Diluted | $ | 18.28 | $ | 8.14 | $ | (2.96) |
| Dividends | $ | 5.68 | $ | 5.31 | $ | 5.16 |
| Sales and Other Operating Revenues | $ | 235,717 | $ | 155,606 | $ | 94,471 |
| Return on: | | | | | | |
| Capital Employed | | 20.3 % | | 9.4 % | | (2.8)% |
| Stockholders' Equity | | 23.8 % | | 11.5 % | | (4.0)% |

## Earnings by Major Operating Area

| Millions of dollars | | 2022 | | 2021 | | 2020 |
|---|---|---|---|---|---|---|
| Upstream | | | | | | |
| United States | $ | 12,621 | $ | 7,319 | $ | (1,608) |
| International | | 17,663 | | 8,499 | | (825) |
| **Total Upstream** | | **30,284** | | 15,818 | | (2,433) |
| Downstream | | | | | | |
| United States | | 5,394 | | 2,389 | | (571) |
| International | | 2,761 | | 525 | | 618 |
| **Total Downstream** | | **8,155** | | 2,914 | | 47 |
| All Other | | (2,974) | | (3,107) | | (3,157) |
| **Net Income (Loss) Attributable to Chevron Corporation[1,2]** | $ | **35,465** | $ | 15,625 | $ | (5,543) |

[1] Includes foreign currency effects: $ 669   $ 306   $ (645)

[2] Income net of tax, also referred to as "earnings" in the discussions that follow.

Refer to the Results of Operations section for a discussion of financial results by major operating area for the three years ended December 31, 2022. Throughout the document, certain totals and percentages may not sum to their component parts due to rounding.

## Business Environment and Outlook

Chevron Corporation is a global energy company with substantial business activities in the following countries: Angola, Argentina, Australia, Bangladesh, Brazil, Canada, China, Egypt, Equatorial Guinea, Israel, Kazakhstan, Mexico, Nigeria, the Partitioned Zone between Saudi Arabia and Kuwait, the Philippines, Republic of Congo, Singapore, South Korea, Thailand, the United Kingdom, the United States, and Venezuela.

The company's objective is to safely deliver higher returns, lower carbon and superior shareholder value in any business environment. Earnings of the company depend mostly on the profitability of its upstream business segment. The most significant factor affecting the results of operations for the upstream segment is the price of crude oil, which is determined in global markets outside of the company's control. In the company's downstream business, crude oil is the largest cost component of refined products. Periods of sustained lower commodity prices could result in the impairment or write-off of specific assets in future periods and cause the company to adjust operating expenses, including employee reductions, and capital expenditures, along with other measures intended to improve financial performance.

Governments, companies, communities, and other stakeholders are increasingly supporting efforts to address climate change. International initiatives and national, regional and state legislation and regulations that aim to directly or indirectly reduce GHG emissions are in various stages of design, adoption, and implementation. These policies and programs, some of which support the global net zero emissions ambitions of the Paris Agreement, can change the amount of energy consumed, the rate of energy-demand growth, the energy mix, and the relative economics of one fuel versus another. Implementation of jurisdiction-specific policies and programs can be dependent on, and can affect the pace of, technological advancements, the granting of necessary permits by governing authorities, the availability of cost-effective, verifiable carbon credits, the availability of suppliers that can meet sustainability and other standards, evolving regulatory or other requirements affecting ESG standards or other disclosures, and evolving standards for tracking and reporting on emissions and emission reductions and removals.

Some of these policies and programs include renewable and low carbon fuel standards, such as the Renewable Fuel Standard program in the U.S. and California's Low Carbon Fuel Standard; programs that price GHG emissions, including

California's Cap-and-Trade Program; performance standards, including methane-specific regulation such as the U.S. EPA's forthcoming New Source Performance Standard and Emissions Guidelines for Existing Sources; and measures that provide various incentives for lower carbon activities, including carbon capture and storage and the production of hydrogen and sustainable aviation fuel, such as the U.S. Inflation Reduction Act. Requirements for these and other similar policies and programs are complex, ever changing, program specific and encompass: (1) the blending of renewable fuels into transportation fuels; (2) the purchasing, selling, utilizing and retiring of allowances and carbon credits; and (3) other emissions reduction measures including efficiency improvements and capturing GHG emissions. While these compliance policies and programs may have negative impacts on the company now and in the future including, but not limited to, the displacement of hydrocarbon and other products, these policies have also enabled opportunities for Chevron as it grows and aims to further grow its lower carbon businesses. For example, the acquisition of Renewable Energy Group, Inc. (REG) in 2022 grew the company's renewable fuels production capacity and increased the company's carbon credit generation activities. Although we expect the company's costs to comply with these policies and programs to continue to increase, these costs currently do not have a material impact on the company's financial condition or results of operations.

Significant uncertainty remains as to the pace in which the transition to a lower carbon future will progress, which is dependent, in part, on further advancements and changes in policy, technology, and customer and consumer preferences. The level of expenditure required to comply with new or potential climate change-related laws and regulations and the amount of additional investments needed in new or existing technology or facilities, such as carbon capture and storage, is difficult to predict with certainty and is expected to vary depending on the actual laws and regulations enacted, available technology options, customer and consumer preferences, the company's activities, and market conditions. As discussed below, in 2021, the company announced planned capital spend of approximately $10 billion through 2028 in lower carbon investments. Although the future is uncertain, many published outlooks conclude that fossil fuels will remain a significant part of an energy system that increasingly incorporates lower carbon sources of supply for many years to come.

Chevron supports the Paris Agreement's global approach to governments addressing climate change and continues to take actions to help lower the carbon intensity of its operations while continuing to meet the demand for energy. Chevron believes that broad, market-based mechanisms are the most efficient approach to addressing GHG emission reductions. Chevron integrates climate change-related issues and the regulatory and other responses to these issues into its strategy and planning, capital investment reviews, and risk management tools and processes, where it believes they are applicable. They are also factored into the company's long-range supply, demand, and energy price forecasts. These forecasts reflect estimates of long-range effects from climate change-related policy actions, such as electric vehicle and renewable fuel penetration, energy efficiency standards, and demand response to oil and natural gas prices.

The company will continue to develop oil and gas resources to meet customers' and consumers' demand for energy. At the same time, Chevron believes that the future of energy is lower carbon. The company will continue to maintain flexibility in its portfolio to be responsive to changes in policy, technology, and customer and consumer preferences. Chevron aims to grow its traditional oil and gas business, lower the carbon intensity of its operations and grow lower carbon businesses in renewable fuels, hydrogen, carbon capture, offsets, and other emerging technologies. To grow its lower carbon businesses, Chevron plans to target sectors of the economy where emissions are harder to abate or that cannot be easily electrified, while leveraging the company's capabilities, assets and customer relationships. The company's traditional oil and gas business may increase or decrease depending upon regulatory or market forces, among other factors.

In 2021, Chevron announced the following aspiration and targets that are aligned with its lower carbon strategy:

***2050 Net Zero Upstream Aspiration*** Chevron aspires to achieve net zero for upstream production Scope 1 and 2 GHG emissions on an equity basis by 2050. The company believes accomplishing this aspiration depends on, among other things, partnerships with multiple stakeholders including customers, continuing progress on commercially viable technology, government policy, successful negotiations for carbon capture and storage and nature-based projects, availability and acceptability of cost-effective, verifiable offsets in the global market, and granting of necessary permits by governing authorities.

***2028 Upstream Production GHG Intensity Targets*** These metrics include Scope 1, direct emissions, and Scope 2, indirect emissions from imported electricity and steam, and are net of emissions from exported electricity and steam. The targeted 2028 reductions from 2016 on an equity ownership basis include a:

- 40 percent reduction in oil production GHG intensity to 24 kilograms (kg) carbon dioxide equivalent per barrel of oil-equivalent ($CO_2$e/boe),

- 26 percent reduction in gas production GHG intensity to 24 kg $CO_2$e/boe,

- 53 percent reduction in methane intensity to 2 kg $CO_2$e/boe, and

- 66 percent reduction in flaring GHG intensity to 3 kg $CO_2$e/boe.

The company also targets no routine flaring by 2030. We have set 2016 as our baseline to align with the year the Paris Agreement entered into force, and the company plans to update the metrics every five years in line with the Paris Agreement stocktakes. We believe these updates will provide additional transparency on the company's progress toward its net zero aspiration.

*2028 Portfolio Carbon Intensity Target* The company also introduced a portfolio carbon intensity (PCI) metric, which is a measure of the carbon intensity across the full value chain of Chevron's entire business. This metric encompasses the company's upstream and downstream business and includes Scope 1 (direct emissions), Scope 2 (indirect emissions from imported electricity and steam), and certain Scope 3 (primarily emissions from use of sold products) emissions. The company's PCI target is 71 grams (g) carbon dioxide equivalent ($CO_2$e) per megajoule (MJ) by 2028, a greater than five percent reduction from 2016.

*Planned Lower-Carbon Capital Spend through 2028* In 2021, the company established planned capital spend of approximately $10 billion through 2028 to advance its lower carbon strategy, which includes approximately $2 billion to lower the carbon intensity of its traditional oil and gas operations, and approximately $8 billion for lower carbon investments in renewable fuels, hydrogen and carbon capture and offsets. We anticipate setting additional capital spending targets as the company progresses toward its 2050 upstream production Scope 1 and 2 net zero aspiration and further grows its lower carbon business lines.

During 2021 and 2022, the company spent $4.8 billion in lower carbon investments, including $2.9 billion associated with the acquisition of REG.

Refer to "Risk Factors" in Part I, Item 1A, on pages 20 through 26 of the company's Annual Report on Form 10-K for further discussion of GHG regulation and climate change and the associated risks to Chevron's business, including the risks impacting Chevron's lower carbon strategy and its aspirations, targets and plans.

*Income Taxes* The effective tax rate for the company can change substantially during periods of significant earnings volatility. This is due to the mix effects that are impacted by both the absolute level of earnings or losses and whether they arise in higher or lower tax rate jurisdictions. As a result, a decline or increase in the effective income tax rate in one period may not be indicative of expected results in future periods. Additional information related to the company's effective income tax rate is included in Note 17 Taxes to the Consolidated Financial Statements.

The Inflation Reduction Act (IRA), enacted in the United States on August 16, 2022, imposes several new taxes that will be effective in 2023, including a 15 percent minimum tax on book income and a 1 percent excise tax on stock repurchases. The IRA also implements various incentives for lower carbon activities, including carbon capture and storage and the production of hydrogen and sustainable aviation fuel, and extends the federal biodiesel mixture excise tax credit through December 31, 2024. We do not currently expect the IRA to have a material impact on our results of operations.

*Supply Chain and Inflation Impacts* The company is actively managing its contracting, procurement, and supply chain activities to effectively manage costs and facilitate supply chain resiliency and continuity in support of the company's operational goals. Third party costs for capital, exploration, and operating expenses can be subject to external factors beyond the company's control including, but not limited to: severe weather or civil unrest, delays in construction, global and local supply chain distribution issues, inflation, tariffs or other taxes imposed on goods or services, and market-based prices charged by the industry's material and service providers. Chevron utilizes contracts with various pricing mechanisms, which may result in a lag before the company's costs reflect changes in market trends.

Inflation continued to be a key factor impacting the economy over the last year. For key oil and gas industry inputs (e.g. rigs, well services, etc.), markets are likely to remain tight with any upward pressure tied directly to possible increases in activity. In contrast, inflationary pressures have started to reduce for non-oil and gas specific goods and services as a result of reduced supply chain disruptions and a slowdown in economic activity. Chevron's 2023 capital expenditure budget assumes cost inflation that averages in the mid-single digits with certain areas higher, such as in the Permian Basin that assumes low double-digit cost inflation. Chevron believes it is well positioned to manage its costs for 2023, in large part due to indexed contracts and secured supplies for critical inputs.

Refer to the "Cautionary Statements Relevant to Forward-Looking Information" on page 2 and to "Risk Factors" in Part I, Item 1A, on pages 20 through 26 of the company's Annual Report on Form 10-K for a discussion of some of the inherent risks that could materially impact the company's results of operations or financial condition.

*Other Impacts*  The company continually evaluates opportunities to dispose of assets that are not expected to provide sufficient long-term value and to acquire assets or operations complementary to its asset base to help augment the company's financial performance and value growth. Asset dispositions and restructurings may result in significant gains or losses in future periods.

The company closely monitors developments in the financial and credit markets, the level of worldwide economic activity, and the implications for the company of movements in prices for crude oil and natural gas. Management takes these developments into account in the conduct of daily operations and for business planning.

The COVID-19 pandemic caused a significant decrease in demand for our products and created disruptions and volatility in the global marketplace beginning late in first quarter 2020. Demand has largely recovered as of year-end 2022; however, there continues to be uncertainty around the extent to which the COVID-19 pandemic may impact our future results, which could be material.

Earnings trends for the company's major business areas are described as follows:

*Upstream* Earnings for the upstream segment are closely aligned with industry prices for crude oil and natural gas. Crude oil and natural gas prices are subject to external factors over which the company has no control, including product demand connected with global economic conditions, industry production and inventory levels, technology advancements, production quotas or other actions imposed by OPEC+ countries, actions of regulators, weather-related damage and disruptions, competing fuel prices, natural and human causes beyond the company's control such as the COVID-19 pandemic, and regional supply interruptions or fears thereof that may be caused by military conflicts, civil unrest or political uncertainty. Any of these factors could also inhibit the company's production capacity in an affected region. The company closely monitors developments in the countries in which it operates and holds investments and seeks to manage risks in operating its facilities and businesses.

The longer-term trend in earnings for the upstream segment is also a function of other factors, including the company's ability to find or acquire and efficiently produce crude oil and natural gas, changes in fiscal terms of contracts, the pace of energy transition, and changes in tax, environmental and other applicable laws and regulations.

Chevron has interests in Venezuelan assets operated by independent affiliates. Chevron has been conducting limited activities in Venezuela consistent with the authorization provided pursuant to general licenses issued by the United States government. In fourth quarter 2022, Chevron received License 41 from the United States government, enabling the company to resume activity in Venezuela subject to certain limitations. The financial results for Chevron's business in Venezuela are being recorded as non-equity investments since 2020, where income is only recognized when cash is received and production and reserves are not included in the company's results. Crude oil liftings in Venezuela commenced in first quarter 2023, which are expected to positively impact the company's results going forward.

Caspian Pipeline Consortium (CPC), an equity affiliate, operates a 935-mile crude oil export pipeline from the Tengiz Field in Kazakhstan to tanker-loading facilities at Novorossiysk on the Russian coast of the Black Sea, providing the main export route for crude oil production from TCO, Karachaganak and other producing fields in Kazakhstan. The tanker loading facilities at Novorossiysk consist of three single point mooring facilities, with availability of two or more required to operate at full capacity. CPC is capable of operating at approximately 70 percent of capacity with one single point mooring facility in service. Two of the three offshore loading moorings at the CPC marine terminal were taken out of service during August 2022 for equipment repairs identified during normal maintenance. Repairs were completed in fourth quarter 2022. Production at TCO was not impacted by this CPC outage given turnaround activity at TCO and at other regional producers that ship through CPC. However, there is a risk that production from TCO could be curtailed in the future should availability of export facilities be constrained.

Governments (including Russia) have imposed and may impose additional sanctions and other trade laws, restrictions and regulations that could lead to disruption in our ability to produce, transport and/or export crude in the region around Russia and could have an adverse effect on CPC operations and/or the company's financial position. The financial impacts of such risks, including presently imposed sanctions, are not currently material for the company; however, it remains uncertain how long these conditions may last or how severe they may become.

***Commodity Prices*** The following chart shows the trend in benchmark prices for Brent crude oil, West Texas Intermediate (WTI) crude oil and U.S. Henry Hub natural gas. The Brent price averaged $101 per barrel for the full-year 2022, compared to $71 in 2021. As of mid-February 2023, the Brent price was $85 per barrel. The WTI price averaged $95 per barrel for the full-year 2022, compared to $68 in 2021. As of mid-February 2023, the WTI price was $79 per barrel. The majority of the company's equity crude production is priced based on the Brent benchmark.



Crude prices increased in 2022 driven by geopolitical risk, supply decisions by OPEC+ and continued demand recovery due to the further easing of COVID-19 restrictions. The company's average realization for U.S. crude oil and natural gas liquids in 2022 was $77 per barrel, up 37 percent from 2021. The company's average realization for international crude oil and natural gas liquids in 2022 was $91 per barrel, up 41 percent from 2021.

In contrast to price movements in the global market for crude oil, prices for natural gas are also impacted by regional supply and demand and infrastructure conditions in local markets. In the United States, prices at Henry Hub averaged $6.36 per thousand cubic feet (MCF) during 2022, compared with $3.85 per MCF during 2021. As of mid-February 2023, the Henry Hub spot price was $2.40 per MCF. (See page 43 for the company's average natural gas realizations for the U.S.).

Outside the United States, prices for natural gas also depend on a wide range of supply, demand and regulatory circumstances. The company's long-term contract prices for liquefied natural gas (LNG) are typically linked to crude oil prices. Most of the equity LNG offtake from the operated Australian LNG projects is committed under binding long-term contracts, with some sold in the Asian spot LNG market. International natural gas realizations averaged $9.75 per MCF during 2022, compared with $5.93 per MCF during 2021, mainly due to higher LNG prices.

***Production*** The company's worldwide net oil-equivalent production in 2022 was 3 million barrels per day. About 27 percent of the company's net oil-equivalent production in 2022 occurred in OPEC+ member countries of Angola, Equatorial Guinea, Kazakhstan, Nigeria, the Partitioned Zone between Saudi Arabia and Kuwait and Republic of Congo.

The company estimates its net oil-equivalent production in 2023, assuming a Brent crude oil price of $80 per barrel, to be flat to up 3 percent compared to 2022. This estimate is subject to many factors and uncertainties, including quotas or other actions that may be imposed by OPEC+; price effects on entitlement volumes; changes in fiscal terms or restrictions on the scope of company operations; delays in construction; reservoir performance; greater-than-expected declines in production from mature fields; start-up or ramp-up of projects; fluctuations in demand for crude oil and natural gas in various markets; weather conditions that may shut in production; civil unrest; changing geopolitics; delays in completion of maintenance turnarounds; storage constraints or economic conditions that could lead to shut-in production; or other disruptions to operations. The outlook for future production levels is also affected by the size and number of economic investment opportunities and the time lag between initial exploration and the beginning of production. The company has increased its investment emphasis on short-cycle projects.



**Net crude oil production**
Thousands of barrels per day

**Net natural gas liquids production**
Thousands of barrels per day

**Net natural gas production**
Millions of cubic feet per day

**Net proved reserves**
Billions of BOE*

**Net proved reserves by product**
Billions of BOE*

*BOE (barrels of oil-equivalent)

***Proved Reserves*** Net proved reserves for consolidated companies and affiliated companies totaled 11.2 billion barrels of oil-equivalent at year-end 2022, a slight decrease from year-end 2021. The reserve replacement ratio in 2022 was 97 percent. The 5 and 10 year reserve replacement ratios were 92 percent and 99 percent, respectively. Refer to Table V for a tabulation of the company's proved net oil and gas reserves by geographic area, at the beginning of 2020 and each year-end from 2020 through 2022, and an accompanying discussion of major changes to proved reserves by geographic area for the three-year period ending December 31, 2022.

Refer to the "Results of Operations" section on pages 39 and 40 for additional discussion of the company's upstream business.

***Downstream*** Earnings for the downstream segment are closely tied to margins on the refining, manufacturing and marketing of products that include gasoline, diesel, jet fuel, lubricants, fuel oil, fuel and lubricant additives, petrochemicals and renewable fuels. Industry margins are sometimes volatile and can be affected by the global and regional supply-and-demand balance for refined products and petrochemicals, and by changes in the price of crude oil, other refinery and petrochemical feedstocks, and natural gas. Industry margins can also be influenced by inventory levels, geopolitical events, costs of materials and services, refinery or chemical plant capacity utilization, maintenance programs, and disruptions at refineries or chemical plants resulting from unplanned outages due to severe weather, fires or other operational events.

Other factors affecting profitability for downstream operations include the reliability and efficiency of the company's refining, marketing and petrochemical assets, the effectiveness of its crude oil and product supply functions, and the volatility of tanker-charter rates for the company's shipping operations, which are driven by the industry's demand for crude oil and product tankers. Other factors beyond the company's control include the general level of inflation and energy costs to operate the company's refining, marketing and petrochemical assets, and changes in tax, environmental, and other applicable laws and regulations.

Refining margins were higher in 2022 because of recovering demand for refined products, low product inventories, lower industry refining capacity and lower product exports from Russia and China. Refining utilization was strong in 2022 to keep pace with demand growth. Although refining margins were elevated and still remain above historical levels, they fell considerably in late 2022. There are signs that higher refined product prices and concerns over macroeconomic conditions are slowing demand.

The company's most significant marketing areas are the West Coast and Gulf Coast of the United States and Asia Pacific. Chevron operates or has significant ownership interests in refineries in each of these areas. Additionally, the company has a growing presence in renewable fuels after acquiring REG.

Refer to the "Results of Operations" section on page 40 for additional discussion of the company's downstream operations.

***All Other*** consists of worldwide cash management and debt financing activities, corporate administrative functions, insurance operations, real estate activities and technology companies.

## Noteworthy Developments

Key noteworthy developments and other events during 2022 and early 2023 included the following:

*Angola* Announced final investment decision for gas development projects at the Quiluma and Maboqueiro (Q&M) fields.

*Argentina* Received a concession for the development of unconventional hydrocarbon resources in the east area of the El Trapial field for a 35-year period.

*Australia* Received permits, as part of joint ventures, to assess carbon storage for three blocks totaling nearly 7.8 million acres in offshore Australia.

*Canada* Invested in Aurora Hydrogen, a company developing emission-free hydrogen production technology.

*Egypt* Made a significant gas discovery at the Nargis block offshore Egypt in the eastern Mediterranean Sea.

*Finland* Acquired Neste Oyj's Group III base oil business, including its related sales and marketing business, and NEXBASE$^{TM}$ brand.

*Israel* Approved a project to expand the company's Tamar gas field in offshore Israel.

*Namibia* Entered Namibia by acquiring an 80 percent working interest in a deepwater oil and gas exploration lease.

*Nigeria* Extended Agbami and Usan leases to 2042.

*Qatar* Reached final investment decision with QatarEnergy on Ras Laffan Petrochemicals Complex through the company's 50 percent owned affiliate, Chevron Phillips Chemical Company LLC (CPChem).

*Republic of Congo* Extended the Haute Mer production sharing contract to 2040.

*United States* Completed the sale of the company's interest in the Eagle Ford Shale in Texas.

*United States* Approved the Ballymore project in the deepwater U.S. Gulf of Mexico. The field is planned to be produced through an existing facility with an allocated capacity of 75,000 barrels of crude oil per day.

*United States* Completed Project Canary pilot to independently certify operational and environment performance and earned highest certification rating for almost all participating Permian and DJ basins upstream assets, positioning the company to market responsibly sourced natural gas from the certified assets.

*United States* Acquired a 50 percent stake in an expanded joint venture to develop the Bayou Bend Carbon Capture and Sequestration (CCS) hub, with the goal of the hub becoming one of the first offshore CCS projects in the United States.

*United States* Formed a joint venture with Bunge North America, Inc. to develop renewable fuel feedstocks, leveraging Bunge's expertise in oilseed processing and farmer relationships and Chevron's expertise in fuels manufacturing and marketing.

*United States* Acquired REG, becoming the second largest producer of bio-based diesel in the United States.

*United States* Awarded 34 exploration leases in the Gulf of Mexico.

*United States* Announced investment in a new joint venture with California Bioenergy LLC to build infrastructure for the company's dairy biomethane projects in California.

*United States* Commenced a project expected to increase light crude oil processing capacity to 125,000 barrels per day at the company's Pasadena, Texas refinery.

*United States* Reached final investment decision on a major integrated polymer project (Golden Triangle Polymers) in the U.S. Gulf Coast at its 50 percent owned affiliate, CPChem.

*United States* Completed construction of a joint venture solar energy project to generate renewable energy for the company's oil and gas operations in the Permian Basin.

*United States* Acquired full ownership of Beyond6, LLC and its nationwide network of 55 compressed natural gas stations to grow Chevron's renewable natural gas value chain.

*United States* Announced joint venture with Baseload Capital to develop geothermal projects.

*United States* Announced collaboration with Raven SR Inc. and Hyzon Motors to produce hydrogen from green waste.

***United States*** Announced agreements or investments in companies to access and possibly develop lower carbon technologies, including Iwatani Corporation (hydrogen fueling sites), Carbon Clean Solutions Limited (carbon capture), TAE Technologies (nuclear fusion) and Svante Technology Inc. (carbon capture).

***Common Stock Dividends*** The 2022 annual dividend was $5.68 per share, making 2022 the 35th consecutive year that the company increased its annual per share dividend payout. In January 2023, the company's Board of Directors increased its quarterly dividend by $0.09 per share, approximately six percent, to $1.51 per share payable in March 2023.

***Common Stock Repurchase Program*** The company repurchased $11.25 billion of its common stock in 2022 under its stock repurchase program. For more information on the common stock repurchase program, see Liquidity and Capital Resources.

## Results of Operations

The following section presents the results of operations and variances on an after-tax basis for the company's business segments – Upstream and Downstream – as well as for "All Other." Earnings are also presented for the U.S. and international geographic areas of the Upstream and Downstream business segments. Refer to Note 14 Operating Segments and Geographic Data for a discussion of the company's "reportable segments." This section should also be read in conjunction with the discussion in Business Environment and Outlook. Refer to the Selected Operating Data for a three-year comparison of production volumes, refined product sales volumes and refinery inputs. A discussion of variances between 2021 and 2020 can be found in the "Results of Operations" section on pages 39 through 40 of the company's 2021 Annual Report on Form 10-K filed with the SEC on February 24, 2022.



**Worldwide Upstream earnings**
Billions of dollars



**Worldwide Downstream earnings**
Billions of dollars



**U.S. refined product sales**
Thousands of barrels per day



**International refined product sales***
Thousands of barrels per day

*Includes equity share in affiliates.

### *U.S. Upstream*

| Millions of dollars | | 2022 | | 2021 | | 2020 |
|---|---|---|---|---|---|---|
| **Earnings (Loss)** | $ | **12,621** | $ | 7,319 | $ | (1,608) |

U.S. upstream reported earnings of $12.6 billion in 2022, compared with $7.3 billion in 2021. The increase was due to higher realizations of $6.6 billion and higher sales volumes of $380 million, partially offset by higher operating expenses of $1.1 billion largely due to an early contract termination at Sabine Pass and lower asset sale gains of $670 million.

The company's average realization for U.S. crude oil and natural gas liquids in 2022 was $76.71 per barrel compared with $56.06 in 2021. The average natural gas realization was $5.55 per thousand cubic feet in 2022, compared with $3.11 in 2021.

Net oil-equivalent production in 2022 averaged 1.18 million barrels per day, up 4 percent from 2021. The increase was primarily due to net production increases in the Permian Basin.

The net liquids component of oil-equivalent production for 2022 averaged 888,000 barrels per day, up 3 percent from 2021. Net natural gas production averaged 1.76 billion cubic feet per day in 2022, an increase of 4 percent from 2021.

## *International Upstream*

| Millions of dollars | | 2022 | | 2021 | | 2020 |
|---|---|---|---|---|---|---|
| **Earnings (Loss)**[*] | $ | **17,663** | $ | 8,499 | $ | (825) |
| [*]Includes foreign currency effects: | $ | **816** | $ | 302 | $ | (285) |

International upstream reported earnings of $17.7 billion in 2022, compared with $8.5 billion in 2021. The increase was primarily due to higher realizations of $10.0 billion, lower operating expenses, lower depreciation, depletion and amortization related to end of concessions in Indonesia and Thailand of $1.3 billion and asset sale gains of $220 million. This was partially offset by lower sales volumes of $1.3 billion (also largely associated with the end of concessions in Indonesia and Thailand) and write-off and impairment charges of $1.1 billion. Foreign currency effects had a favorable impact on earnings of $514 million between periods.

The company's average realization for international crude oil and natural gas liquids in 2022 was $90.71 per barrel compared with $64.53 in 2021. The average natural gas realization was $9.75 per thousand cubic feet in 2022 compared with $5.93 in 2021.

International net oil-equivalent production was 1.82 million barrels per day in 2022, down 7 percent from 2021. The decrease was primarily due to lower production following expiration of the Erawan concession in Thailand and Rokan concession in Indonesia.

The net liquids component of international oil-equivalent production was 831,000 barrels per day in 2022, a decrease of 13 percent from 2021. International net natural gas production of 5.92 billion cubic feet per day in 2022, a decrease of 2 percent from 2021.

## *U.S. Downstream*

| Millions of dollars | | 2022 | | 2021 | | 2020 |
|---|---|---|---|---|---|---|
| **Earnings (Loss)** | $ | **5,394** | $ | 2,389 | $ | (571) |

U.S. downstream reported earnings of $5.4 billion in 2022, compared with $2.4 billion in 2021. The increase was primarily due to higher margins on refined product sales of $4.4 billion, partially offset by lower earnings from the 50 percent-owned CPChem of $790 million and higher operating expenses of $790 million, largely due to planned turnarounds.

Total refined product sales of 1.23 million barrels per day in 2022 increased 8 percent from 2021, mainly due to higher renewable fuel sales following the REG acquisition and higher jet fuel demand.

## *International Downstream*

| Millions of dollars | | 2022 | | 2021 | | 2020 |
|---|---|---|---|---|---|---|
| **Earnings**[*] | $ | **2,761** | $ | 525 | $ | 618 |
| [*]Includes foreign currency effects: | $ | **235** | $ | 185 | $ | (152) |

International downstream earned $2.8 billion in 2022, compared with $525 million in 2021. The increase in earnings was mainly due to higher margins on refined product sales of $2.7 billion and a favorable swing in foreign currency effects of $50 million between periods, partially offset by higher operating expenses of $650 million, largely due to transportation costs.

Total refined product sales of 1.39 million barrels per day in 2022 were up 5 percent from 2021, mainly due to higher jet fuel demand as travel restrictions associated with the COVID-19 pandemic continue to ease.

## *All Other*

| Millions of dollars | | 2022 | | 2021 | | 2020 |
|---|---|---|---|---|---|---|
| **Net charges**[*] | $ | **(2,974)** | $ | (3,107) | $ | (3,157) |
| [*]Includes foreign currency effects: | $ | **(382)** | $ | (181) | $ | (208) |

All Other consists of worldwide cash management and debt financing activities, corporate administrative functions, insurance operations, real estate activities, and technology companies.

Net charges in 2022 decreased $133 million from 2021. The change between periods was mainly due to lower pension settlement expense, loss on early debt retirement and lower interest expense, partially offset by the absence of 2021 favorable tax items and higher interest income. Foreign currency effects increased net charges by $201 million between periods.

## Consolidated Statement of Income

Comparative amounts for certain income statement categories are shown below. A discussion of variances between 2021 and 2020 can be found in the "Consolidated Statement of Income" section on pages 39 and 40 of the company's 2021 Annual Report on Form 10-K.

| Millions of dollars | 2022 | 2021 | 2020 |
|---|---|---|---|
| Sales and other operating revenues | $ 235,717 | $ 155,606 | $ 94,471 |

Sales and other operating revenues increased in 2022 mainly due to higher refined product, crude oil, and natural gas prices and higher refined product sales volumes.

| Millions of dollars | 2022 | 2021 | 2020 |
|---|---|---|---|
| Income (loss) from equity affiliates | $ 8,585 | $ 5,657 | $ (472) |

Income from equity affiliates improved in 2022 mainly due to higher upstream-related earnings from Tengizchevroil in Kazakhstan and Angola LNG and higher downstream-related earnings from GS Caltex in Korea, partially offset by lower earnings from CPChem. Refer to Note 15 Investments and Advances for a discussion of Chevron's investments in affiliated companies.

| Millions of dollars | 2022 | 2021 | 2020 |
|---|---|---|---|
| Other income | $ 1,950 | $ 1,202 | $ 693 |

Other income increased in 2022 mainly due to a favorable swing in foreign currency effects, higher interest income and lower charges associated with the early retirement of debt, partially offset by lower gains on asset sales.

| Millions of dollars | 2022 | 2021 | 2020 |
|---|---|---|---|
| Purchased crude oil and products | $ 145,416 | $ 92,249 | $ 52,148 |

Crude oil and product purchases increased in 2022 primarily due to higher crude oil, natural gas, and refined product prices.

| Millions of dollars | 2022 | 2021 | 2020 |
|---|---|---|---|
| Operating, selling, general and administrative expenses | $ 29,026 | $ 24,740 | $ 24,536 |

Operating, selling, general and administrative expenses increased in 2022 primarily due to higher transportation expenses, early contract termination charge at Sabine Pass and costs associated with planned refinery turnarounds.

| Millions of dollars | 2022 | 2021 | 2020 |
|---|---|---|---|
| Exploration expense | $ 974 | $ 549 | $ 1,537 |

Exploration expenses in 2022 increased primarily due to higher charges for well write-offs.

| Millions of dollars | 2022 | 2021 | 2020 |
|---|---|---|---|
| Depreciation, depletion and amortization | $ 16,319 | $ 17,925 | $ 19,508 |

Depreciation, depletion and amortization expenses decreased in 2022 primarily due to lower rates and lower production, partially offset by higher impairment and write-off charges.

| Millions of dollars | 2022 | 2021 | 2020 |
|---|---|---|---|
| Taxes other than on income | $ 4,032 | $ 3,963 | $ 2,839 |

Taxes other than on income increased in 2022 primarily due to higher taxes on production, partially offset by lower excise taxes.

| Millions of dollars | 2022 | 2021 | 2020 |
|---|---|---|---|
| Interest and debt expense | $ 516 | $ 712 | $ 697 |

Interest and debt expenses decreased in 2022 mainly due to lower debt balances.

| Millions of dollars | 2022 | 2021 | 2020 |
|---|---|---|---|
| Other components of net periodic benefit costs | $ 295 | $ 688 | $ 880 |

Other components of net periodic benefit costs decreased in 2022 primarily due to lower pension settlement costs, as fewer lump-sum pension distributions were made in the current year.

| Millions of dollars | 2022 | 2021 | 2020 |
|---|---|---|---|
| Income tax expense (benefit) | $ 14,066 | $ 5,950 | $ (1,892) |

The increase in income tax expense in 2022 of $8.1 billion is due to the increase in total income before tax for the company of $28.0 billion. The increase in income before taxes for the company is primarily the result of higher upstream realizations and downstream margins.

U.S. income before tax increased from $9.7 billion in 2021 to $21.0 billion in 2022. This $11.3 billion increase in income was primarily driven by higher upstream realizations and downstream margins, partially offset by higher operating expenses and lower asset sale gains. The increase in income had a direct impact on the company's U.S. income tax resulting in an increase to tax expense of $2.9 billion between year-over-year periods, from $1.6 billion in 2021 to $4.5 billion in 2022.

International income before tax increased from $12.0 billion in 2021 to $28.7 billion in 2022. This $16.7 billion increase in income was primarily driven by higher upstream realizations and downstream margins. The increased income primarily drove the $5.2 billion increase in international income tax expense between year-over-year periods, from $4.3 billion in 2021 to $9.6 billion in 2022.

Refer also to the discussion of the effective income tax rate in Note 17 Taxes.

## Selected Operating Data[1,2]

| | | 2022 | 2021 | 2020 |
|---|---|---|---|---|
| **U.S. Upstream** | | | | |
| Net Crude Oil and Natural Gas Liquids Production (MBPD) | | **888** | 858 | 789 |
| Net Natural Gas Production (MMCFPD)[3] | | **1,758** | 1,689 | 1,607 |
| Net Oil-Equivalent Production (MBOEPD) | | **1,181** | 1,139 | 1,058 |
| Sales of Natural Gas (MMCFPD)[4] | | **4,354** | 3,986 | 3,873 |
| Sales of Natural Gas Liquids (MBPD) | | **276** | 201 | 208 |
| Revenues from Net Production | | | | |
|   Liquids ($/Bbl) | $ | **76.71** | $ 56.06 | $ 30.53 |
|   Natural Gas ($/MCF) | $ | **5.55** | $ 3.11 | $ 0.98 |
| **International Upstream** | | | | |
| Net Crude Oil and Natural Gas Liquids Production (MBPD)[5] | | **831** | 956 | 1,078 |
| Net Natural Gas Production (MMCFPD)[3] | | **5,919** | 6,020 | 5,683 |
| Net Oil-Equivalent Production (MBOEPD)[4] | | **1,818** | 1,960 | 2,025 |
| Sales of Natural Gas (MMCFPD) | | **5,786** | 5,178 | 5,634 |
| Sales of Natural Gas Liquids (MBPD) | | **107** | 84 | 46 |
| Revenues from Liftings | | | | |
|   Liquids ($/Bbl) | $ | **90.71** | $ 64.53 | $ 36.07 |
|   Natural Gas ($/MCF) | $ | **9.75** | $ 5.93 | $ 4.59 |
| **Worldwide Upstream** | | | | |
| Net Oil-Equivalent Production (MBOEPD)[5] | | | | |
|   United States | | **1,181** | 1,139 | 1,058 |
|   International | | **1,818** | 1,960 | 2,025 |
|     Total | | **2,999** | 3,099 | 3,083 |
| **U.S. Downstream** | | | | |
| Gasoline Sales (MBPD)[6] | | **639** | 655 | 581 |
| Other Refined Product Sales (MBPD) | | **589** | 484 | 422 |
|   Total Refined Product Sales (MBPD) | | **1,228** | 1,139 | 1,003 |
| Sales of Natural Gas (MMCFPD)[4] | | **24** | 21 | 21 |
| Sales of Natural Gas Liquids (MBPD) | | **27** | 29 | 25 |
| Refinery Crude Oil Input (MBPD) | | **866** | 903 | 793 |
| **International Downstream** | | | | |
| Gasoline Sales (MBPD)[5] | | **336** | 321 | 264 |
| Other Refined Product Sales (MBPD) | | **1,050** | 994 | 957 |
|   Total Refined Product Sales (MBPD)[7] | | **1,386** | 1,315 | 1,221 |
| Sales of Natural Gas (MMCFPD)[4] | | **3** | — | — |
| Sales of Natural Gas Liquids (MBPD) | | **127** | 96 | 74 |
| Refinery Crude Oil Input (MBPD) | | **639** | 576 | 584 |

[1]  Includes company share of equity affiliates.

[2]  MBPD – thousands of barrels per day; MMCFPD – millions of cubic feet per day; MBOEPD – thousands of barrels of oil-equivalents per day; Bbl – barrel; MCF – thousands of cubic feet. Oil-equivalent gas (OEG) conversion ratio is 6,000 cubic feet of natural gas = 1 barrel of crude oil.

[3]  Includes natural gas consumed in operations (MMCFPD):

| | | 2022 | 2021 | 2020 |
|---|---|---|---|---|
|   United States | | **53** | 44 | 37 |
|   International | | **517** | 548 | 566 |

[4]  Downstream sales of Natural Gas separately identified from Upstream.

[5]  Includes net production of synthetic oil:

| | | 2022 | 2021 | 2020 |
|---|---|---|---|---|
|   Canada | | **45** | 55 | 54 |

[6]  Includes branded and unbranded gasoline.

[7]  Includes sales of affiliates (MBPD):

| | | 2022 | 2021 | 2020 |
|---|---|---|---|---|
| | | **389** | 357 | 348 |

## Liquidity and Capital Resources

***Sources and Uses of Cash*** The strength of the company's balance sheet enables it to fund any timing differences throughout the year between cash inflows and outflows.

***Cash, Cash Equivalents and Marketable Securities*** Total balances were $17.9 billion and $5.7 billion at December 31, 2022 and 2021, respectively. Cash provided by operating activities in 2022 was $49.6 billion, compared to $29.2 billion in 2021, primarily due to higher upstream realizations and refining margins. Cash provided by operating activities was net of contributions to employee pension plans of approximately $1.3 billion in 2022 and $1.8 billion in 2021. Proceeds and deposits related to asset sales totaled $1.4 billion in each of the last two years. Returns of investment totaled $1.2 billion and $439 million in 2022 and 2021, respectively. The returns of investment in 2022 were primarily from Angola LNG. As of third quarter 2022, Angola LNG distributions were, and are expected to continue to be, largely reflected in cash flow from operations. Cash flow from financing activities includes proceeds from shares issued for stock options of $5.8 billion in 2022, compared with $1.4 billion in 2021. Future cash proceeds from option exercises are expected to be lower than in 2022.

Restricted cash of $1.4 billion and $1.2 billion at December 31, 2022 and 2021, respectively, was held in cash and short-term marketable securities and recorded as "Deferred charges and other assets" and "Prepaid expenses and other current assets" on the Consolidated Balance Sheet. These amounts are generally associated with upstream decommissioning activities, tax payments and funds held in escrow for tax-deferred exchanges.

***Dividends*** Dividends paid to common stockholders were $11.0 billion in 2022 and $10.2 billion in 2021.

***Debt and Finance Lease Liabilities*** Total debt and finance lease liabilities were $23.3 billion at December 31, 2022, down from $31.4 billion at year-end 2021.

The $8.1 billion decrease in total debt and finance lease liabilities during 2022 was primarily due to the repayment of long-term notes that matured during the year and the early retirement of long-term notes. The company's debt and finance lease liabilities due within one year, consisting primarily of the current portion of long-term debt and redeemable long-term obligations, totaled $6.0 billion at December 31, 2022, compared with $8.0 billion at year-end 2021. Of these amounts, $4.1 billion and $7.8 billion were reclassified to long-term debt at the end of 2022 and 2021, respectively.

At year-end 2022, settlement of these obligations was not expected to require the use of working capital in 2023, as the company had the intent and the ability, as evidenced by committed credit facilities, to refinance them on a long-term basis.

The company has access to a commercial paper program as a financing source for working capital or other short-term needs. The company had no commercial paper outstanding as of December 31, 2022.

The company has an automatic shelf registration statement that expires in August 2023 for an unspecified amount of nonconvertible debt securities issued by Chevron Corporation or Chevron U.S.A. Inc. (CUSA).











The major debt rating agencies routinely evaluate the company's debt, and the company's cost of borrowing can increase or decrease depending on these debt ratings. The company has outstanding public bonds issued by Chevron Corporation, CUSA, Noble Energy, Inc. (Noble), and Texaco Capital Inc. Most of these securities are the obligations of, or guaranteed by, Chevron Corporation and are rated AA- by Standard and Poor's Corporation and Aa2 by Moody's Investors Service. The company's U.S. commercial paper is rated A-1+ by Standard and Poor's and P-1 by Moody's. All of these ratings denote high-quality, investment-grade securities.

The company's future debt level is dependent primarily on results of operations, cash that may be generated from asset dispositions, the capital program, lending commitments to affiliates and shareholder distributions. Based on its high-quality debt ratings, the company believes that it has substantial borrowing capacity to meet unanticipated cash requirements. During extended periods of low prices for crude oil and natural gas and narrow margins for refined products and commodity chemicals, the company has the ability to modify its capital spending plans and discontinue or curtail the stock repurchase program. This provides the flexibility to continue paying the common stock dividend and remain committed to retaining the company's high-quality debt ratings.

***Committed Credit Facilities*** Information related to committed credit facilities is included in Note 19 Short-Term Debt.

***Summarized Financial Information for Guarantee of Securities of Subsidiaries*** CUSA issued bonds that are fully and unconditionally guaranteed on an unsecured basis by Chevron Corporation (together, the "Obligor Group"). The tables below contain summary financial information for Chevron Corporation, as Guarantor, excluding its consolidated subsidiaries, and CUSA, as the issuer, excluding its consolidated subsidiaries. The summary financial information of the Obligor Group is presented on a combined basis, and transactions between the combined entities have been eliminated. Financial information for non-guarantor entities has been excluded.

| | Year Ended December 31, 2022 | | Year Ended December 31, 2021 |
|---|---|---|---|
| | (Millions of dollars) (unaudited) | | |
| Sales and other operating revenues | $ | 126,911 | $ 88,038 |
| Sales and other operating revenues - related party | | 50,082 | 28,499 |
| Total costs and other deductions | | 121,757 | 86,369 |
| Total costs and other deductions - related party | | 43,042 | 28,277 |
| **Net income (loss)** | $ | 15,043 | $ 5,515 |

| | At December 31, 2022 | | At December 31, 2021 |
|---|---|---|---|
| | (Millions of dollars) (unaudited) | | |
| Current assets | $ | 28,781 | $ 15,567 |
| Current assets - related party | | 12,326 | 12,227 |
| Other assets | | 50,505 | 48,461 |
| Current liabilities | | 22,663 | 22,554 |
| Current liabilities - related party | | 118,277 | 79,778 |
| Other liabilities | | 27,353 | 32,825 |
| **Total net equity (deficit)** | $ | (76,681) | $ (58,902) |

***Common Stock Repurchase Program*** The Board of Directors authorized a stock repurchase program in 2019, with a maximum dollar limit of $25 billion and no set term limits (the "2019 Program"). During 2022, the company purchased 69.9 million shares for $11.25 billion under the 2019 Program. As of December 31, 2022, the company had purchased a total of 131.4 million shares for $18.1 billion, resulting in $6.9 billion remaining under the 2019 Program. The company currently expects to repurchase $3.75 billion of its common stock during the first quarter of 2023 under the 2019 Program and will incur an additional one percent excise tax on such purchases as required by the IRA.

On January 25, 2023, the Board of Directors authorized the repurchase of the company's shares of common stock in an aggregate amount of $75 billion. The $75 billion authorization takes effect on April 1, 2023 and does not have a fixed expiration date (the "2023 Program"). It replaces the Board's previous repurchase authorization of $25 billion from January 2019, which will terminate on March 31, 2023, after the completion of the company's repurchases in the first quarter of 2023.

Repurchases of shares of the company's common stock may be made from time to time in the open market, by block purchases, in privately negotiated transactions or in such other manner as determined by the company. The timing of the repurchases and the actual amount repurchased will depend on a variety of factors, including the market price of the company's shares, general market and economic conditions, and other factors. The stock repurchase program does not obligate the company to acquire any particular amount of common stock and may be suspended or discontinued at any time.

***Capital Expenditures*** Capital expenditures (Capex) primarily includes additions to fixed asset or investment accounts for the company's consolidated subsidiaries and is disclosed in the Consolidated Statement of Cash Flows. Capex by business segment for 2022, 2021 and 2020 is as follows:

| | | | | | | | | | | Year ended December 31 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Capex** | | **2022** | | | 2021 | | | 2020 | | |
| *Millions of dollars* | U.S. | Int'l. | Total | U.S. | Int'l. | Total | U.S. | Int'l. | Total |
| Upstream | $ 6,847 | $ 2,718 | $ 9,565 | $ 4,554 | $ 2,221 | $ 6,775 | $ 4,933 | $ 2,555 | $ 7,488 |
| Downstream | 1,699 | 375 | 2,074 | 806 | 234 | 1,040 | 644 | 551 | 1,195 |
| All Other | 310 | 25 | 335 | 221 | 20 | 241 | 226 | 13 | 239 |
| **Capex** | $ 8,856 | $ 3,118 | $ 11,974 | $ 5,581 | $ 2,475 | $ 8,056 | $ 5,803 | $ 3,119 | $ 8,922 |

Capex for 2022 was $12.0 billion, 49 percent higher than 2021 due to increased upstream spend in the Permian Basin along with higher spend in downstream, largely related to the formation of the Bunge North America, Inc. (Bunge) joint venture and acquisition of the remaining interest in Beyond6, LLC (Beyond6).

The company estimates that 2023 Capex will be approximately $14 billion. In the upstream business, Capex is estimated to be $11.5 billion and includes more than $4 billion for Permian Basin development and roughly $2 billion for other shale & tight assets. More than 20 percent of upstream Capex is planned for projects in the Gulf of Mexico. Worldwide downstream spending in 2023 is estimated to be $1.9 billion. Investments in technology businesses and other corporate operations in 2023 are budgeted at $0.6 billion. Lower carbon Capex across all segments totals around $2 billion, including approximately $0.5 billion to lower the carbon intensity of Chevron's traditional operations and about $1 billion to increase renewable fuels production capacity.

Affiliate capital expenditures (Affiliate Capex), which does not require cash outlays by the company, is expected to be $3 billion in 2023. Nearly half of Affiliate Capex is for Tengizchevroil's FGP / WPMP Project in Kazakhstan and about a third is for CPChem.

***Capital and Exploratory Expenditures*** Capital and exploratory expenditures (C&E) is a key performance indicator and provides the company's investment level in its consolidated companies. This metric includes additions to fixed asset or investment accounts along with exploration expense for its consolidated companies. Management uses this metric along with Affiliate C&E (as defined below) to manage the allocation of capital across the company's entire portfolio, funding requirements and ultimately shareholder distributions.

The components of C&E are presented in the following table:

| | | | Year ended December 31 | |
|---|---|---|---|---|
| *Millions of dollars* | | **2022** | 2021 | 2020 |
| Capital expenditures | $ | **11,974** | $ 8,056 | $ 8,922 |
| Expensed exploration expenditures | | **488** | 431 | 500 |
| Assets acquired through finance leases and other obligations | | **3** | 64 | 53 |
| Payments for other assets and liabilities, net | | **(169)** | 2 | 42 |
| **Capital and exploratory expenditures (C&E)** | $ | **12,296** | $ 8,553 | $ 9,517 |
| **Affiliate capital and exploratory expenditures (Affiliate C&E)** | $ | **3,366** | $ 3,167 | $ 3,982 |

C&E by business segment for 2022, 2021 and 2020 is as follows:

| | | | | | | | | | | Year ended December 31 |
|---|---|---|---|---|---|---|---|---|---|---|
| **C&E** | | **2022** | | | 2021 | | | 2020 | | |
| *Millions of dollars* | U.S. | Int'l. | Total | U.S. | Int'l. | Total | U.S. | Int'l. | Total |
| Upstream | $ 6,980 | $ 3,073 | $ 10,053 | $ 4,696 | $ 2,512 | $ 7,208 | $ 5,130 | $ 2,867 | $ 7,997 |
| Downstream | 1,702 | 206 | 1,908 | 870 | 234 | 1,104 | 697 | 584 | 1,281 |
| All Other | 310 | 25 | 335 | 221 | 20 | 241 | 226 | 13 | 239 |
| **C&E** | $ 8,992 | $ 3,304 | $ 12,296 | $ 5,787 | $ 2,766 | $ 8,553 | $ 6,053 | $ 3,464 | $ 9,517 |

C&E for 2022 was $12.3 billion, 44 percent higher than 2021 due to increased upstream spend in the Permian Basin along with higher spend in downstream, largely related to the formation of the Bunge joint venture and acquisition of the remaining interest in Beyond6. The acquisitions of Renewable Energy Group Inc. and Noble are not included in the company's C&E or Capex.

***Affiliate Capital and Exploratory Expenditures*** Equity affiliate capital and exploratory expenditures (Affiliate C&E) is also a key performance indicator that provides the company's share of investments in its significant equity affiliate companies. This metric includes additions to fixed asset and investment accounts along with exploration expense in the equity affiliate companies' financial statements. Management uses this metric to assess possible funding needs and/or shareholder distribution capacity of the company's equity affiliate companies. Together with C&E, management also uses Affiliate C&E to manage allocation of capital across the company's entire portfolio, funding requirements and ultimately shareholder distributions.

Affiliate C&E, which is the same as Affiliate Capex spend, by business segment for 2022, 2021 and 2020 is as follows:

| | | | | | | | | | | Year ended December 31 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Affiliate C&E** | | **2022** | | | 2021 | | | | | 2020 |
| *Millions of dollars* | U.S. | Int'l. | Total | U.S. | Int'l. | Total | U.S. | Int'l. | Total | |
| Upstream | $ — | $ 2,406 | $ 2,406 | $ 2 | $ 2,404 | $ 2,406 | $ — | $ 2,917 | $ 2,917 | |
| Downstream | 768 | 192 | 960 | 365 | 396 | 761 | 324 | 741 | 1,065 | |
| All Other | — | — | — | — | — | — | — | — | — | |
| **Affiliate C&E** | $ 768 | $ 2,598 | $ 3,366 | $ 367 | $ 2,800 | $ 3,167 | $ 324 | $ 3,658 | $ 3,982 | |

Affiliate C&E for 2022 was $3.4 billion, 6 percent higher than 2021.

The company monitors market conditions and can adjust future capital outlays should conditions change.

***Noncontrolling Interests*** The company had noncontrolling interests of $960 million at December 31, 2022 and $873 million at December 31, 2021. Distributions to noncontrolling interests net of contributions totaled $114 million and $36 million in 2022 and 2021, respectively. Included within noncontrolling interests at December 31, 2022 is $142 million of redeemable noncontrolling interest.

***Pension Obligations*** Information related to pension plan contributions is included in Note 23 Employee Benefit Plans, under the heading "Cash Contributions and Benefit Payments."

***Contractual Obligations*** Information related to the company's significant contractual obligations is included in Note 19 Short-Term Debt, in Note 20 Long-Term Debt and in Note 5 Lease Commitments. The aggregate amount of interest due on these obligations, excluding leases, is: 2023 – $595; 2024 – $536; 2025 – $476; 2026 – $395; 2027 – $340; after 2027 – $3,373.

***Long-Term Unconditional Purchase Obligations and Commitments, Including Throughput and Take-or-Pay Agreements*** Information related to these off-balance sheet matters is included in Note 24 Other Contingencies and Commitments, under the heading "Long-Term Unconditional Purchase Obligations and Commitments, Including Throughput and Take-or-Pay Agreements."

***Direct Guarantees*** Information related to guarantees is included in Note 24 Other Contingencies and Commitments under the heading "Guarantees."

***Indemnifications*** Information related to indemnifications is included in Note 24 Other Contingencies and Commitments under the heading "Indemnifications."

## Financial Ratios and Metrics

The following represent several metrics the company believes are useful measures to monitor the financial health of the company and its performance over time:

*Current Ratio* Current assets divided by current liabilities, which indicates the company's ability to repay its short-term liabilities with short-term assets. The current ratio in all periods was adversely affected by the fact that Chevron's inventories are valued on a last-in, first-out basis. At year-end 2022, the book value of inventory was lower than replacement costs, based on average acquisition costs during the year, by approximately $9.1 billion.

| | | | At December 31 |
|---|---|---|---|
| *Millions of dollars* | **2022** | 2021 | 2020 |
| Current assets | $ **50,343** | $ 33,738 | $ 26,078 |
| Current liabilities | **34,208** | 26,791 | 22,183 |
| **Current Ratio** | **1.5** | 1.3 | 1.2 |

*Interest Coverage Ratio* Income before income tax expense, plus interest and debt expense and amortization of capitalized interest, less net income attributable to noncontrolling interests, divided by before-tax interest costs. This ratio indicates the company's ability to pay interest on outstanding debt. The company's interest coverage ratio in 2022 was higher than 2021 due to higher income.

| | | | Year ended December 31 |
|---|---|---|---|
| *Millions of dollars* | **2022** | 2021 | 2020 |
| Income (Loss) Before Income Tax Expense | $ **49,674** | $ 21,639 | $ (7,453) |
| Plus: Interest and debt expense | **516** | 712 | 697 |
| Plus: Before-tax amortization of capitalized interest | **199** | 215 | 205 |
| Less: Net income attributable to noncontrolling interests | **143** | 64 | (18) |
| **Subtotal for calculation** | **50,246** | 22,502 | (6,533) |
| Total financing interest and debt costs | $ **630** | $ 775 | $ 735 |
| **Interest Coverage Ratio** | **79.8** | 29.0 | (8.9) |

*Free Cash Flow* The cash provided by operating activities less capital expenditures, which represents the cash available to creditors and investors after investing in the business.

| | | | Year ended December 31 |
|---|---|---|---|
| *Millions of dollars* | **2022** | 2021 | 2020 |
| Net cash provided by operating activities | $ **49,602** | $ 29,187 | $ 10,577 |
| Less: Capital expenditures | **11,974** | 8,056 | 8,922 |
| **Free Cash Flow** | $ **37,628** | $ 21,131 | $ 1,655 |

*Debt Ratio* Total debt as a percentage of total debt plus Chevron Corporation Stockholders' Equity, which indicates the company's leverage.

| | | | At December 31 |
|---|---|---|---|
| *Millions of dollars* | **2022** | 2021 | 2020 |
| Short-term debt | $ **1,964** | $ 256 | $ 1,548 |
| Long-term debt | **21,375** | 31,113 | 42,767 |
| **Total debt** | **23,339** | 31,369 | 44,315 |
| Total Chevron Corporation Stockholders' Equity | **159,282** | 139,067 | 131,688 |
| **Total debt plus total Chevron Corporation Stockholders' Equity** | $ **182,621** | $ 170,436 | $ 176,003 |
| **Debt Ratio** | **12.8 %** | 18.4 % | 25.2 % |

***Net Debt Ratio*** Total debt less cash and cash equivalents and marketable securities as a percentage of total debt less cash and cash equivalents and marketable securities, plus Chevron Corporation Stockholders' Equity, which indicates the company's leverage, net of its cash balances.

| | | At December 31 | |
|---|---|---|---|
| *Millions of dollars* | **2022** | 2021 | 2020 |
| Short-term debt | **$ 1,964** | $ 256 | $ 1,548 |
| Long-term debt | **21,375** | 31,113 | 42,767 |
| **Total Debt** | **23,339** | 31,369 | 44,315 |
| Less: Cash and cash equivalents | **17,678** | 5,640 | 5,596 |
| Less: Marketable securities | **223** | 35 | 31 |
| **Total adjusted debt** | **5,438** | 25,694 | 38,688 |
| Total Chevron Corporation Stockholders' Equity | **159,282** | 139,067 | 131,688 |
| **Total adjusted debt plus total Chevron Corporation Stockholders' Equity** | **$ 164,720** | $ 164,761 | $ 170,376 |
| **Net Debt Ratio** | **3.3 %** | 15.6 % | 22.7 % |

***Capital Employed*** The sum of Chevron Corporation Stockholders' Equity, total debt and noncontrolling interests, which represents the net investment in the business.

| | | At December 31 | |
|---|---|---|---|
| *Millions of dollars* | **2022** | 2021 | 2020 |
| Chevron Corporation Stockholders' Equity | **$ 159,282** | $ 139,067 | $ 131,688 |
| Plus: Short-term debt | **1,964** | 256 | 1,548 |
| Plus: Long-term debt | **21,375** | 31,113 | 42,767 |
| Plus: Noncontrolling interest | **960** | 873 | 1,038 |
| **Capital Employed at December 31** | **$ 183,581** | $ 171,309 | $ 177,041 |

***Return on Average Capital Employed (ROCE)*** Net income attributable to Chevron (adjusted for after-tax interest expense and noncontrolling interest) divided by average capital employed. Average capital employed is computed by averaging the sum of capital employed at the beginning and end of the year. ROCE is a ratio intended to measure annual earnings as a percentage of historical investments in the business.

| | | Year ended December 31 | |
|---|---|---|---|
| *Millions of dollars* | **2022** | 2021 | 2020 |
| Net income attributable to Chevron | **$ 35,465** | $ 15,625 | $ (5,543) |
| Plus: After-tax interest and debt expense | **476** | 662 | 658 |
| Plus: Noncontrolling interest | **143** | 64 | (18) |
| **Net income after adjustments** | **36,084** | 16,351 | (4,903) |
| Average capital employed | **$ 177,445** | $ 174,175 | $ 174,611 |
| **Return on Average Capital Employed** | **20.3 %** | 9.4 % | (2.8) % |

***Return on Stockholders' Equity (ROSE)*** Net income attributable to Chevron divided by average Chevron Corporation Stockholders' Equity. Average stockholders' equity is computed by averaging the sum of stockholders' equity at the beginning and end of the year. ROSE is a ratio intended to measure earnings as a percentage of shareholder investments.

| | | Year ended December 31 | |
|---|---|---|---|
| *Millions of dollars* | **2022** | 2021 | 2020 |
| Net income attributable to Chevron | **$ 35,465** | $ 15,625 | $ (5,543) |
| Chevron Corporation Stockholders' Equity at December 31 | **159,282** | 139,067 | 131,688 |
| Average Chevron Corporation Stockholders' Equity | **149,175** | 135,378 | 137,951 |
| **Return on Average Stockholders' Equity** | **23.8 %** | 11.5 % | (4.0) % |

## Financial and Derivative Instrument Market Risk

The market risk associated with the company's portfolio of financial and derivative instruments is discussed below. The estimates of financial exposure to market risk do not represent the company's projection of future market changes. The actual impact of future market changes could differ materially due to factors discussed elsewhere in this report, including those set forth under the heading "Risk Factors" in Part I, Item 1A.

***Derivative Commodity Instruments*** Chevron is exposed to market risks related to the price volatility of crude oil, refined products, natural gas liquids, natural gas, liquefied natural gas and refinery feedstocks. The company uses derivative commodity instruments to manage these exposures on a portion of its activity, including firm commitments and anticipated transactions for the purchase, sale and storage of crude oil, refined products, natural gas liquids, natural gas, liquefied natural gas and feedstock for company refineries. The company also uses derivative commodity instruments for limited trading purposes. The results of these activities were not material to the company's financial position, results of operations or cash flows in 2022.

The company's market exposure positions are monitored on a daily basis by an internal Risk Control group in accordance with the company's risk management policies. The company's risk management practices and its compliance with policies are reviewed by the Audit Committee of the company's Board of Directors.

Derivatives beyond those designated as normal purchase and normal sale contracts are recorded at fair value on the Consolidated Balance Sheet with resulting gains and losses reflected in income. Fair values are derived principally from published market quotes and other independent third-party quotes. The change in fair value of Chevron's derivative commodity instruments in 2022 was not material to the company's results of operations.

The company uses the Monte Carlo simulation method as its Value-at-Risk (VaR) model to estimate the maximum potential loss in fair value, at the 95 percent confidence level with a one-day holding period, from the effect of adverse changes in market conditions on derivative commodity instruments held or issued. Based on these inputs, the VaR for the company's primary risk exposures in the area of derivative commodity instruments at December 31, 2022 and 2021 was not material to the company's cash flows or results of operations.

***Foreign Currency*** The company may enter into foreign currency derivative contracts to manage some of its foreign currency exposures. These exposures include revenue and anticipated purchase transactions, including foreign currency capital expenditures and lease commitments. The foreign currency derivative contracts, if any, are recorded at fair value on the balance sheet with resulting gains and losses reflected in income. There were no material open foreign currency derivative contracts at December 31, 2022.

***Interest Rates*** The company may enter into interest rate swaps from time to time as part of its overall strategy to manage the interest rate risk on its debt. Interest rate swaps, if any, are recorded at fair value on the balance sheet with resulting gains and losses reflected in income. At year-end 2022, the company had no interest rate swaps.

## Transactions With Related Parties

Chevron enters into a number of business arrangements with related parties, principally its equity affiliates. These arrangements include long-term supply or offtake agreements and long-term purchase agreements. Refer to "Other Information" in Note 15 Investments and Advances for further discussion. Management believes these agreements have been negotiated on terms consistent with those that would have been negotiated with an unrelated party.

## Litigation and Other Contingencies

***Ecuador*** Information related to Ecuador matters is included in Note 16 Litigation under the heading "Ecuador."

***Climate Change*** Information related to climate change-related matters is included in Note 16 Litigation under the heading "Climate Change."

***Louisiana*** Information related to Louisiana coastal matters is included in Note 16 Litigation under the heading "Louisiana."

***Environmental*** The following table displays the annual changes to the company's before-tax environmental remediation reserves, including those for U.S. federal Superfund sites and analogous sites under state laws.

| Millions of dollars | | 2022 | | 2021 | | 2020 |
|---|---|---|---|---|---|---|
| Balance at January 1 | $ | 960 | $ | 1,139 | $ | 1,234 |
| Net additions | | 182 | | 114 | | 179 |
| Expenditures | | (274) | | (293) | | (274) |
| **Balance at December 31** | $ | 868 | $ | 960 | $ | 1,139 |

The company records asset retirement obligations when there is a legal obligation associated with the retirement of long-lived assets and the liability can be reasonably estimated. These asset retirement obligations include costs related to environmental issues. The liability balance of approximately $12.7 billion for asset retirement obligations at year-end 2022 is related primarily to upstream properties.

For the company's other ongoing operating assets, such as refineries and chemicals facilities, no provisions are made for exit or cleanup costs that may be required when such assets reach the end of their useful lives unless a decision to sell or otherwise decommission the facility has been made, as the indeterminate settlement dates for the asset retirements prevent estimation of the fair value of the asset retirement obligation.

Refer to the discussion below for additional information on environmental matters and their impact on Chevron, and on the company's 2022 environmental expenditures. Refer to Note 24 Other Contingencies and Commitments under the heading "Environmental" for additional discussion of environmental remediation provisions and year-end reserves. Refer also to Note 25 Asset Retirement Obligations for additional discussion of the company's asset retirement obligations.

*Suspended Wells* Information related to suspended wells is included in Note 21 Accounting for Suspended Exploratory Wells.

*Income Taxes* Information related to income tax contingencies is included in Note 17 Taxes and in Note 24 Other Contingencies and Commitments under the heading "Income Taxes."

*Other Contingencies* Information related to other contingencies is included in Note 24 Other Contingencies and Commitments under the heading "Other Contingencies."

## Environmental Matters

The company is subject to various international and U.S. federal, state and local environmental, health and safety laws, regulations and market-based programs. These laws, regulations and programs continue to evolve and are expected to increase in both number and complexity over time and govern not only the manner in which the company conducts its operations, but also the products it sells. Consideration of environmental issues and the responses to those issues through international agreements and national, regional or state legislation or regulations are integrated into the company's strategy and planning, capital investment reviews and risk management tools and processes, where applicable. They are also factored into the company's long-range supply, demand and energy price forecasts. These forecasts reflect long-range effects from renewable fuel penetration, energy efficiency standards, climate-related policy actions, and demand response to oil and natural gas prices. In addition, legislation and regulations intended to address hydraulic fracturing also continue to evolve in many jurisdictions where we operate. Refer to "Risk Factors" in Part I, Item 1A, on pages 20 through 26 of the company's Annual Report on Form 10-K for a discussion of some of the inherent risks of increasingly restrictive environmental and other regulation that could materially impact the company's results of operations or financial condition. Refer to Business Environment and Outlook on pages 32 and 33 for a discussion of legislative and regulatory efforts to address climate change.

Most of the costs of complying with existing laws and regulations pertaining to company operations and products are embedded in the normal costs of doing business. However, it is not possible to predict with certainty the amount of additional investments in new or existing technology or facilities or the amounts of increased operating costs to be incurred in the future to prevent, control, reduce or eliminate releases of hazardous materials or other pollutants into the environment; remediate and restore areas damaged by prior releases of hazardous materials; or comply with new environmental laws or regulations. Although these costs may be significant to the results of operations in any single period, the company does not presently expect them to have a material adverse effect on the company's liquidity or financial position.

Accidental leaks and spills requiring cleanup may occur in the ordinary course of business. The company may incur expenses for corrective actions at various owned and previously owned facilities and at third-party-owned waste disposal sites used by the company. An obligation may arise when operations are closed or sold or at non-Chevron sites where company products have been handled or disposed of. Most of the expenditures to fulfill these obligations relate to facilities and sites where past operations followed practices and procedures that were considered acceptable at the time but now require investigative or remedial work or both to meet current standards.

Using definitions and guidelines established by the American Petroleum Institute, Chevron estimated its worldwide environmental spending in 2022 at approximately $2.0 billion for its consolidated companies. Included in these expenditures were approximately $0.2 billion of environmental capital expenditures and $1.8 billion of costs associated with the prevention, control, abatement or elimination of hazardous substances and pollutants from operating, closed or divested sites, and the decommissioning and restoration of sites.

For 2023, total worldwide environmental capital expenditures are estimated at $0.2 billion. These capital costs are in addition to the ongoing costs of complying with environmental regulations and the costs to remediate previously contaminated sites.

## Critical Accounting Estimates and Assumptions

Management makes many estimates and assumptions in the application of accounting principles generally accepted in the United States of America (GAAP) that may have a material impact on the company's consolidated financial statements and related disclosures and on the comparability of such information over different reporting periods. Such estimates and assumptions affect reported amounts of assets, liabilities, revenues and expenses, as well as disclosures of contingent assets and liabilities. Estimates and assumptions are based on management's experience and other information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known.

The discussion in this section of "critical" accounting estimates and assumptions is according to the disclosure guidelines of the SEC, wherein:

1. the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters, or the susceptibility of such matters to change; and

2. the impact of the estimates and assumptions on the company's financial condition or operating performance is material.

The development and selection of accounting estimates and assumptions, including those deemed "critical," and the associated disclosures in this discussion have been discussed with the Audit Committee of the Board of Directors. The areas of accounting and the associated "critical" estimates and assumptions made by the company are as follows:

*Oil and Gas Reserves* Crude oil, natural gas liquids and natural gas reserves are estimates of future production that impact certain asset and expense accounts included in the Consolidated Financial Statements. Proved reserves are the estimated quantities of oil and gas that geoscience and engineering data demonstrate with reasonable certainty to be economically producible in the future under existing economic conditions, operating methods and government regulations. Proved reserves include both developed and undeveloped volumes. Proved developed reserves represent volumes expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are volumes expected to be recovered from new wells on undrilled proved acreage, or from existing wells where a relatively major expenditure is required for recompletion. Variables impacting Chevron's estimated volumes of crude oil and natural gas reserves include field performance, available technology, commodity prices, and development, production and carbon costs.

The estimates of crude oil, natural gas liquids and natural gas reserves are important to the timing of expense recognition for costs incurred and to the valuation of certain oil and gas producing assets. Impacts of oil and gas reserves on Chevron's Consolidated Financial Statements, using the successful efforts method of accounting, include the following:

1. Amortization - Capitalized exploratory drilling and development costs are depreciated on a unit-of-production (UOP) basis using proved developed reserves. Acquisition costs of proved properties are amortized on a UOP basis using total proved reserves. During 2022, Chevron's UOP Depreciation, Depletion and Amortization (DD&A) for oil and gas properties was $10.8 billion, and proved developed reserves at the beginning of 2022 were 6.6 billion barrels for consolidated companies. If the estimates of proved reserves used in the UOP calculations for consolidated operations had been lower by five percent across all oil and gas properties, UOP DD&A in 2022 would have increased by approximately $600 million.

2. Impairment - Oil and gas reserves are used in assessing oil and gas producing properties for impairment. A significant reduction in the estimated reserves of a property would trigger an impairment review. Proved reserves (and, in some cases, a portion of unproved resources) are used to estimate future production volumes in the cash flow model. For a further discussion of estimates and assumptions used in impairment assessments, see *Impairment of Properties, Plant and Equipment and Investments in Affiliates* below.

Refer to Table V, "Reserve Quantity Information," for the changes in proved reserve estimates for each of the three years ended December 31, 2020, 2021 and 2022, and to Table VII, "Changes in the Standardized Measure of Discounted Future Net Cash Flows From Proved Reserves" for estimates of proved reserve values for each of the three years ended December 31, 2020, 2021 and 2022.

This Oil and Gas Reserves commentary should be read in conjunction with the Properties, Plant and Equipment section of Note 1 Summary of Significant Accounting Policies, which includes a description of the "successful efforts" method of accounting for oil and gas exploration and production activities.

*Impairment of Properties, Plant and Equipment and Investments in Affiliates* The company assesses its properties, plant and equipment (PP&E) for possible impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If the carrying value of an asset exceeds the future undiscounted cash flows expected from the asset, an impairment charge is recorded for the excess of the carrying value of the asset over its estimated fair value.

Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters, such as future commodity prices, operating expenses, carbon costs, production profiles, the pace of the energy transition, and the outlook for global or regional market supply-and-demand conditions for crude oil, natural gas liquids, natural gas, commodity chemicals and refined products. However, the impairment reviews and calculations are based on assumptions that are generally consistent with the company's business plans and long-term investment decisions. Refer also to the discussion of impairments of properties, plant and equipment in Note 18 Properties, Plant and Equipment and to the section on Properties, Plant and Equipment in Note 1 Summary of Significant Accounting Policies.

The company performs impairment assessments when triggering events arise to determine whether any write-down in the carrying value of an asset or asset group is required. For example, when significant downward revisions to crude oil, natural gas liquids and natural gas reserves are made for any single field or concession, an impairment review is performed to determine if the carrying value of the asset remains recoverable. Similarly, a significant downward revision in the company's crude oil, natural gas liquids or natural gas price outlook would trigger impairment reviews for impacted upstream assets. In addition, impairments could occur due to changes in national, state or local environmental regulations or laws, including those designed to stop or impede the development or production of oil and gas. Also, if the expectation of sale of a particular asset or asset group in any period has been deemed more likely than not, an impairment review is performed, and if the estimated net proceeds exceed the carrying value of the asset or asset group, no impairment charge is required. Such calculations are reviewed each period until the asset or asset group is disposed. Assets that are not impaired on a held-and-used basis could possibly become impaired if a decision is made to sell such assets. That is, the assets would be impaired if they are classified as held-for-sale and the estimated proceeds from the sale, less costs to sell, are less than the assets' associated carrying values.

Investments in common stock of affiliates that are accounted for under the equity method, as well as investments in other securities of these equity investees, are reviewed for impairment when the fair value of the investment falls below the company's carrying value. When this occurs, a determination must be made as to whether this loss is other-than-temporary, in which case the investment is impaired. Because of the number of differing assumptions potentially affecting whether an investment is impaired in any period or the amount of the impairment, a sensitivity analysis is not practicable.

A sensitivity analysis of the impact on earnings for these periods if other assumptions had been used in impairment reviews and impairment calculations is not practicable, given the broad range of the company's PP&E and the number of assumptions involved in the estimates. That is, favorable changes to some assumptions might have avoided the need to impair any assets in these periods, whereas unfavorable changes might have caused an additional unknown number of other assets to become impaired, or resulted in larger impacts on impaired assets.

*Asset Retirement Obligations* In the determination of fair value for an asset retirement obligation (ARO), the company uses various assumptions and judgments, including such factors as the existence of a legal obligation, estimated amounts and timing of settlements, discount and inflation rates, and the expected impact of advances in technology and process improvements. A sensitivity analysis of the ARO impact on earnings for 2022 is not practicable, given the broad range of the company's long-lived assets and the number of assumptions involved in the estimates. That is, favorable changes to some assumptions would have reduced estimated future obligations, thereby lowering accretion expense and amortization costs, whereas unfavorable changes would have the opposite effect. Refer to Note 25 Asset Retirement Obligations for additional discussions on asset retirement obligations.

*Pension and Other Postretirement Benefit Plans* Note 23 Employee Benefit Plans includes information on the funded status of the company's pension and other postretirement benefit (OPEB) plans reflected on the Consolidated Balance Sheet; the components of pension and OPEB expense reflected on the Consolidated Statement of Income; and the related underlying assumptions.

The determination of pension plan expense and obligations is based on a number of actuarial assumptions. Two critical assumptions are the expected long-term rate of return on plan assets and the discount rate applied to pension plan obligations. Critical assumptions in determining expense and obligations for OPEB plans, which provide for certain health care and life insurance benefits for qualifying retired employees and which are not funded, are the discount rate and the assumed health care cost-trend rates. Information related to the company's processes to develop these assumptions is included in Note 23 Employee Benefit Plans under the relevant headings. Actual rates may vary significantly from estimates because of unanticipated changes beyond the company's control.

For 2022, the company used an expected long-term rate of return of 6.6 percent and a discount rate for service costs of 3.5 percent and a discount rate for interest cost of 2.7 percent for the primary U.S. pension plan. The actual return for 2022 was (17.8) percent. For the 10 years ended December 31, 2022, actual asset returns averaged 5.7 percent for this plan. Additionally, with the exception of three years within this 10-year period, actual asset returns for this plan equaled or exceeded 6.6 percent during each year.

Total pension expense for 2022 was $763 million. An increase in the expected long-term return on plan assets or the discount rate would reduce pension plan expense, and vice versa. As an indication of the sensitivity of pension expense to the long-term rate of return assumption, a 1 percent increase in this assumption for the company's primary U.S. pension plan, which accounted for about 55 percent of companywide pension expense, would have reduced total pension plan expense for 2022 by approximately $75 million. A 1 percent increase in the discount rates for this same plan would have reduced pension expense for 2022 by approximately $177 million.

The aggregate funded status recognized at December 31, 2022, was a net liability of approximately $1.8 billion. An increase in the discount rate would decrease the pension obligation, thus changing the funded status of a plan. At December 31, 2022, the company used a discount rate of 5.2 percent to measure the obligations for the primary U.S. pension plan. As an indication of the sensitivity of pension liabilities to the discount rate assumption, a 0.25 percent increase in the discount rate applied to the company's primary U.S. pension plan, which accounted for about 63 percent of the companywide pension obligation, would have reduced the plan obligation by approximately $239 million, and would have decreased the plan's underfunded status from approximately $475 million to $236 million.

For the company's OPEB plans, expense for 2022 was $89 million, and the total liability, all unfunded at the end of 2022, was $1.9 billion. For the primary U.S. OPEB plan, the company used a discount rate for service cost of 3.1 percent and a discount rate for interest cost of 2.1 percent to measure expense in 2022, and a 5.2 percent discount rate to measure the benefit obligations at December 31, 2022. Discount rate changes, similar to those used in the pension sensitivity analysis, resulted in an immaterial impact on 2022 OPEB expense and OPEB liabilities at the end of 2022.

Differences between the various assumptions used to determine expense and the funded status of each plan and actual experience are included in actuarial gain/loss. Refer to page 90 in Note 23 Employee Benefit Plans for more information on the $3.4 billion of before-tax actuarial losses recorded by the company as of December 31, 2022. In addition, information related to company contributions is included on page 93 in Note 23 Employee Benefit Plans under the heading "Cash Contributions and Benefit Payments."

***Contingent Losses*** Management also makes judgments and estimates in recording liabilities for claims, litigation, tax matters and environmental remediation. Actual costs can frequently vary from estimates for a variety of reasons. For example, the costs for settlement of claims and litigation can vary from estimates based on differing interpretations of laws, opinions on culpability and assessments on the amount of damages. Similarly, liabilities for environmental remediation are subject to change because of changes in laws, regulations and their interpretation, the determination of additional information on the extent and nature of site contamination, and improvements in technology.

Under the accounting rules, a liability is generally recorded for these types of contingencies if management determines the loss to be both probable and estimable. The company generally reports these losses as "Operating expenses" or "Selling, general and administrative expenses" on the Consolidated Statement of Income. An exception to this handling is for income tax matters, for which benefits are recognized only if management determines the tax position is more likely than not (i.e., likelihood greater than 50 percent) to be allowed by the tax jurisdiction. For additional discussion of income tax uncertainties, refer to Note 24 Other Contingencies and Commitments under the heading "Income Taxes." Refer also to the business segment discussions elsewhere in this section for the effect on earnings from losses associated with certain litigation, environmental remediation and tax matters for the three years ended December 31, 2022.

An estimate as to the sensitivity to earnings for these periods if other assumptions had been used in recording these liabilities is not practicable because of the number of contingencies that must be assessed, the number of underlying assumptions and the wide range of reasonably possible outcomes, both in terms of the probability of loss and the estimates of such loss. For further information, refer to "Changes in management's estimates and assumptions may have a material impact on the company's consolidated financial statements and financial or operational performance in any given period" in "Risk Factors" in Part I, Item 1A, on pages 25 and 26 of the company's Annual Report on Form 10-K.

## New Accounting Standards

Refer to Note 4 New Accounting Standards for information regarding new accounting standards.

## Quarterly Results

Unaudited

| Millions of dollars, except per-share amounts | 2022 4th Q | 3rd Q | 2nd Q | 1st Q | 2021 4th Q | 3rd Q | 2nd Q | 1st Q |
|---|---|---|---|---|---|---|---|---|
| **Revenues and Other Income** | | | | | | | | |
| Sales and other operating revenues | **$54,523** | **$63,508** | **$65,372** | **$52,314** | $45,861 | $42,552 | $36,117 | $31,076 |
| Income from equity affiliates | **1,623** | **2,410** | **2,467** | **2,085** | 1,657 | 1,647 | 1,442 | 911 |
| Other income | **327** | **726** | **923** | **(26)** | 611 | 511 | 38 | 42 |
| **Total Revenues and Other Income** | **56,473** | **66,644** | **68,762** | **54,373** | 48,129 | 44,710 | 37,597 | 32,029 |
| **Costs and Other Deductions** | | | | | | | | |
| Purchased crude oil and products | **32,570** | **38,751** | **40,684** | **33,411** | 28,046 | 24,570 | 21,446 | 18,187 |
| Operating expenses | **6,401** | **6,357** | **6,318** | **5,638** | 5,507 | 5,353 | 4,899 | 4,967 |
| Selling, general and administrative expenses | **1,454** | **1,028** | **863** | **967** | 1,271 | 657 | 1,096 | 990 |
| Exploration expenses | **453** | **116** | **196** | **209** | 192 | 158 | 113 | 86 |
| Depreciation, depletion and amortization | **4,764** | **4,201** | **3,700** | **3,654** | 4,813 | 4,304 | 4,522 | 4,286 |
| Taxes other than on income | **864** | **1,046** | **882** | **1,240** | 1,074 | 1,339 | 749 | 801 |
| Interest and debt expense | **123** | **128** | **129** | **136** | 155 | 174 | 185 | 198 |
| Other components of net periodic benefit costs | **36** | **208** | **(13)** | **64** | 86 | 100 | 165 | 337 |
| **Total Costs and Other Deductions** | **46,665** | **51,835** | **52,759** | **45,319** | 41,144 | 36,655 | 33,175 | 29,852 |
| **Income (Loss) Before Income Tax Expense** | **9,808** | **14,809** | **16,003** | **9,054** | 6,985 | 8,055 | 4,422 | 2,177 |
| **Income Tax Expense (Benefit)** | **3,430** | **3,571** | **4,288** | **2,777** | 1,903 | 1,940 | 1,328 | 779 |
| **Net Income (Loss)** | **$ 6,378** | **$11,238** | **$11,715** | **$ 6,277** | $ 5,082 | $ 6,115 | $ 3,094 | $ 1,398 |
| Less: Net income attributable to noncontrolling interests | **25** | **7** | **93** | **18** | 27 | 4 | 12 | 21 |
| **Net Income (Loss) Attributable to Chevron Corporation** | **$ 6,353** | **$11,231** | **$11,622** | **$ 6,259** | $ 5,055 | $ 6,111 | $ 3,082 | $ 1,377 |
| **Per Share of Common Stock** | | | | | | | | |
| **Net Income (Loss) Attributable to Chevron Corporation** | | | | | | | | |
| **– Basic** | **$ 3.34** | **$ 5.81** | **$ 5.98** | **$ 3.23** | $ 2.63 | $ 3.19 | $ 1.61 | $ 0.72 |
| **– Diluted** | **$ 3.33** | **$ 5.78** | **$ 5.95** | **$ 3.22** | $ 2.63 | $ 3.19 | $ 1.60 | $ 0.72 |
| **Dividends per share** | **$ 1.42** | **$ 1.42** | **$ 1.42** | **$ 1.42** | $ 1.34 | $ 1.34 | $ 1.34 | $ 1.29 |

## Management's Responsibility for Financial Statements

*To the Stockholders of Chevron Corporation*

Management of Chevron Corporation is responsible for preparing the accompanying consolidated financial statements and the related information appearing in this report. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and fairly represent the transactions and financial position of the company. The financial statements include amounts that are based on management's best estimates and judgments.

As stated in its report included herein, the independent registered public accounting firm of PricewaterhouseCoopers LLP has audited the company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Board of Directors of Chevron has an Audit Committee composed of directors who are not officers or employees of the company. The Audit Committee meets regularly with members of management, the internal auditors and the independent registered public accounting firm to review accounting, internal control, auditing and financial reporting matters. Both the internal auditors and the independent registered public accounting firm have free and direct access to the Audit Committee without the presence of management.

The company's management has evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the company's disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2022. Based on that evaluation, management concluded that the company's disclosure controls are effective in ensuring that information required to be recorded, processed, summarized and reported are done within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms.

## Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). The company's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the company's internal control over financial reporting based on the *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of this evaluation, the company's management concluded that internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of the company's internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report included herein.







| | | |
|---|---|---|
| Michael K. Wirth | Pierre R. Breber | David A. Inchausti |
| Chairman of the Board | Vice President | Vice President |
| and Chief Executive Officer | and Chief Financial Officer | and Controller |

*February 23, 2023*

## Report of Independent Registered Public Accounting Firm

*To the Board of Directors and Stockholders of Chevron Corporation*

***Opinions on the Financial Statements and Internal Control over Financial Reporting***

We have audited the accompanying consolidated balance sheet of Chevron Corporation and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

***Basis for Opinions***

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

***Definition and Limitations of Internal Control over Financial Reporting***

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

**Critical Audit Matters**

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*The Impact of Proved Crude Oil and Natural Gas Reserves on Upstream Property, Plant, and Equipment, Net*

As described in Notes 1 and 18 to the consolidated financial statements, the Company's upstream property, plant and equipment, net balance was $125.6 billion as of December 31, 2022, and depreciation, depletion and amortization expense was $14.8 billion for the year ended December 31, 2022. The Company follows the successful efforts method of accounting for crude oil and natural gas exploration and production activities. Depreciation and depletion of all capitalized costs of proved crude oil and natural gas producing properties, except mineral interests, are expensed using the unit-of-production method, generally by individual field, as the proved developed reserves are produced. Depletion expenses for capitalized costs of proved mineral interests are recognized using the unit-of-production method by individual field as the related proved reserves are produced. As disclosed by management, variables impacting the Company's estimated volumes of crude oil and natural gas reserves include field performance, available technology, commodity prices, and development, production and carbon costs. Reserves are estimated by Company asset teams composed of earth scientists and engineers. As part of the internal control process related to reserves estimation, the Company maintains a Reserves Advisory Committee (RAC) (the Company's earth scientists, engineers and RAC are collectively referred to as "management's specialists").

The principal considerations for our determination that performing procedures relating to the impact of proved crude oil, natural gas liquids and natural gas reserves on upstream property, plant, and equipment, net is a critical audit matter are (i) the significant judgment by management, including the use of management's specialists, when developing the estimates of proved crude oil, natural gas liquids and natural gas reserve volumes, which in turn led to (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related to the data, methods and assumptions used by management and its specialists in developing the estimates of proved crude oil and natural gas reserve volumes.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimates of proved crude oil, natural gas liquids and natural gas reserve volumes. The work of management's specialists was used in performing the procedures to evaluate the reasonableness of the proved crude oil, natural gas liquids and natural gas reserve volumes. As a basis for using this work, the specialists' qualifications were understood and the Company's relationship with the specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by the specialists, tests of the data used by the specialists and an evaluation of the specialists' findings.

*PricewaterhouseCoopers LLP*

*PricewaterhouseCoopers LLP*
*San Francisco, California*
*February 23, 2023*

We have served as the Company's auditor since 1935.

## Consolidated Statement of Income

Millions of dollars, except per-share amounts

|  | | 2022 | | 2021 | | 2020 |
|---|---|---|---|---|---|---|
|  | | | | Year ended December 31 | | |
| **Revenues and Other Income** | | | | | | |
| Sales and other operating revenues | $ | **235,717** | $ | 155,606 | $ | 94,471 |
| Income (loss) from equity affiliates | | **8,585** | | 5,657 | | (472) |
| Other income | | **1,950** | | 1,202 | | 693 |
| **Total Revenues and Other Income** | | **246,252** | | 162,465 | | 94,692 |
| **Costs and Other Deductions** | | | | | | |
| Purchased crude oil and products | | **145,416** | | 92,249 | | 52,148 |
| Operating expenses | | **24,714** | | 20,726 | | 20,323 |
| Selling, general and administrative expenses | | **4,312** | | 4,014 | | 4,213 |
| Exploration expenses | | **974** | | 549 | | 1,537 |
| Depreciation, depletion and amortization | | **16,319** | | 17,925 | | 19,508 |
| Taxes other than on income | | **4,032** | | 3,963 | | 2,839 |
| Interest and debt expense | | **516** | | 712 | | 697 |
| Other components of net periodic benefit costs | | **295** | | 688 | | 880 |
| **Total Costs and Other Deductions** | | **196,578** | | 140,826 | | 102,145 |
| **Income (Loss) Before Income Tax Expense** | | **49,674** | | 21,639 | | (7,453) |
| **Income Tax Expense (Benefit)** | | **14,066** | | 5,950 | | (1,892) |
| **Net Income (Loss)** | | **35,608** | | 15,689 | | (5,561) |
| Less: Net income (loss) attributable to noncontrolling interests | | **143** | | 64 | | (18) |
| **Net Income (Loss) Attributable to Chevron Corporation** | $ | **35,465** | $ | 15,625 | $ | (5,543) |
| **Per Share of Common Stock** | | | | | | |
| **Net Income (Loss) Attributable to Chevron Corporation** | | | | | | |
| **  - Basic** | $ | **18.36** | $ | 8.15 | $ | (2.96) |
| **  - Diluted** | $ | **18.28** | $ | 8.14 | $ | (2.96) |

See accompanying Notes to the Consolidated Financial Statements.

# Consolidated Statement of Comprehensive Income

Millions of dollars

|  | Year ended December 31 | | |
|---|---|---|---|
|  | **2022** | 2021 | 2020 |
| **Net Income (Loss)** | $ **35,608** | $ 15,689 | $ (5,561) |
| Currency translation adjustment |  |  |  |
|   Unrealized net change arising during period | **(41)** | (55) | 35 |
| Unrealized holding gain (loss) on securities |  |  |  |
|   Net gain (loss) arising during period | **(1)** | (1) | (2) |
| Derivatives |  |  |  |
|   Net derivatives gain (loss) on hedge transactions | **65** | (6) | — |
|   Reclassification to net income | **(80)** | 6 | — |
|   Income taxes on derivatives transactions | **3** | — | — |
|   **Total** | **(12)** | — | — |
| Defined benefit plans |  |  |  |
|   Actuarial gain (loss) |  |  |  |
|     Amortization to net income of net actuarial loss and settlements | **599** | 1,069 | 1,107 |
|     Actuarial gain (loss) arising during period | **1,050** | 1,244 | (2,004) |
|   Prior service credits (cost) |  |  |  |
|     Amortization to net income of net prior service costs and curtailments | **(19)** | (14) | (23) |
|     Prior service (costs) credits arising during period | **(96)** | — | — |
|   Defined benefit plans sponsored by equity affiliates - benefit (cost) | **100** | 127 | (104) |
|   Income tax benefit (cost) on defined benefit plans | **(489)** | (647) | 369 |
|   **Total** | **1,145** | 1,779 | (655) |
| **Other Comprehensive Gain (Loss), Net of Tax** | **1,091** | 1,723 | (622) |
| **Comprehensive Income (Loss)** | **36,699** | 17,412 | (6,183) |
| Comprehensive loss (income) attributable to noncontrolling interests | **(143)** | (64) | 18 |
| **Comprehensive Income (Loss) Attributable to Chevron Corporation** | $ **36,556** | $ 17,348 | $ (6,165) |

See accompanying Notes to the Consolidated Financial Statements.

# Consolidated Balance Sheet

Millions of dollars, except per-share amounts

|  | | At December 31 | |
|---|---|---|---|
|  | | **2022** | 2021 |
| **Assets** | | | |
| Cash and cash equivalents | $ | **17,678** | $ 5,640 |
| Marketable securities | | **223** | 35 |
| Accounts and notes receivable (less allowance: 2022 - $457; 2021 - $303) | | **20,456** | 18,419 |
| Inventories: | | | |
|   Crude oil and products | | **5,866** | 4,248 |
|   Chemicals | | **515** | 565 |
|   Materials, supplies and other | | **1,866** | 1,982 |
|     Total inventories | | **8,247** | 6,795 |
| Prepaid expenses and other current assets | | **3,739** | 2,849 |
| **Total Current Assets** | | **50,343** | 33,738 |
| Long-term receivables, net (less allowances: 2022 - $552; 2021 - $442) | | **1,069** | 603 |
| Investments and advances | | **45,238** | 40,696 |
| Properties, plant and equipment, at cost | | **327,785** | 336,045 |
| Less: Accumulated depreciation, depletion and amortization | | **184,194** | 189,084 |
|   Properties, plant and equipment, net | | **143,591** | 146,961 |
| Deferred charges and other assets | | **12,310** | 12,384 |
| Goodwill | | **4,722** | 4,385 |
| Assets held for sale | | **436** | 768 |
| **Total Assets** | $ | **257,709** | $ 239,535 |
| **Liabilities and Equity** | | | |
| Short-term debt | $ | **1,964** | $ 256 |
| Accounts payable | | **18,955** | 16,454 |
| Accrued liabilities | | **7,486** | 6,972 |
| Federal and other taxes on income | | **4,381** | 1,700 |
| Other taxes payable | | **1,422** | 1,409 |
| **Total Current Liabilities** | | **34,208** | 26,791 |
| Long-term debt[1] | | **21,375** | 31,113 |
| Deferred credits and other noncurrent obligations | | **20,396** | 20,778 |
| Noncurrent deferred income taxes | | **17,131** | 14,665 |
| Noncurrent employee benefit plans | | **4,357** | 6,248 |
| **Total Liabilities[2]** | $ | **97,467** | $ 99,595 |
| Preferred stock (authorized 100,000,000 shares; $1.00 par value; none issued) | | **—** | — |
| Common stock (authorized 6,000,000,000 shares; $0.75 par value; 2,442,676,580 shares issued at December 31, 2022 and 2021) | | **1,832** | 1,832 |
| Capital in excess of par value | | **18,660** | 17,282 |
| Retained earnings | | **190,024** | 165,546 |
| Accumulated other comprehensive losses | | **(2,798)** | (3,889) |
| Deferred compensation and benefit plan trust | | **(240)** | (240) |
| Treasury stock, at cost (2022 - 527,460,237 shares; 2021 - 512,870,523 shares) | | **(48,196)** | (41,464) |
| **Total Chevron Corporation Stockholders' Equity** | | **159,282** | 139,067 |
| Noncontrolling interests (includes redeemable noncontrolling interest of $142 and $135 at December 31, 2022 and 2021) | | **960** | 873 |
| **Total Equity** | | **160,242** | 139,940 |
| **Total Liabilities and Equity** | $ | **257,709** | $ 239,535 |

[1] Includes finance lease liabilities of $403 and $449 at December 31, 2022 and 2021, respectively.
[2] Refer to Note 24 Other Contingencies and Commitments.

See accompanying Notes to the Consolidated Financial Statements.

## Consolidated Statement of Cash Flows

Millions of dollars

|  | | Year ended December 31 | | |
|---|---|---|---|---|
|  | | **2022** | 2021 | 2020 |
| **Operating Activities** | | | | |
| Net Income (Loss) | $ | **35,608** | $  15,689 | $  (5,561) |
| Adjustments | | | | |
| Depreciation, depletion and amortization | | **16,319** | 17,925 | 19,508 |
| Dry hole expense | | **486** | 118 | 1,036 |
| Distributions more (less) than income from equity affiliates | | **(4,730)** | (1,998) | 2,015 |
| Net before-tax gains on asset retirements and sales | | **(550)** | (1,021) | (760) |
| Net foreign currency effects | | **(412)** | (7) | 619 |
| Deferred income tax provision | | **2,124** | 700 | (3,604) |
| Net decrease (increase) in operating working capital | | **2,125** | (1,361) | (1,652) |
| Decrease (increase) in long-term receivables | | **153** | 21 | 296 |
| Net decrease (increase) in other deferred charges | | **(212)** | (320) | (248) |
| Cash contributions to employee pension plans | | **(1,322)** | (1,751) | (1,213) |
| Other | | **13** | 1,192 | 141 |
| **Net Cash Provided by Operating Activities** | | **49,602** | 29,187 | 10,577 |
| **Investing Activities** | | | | |
| Acquisition of businesses, net of cash received | | **(2,862)** | — | 373 |
| Capital expenditures | | **(11,974)** | (8,056) | (8,922) |
| Proceeds and deposits related to asset sales and returns of investment | | **2,635** | 1,791 | 2,968 |
| Net sales (purchases) of marketable securities | | **117** | (1) | 35 |
| Net repayment (borrowing) of loans by equity affiliates | | **(24)** | 401 | (1,419) |
| **Net Cash Used for Investing Activities** | | **(12,108)** | (5,865) | (6,965) |
| **Financing Activities** | | | | |
| Net borrowings (repayments) of short-term obligations | | **263** | (5,572) | 651 |
| Proceeds from issuances of long-term debt | | **—** | — | 12,308 |
| Repayments of long-term debt and other financing obligations | | **(8,742)** | (7,364) | (5,489) |
| Cash dividends - common stock | | **(10,968)** | (10,179) | (9,651) |
| Net contributions from (distributions to) noncontrolling interests | | **(114)** | (36) | (24) |
| Net sales (purchases) of treasury shares | | **(5,417)** | 38 | (1,531) |
| **Net Cash Provided by (Used for) Financing Activities** | | **(24,978)** | (23,113) | (3,736) |
| **Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash** | | **(190)** | (151) | (50) |
| **Net Change in Cash, Cash Equivalents and Restricted Cash** | | **12,326** | 58 | (174) |
| **Cash, Cash Equivalents and Restricted Cash at January 1** | | **6,795** | 6,737 | 6,911 |
| **Cash, Cash Equivalents and Restricted Cash at December 31** | $ | **19,121** | $  6,795 | $  6,737 |

See accompanying Notes to the Consolidated Financial Statements.

# Consolidated Statement of Equity

Amounts in millions of dollars

| | Common Stock[1] | Retained Earnings | Acc. Other Comprehensive Income (Loss) | Treasury Stock (at cost) | Chevron Corp. Stockholders' Equity | Noncontrolling Interests | Total Equity |
|---|---|---|---|---|---|---|---|
| **Balance at December 31, 2019** | $ 18,857 | $ 174,945 | $ (4,990) | $ (44,599) | $ 144,213 | $ 995 | $ 145,208 |
| Treasury stock transactions | 84 | — | — | — | 84 | — | 84 |
| Noble acquisition[2] | (520) | — | — | 4,629 | 4,109 | 779 | 4,888 |
| Net income (loss) | — | (5,543) | — | — | (5,543) | (18) | (5,561) |
| Cash dividends ($5.16 per share) | — | (9,651) | — | — | (9,651) | (24) | (9,675) |
| Stock dividends | — | (5) | — | — | (5) | — | (5) |
| Other comprehensive income | — | — | (622) | — | (622) | — | (622) |
| Purchases of treasury shares | — | — | — | (1,757) | (1,757) | — | (1,757) |
| Issuances of treasury shares | — | — | — | 229 | 229 | — | 229 |
| Other changes, net | — | 631 | — | — | 631 | (694) | (63) |
| **Balance at December 31, 2020** | $ 18,421 | $ 160,377 | $ (5,612) | $ (41,498) | $ 131,688 | $ 1,038 | $ 132,726 |
| Treasury stock transactions | 315 | — | — | — | 315 | — | 315 |
| NBLX acquisition | 138 | (148) | — | 377 | 367 | (321) | 46 |
| Net income (loss) | — | 15,625 | — | — | 15,625 | 64 | 15,689 |
| Cash dividends ($5.31 per share) | — | (10,179) | — | — | (10,179) | (53) | (10,232) |
| Stock dividends | — | (3) | — | — | (3) | — | (3) |
| Other comprehensive income | — | — | 1,723 | — | 1,723 | — | 1,723 |
| Purchases of treasury shares | — | — | — | (1,383) | (1,383) | — | (1,383) |
| Issuances of treasury shares | — | — | — | 1,040 | 1,040 | — | 1,040 |
| Other changes, net | — | (126) | — | — | (126) | 145 | 19 |
| **Balance at December 31, 2021** | $ 18,874 | $ 165,546 | $ (3,889) | $ (41,464) | $ 139,067 | $ 873 | $ 139,940 |
| Treasury stock transactions | 63 | — | — | — | 63 | — | 63 |
| Net income (loss) | — | 35,465 | — | — | 35,465 | 143 | 35,608 |
| Cash dividends ($5.68 per share) | — | (10,968) | — | — | (10,968) | (118) | (11,086) |
| Stock dividends | — | (3) | — | — | (3) | — | (3) |
| Other comprehensive income | — | — | 1,091 | — | 1,091 | — | 1,091 |
| Purchases of treasury shares | — | — | — | (11,255) | (11,255) | — | (11,255) |
| Issuances of treasury shares | 1,315 | — | — | 4,523 | 5,838 | — | 5,838 |
| Other changes, net | — | (16) | — | — | (16) | 62 | 46 |
| **Balance at December 31, 2022** | $ 20,252 | $ 190,024 | $ (2,798) | $ (48,196) | $ 159,282 | $ 960 | $ 160,242 |

| | Common Stock Share Activity | | |
|---|---|---|---|
| | Issued[3] | Treasury | Outstanding |
| **Balance at December 31, 2019** | 2,442,676,580 | (560,508,479) | 1,882,168,101 |
| Purchases | — | (17,577,457) | (17,577,457) |
| Issuances | — | 60,595,673 | 60,595,673 |
| **Balance at December 31, 2020** | 2,442,676,580 | (517,490,263) | 1,925,186,317 |
| Purchases | — | (13,015,737) | (13,015,737) |
| Issuances | — | 17,635,477 | 17,635,477 |
| **Balance at December 31, 2021** | 2,442,676,580 | (512,870,523) | 1,929,806,057 |
| Purchases | — | (69,912,961) | (69,912,961) |
| Issuances | — | 55,323,247 | 55,323,247 |
| **Balance at December 31, 2022** | 2,442,676,580 | (527,460,237) | 1,915,216,343 |

[1] Beginning and ending balances for all periods include capital in excess of par, common stock issued at par for $1,832, and $(240) associated with Chevron's Benefit Plan Trust. Changes reflect capital in excess of par.

[2] Includes $120 redeemable noncontrolling interest.

[3] Beginning and ending total issued share balances include 14,168,000 shares associated with Chevron's Benefit Plan Trust.

See accompanying Notes to the Consolidated Financial Statements.

# Note 1

## Summary of Significant Accounting Policies

***General*** The company's Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America. These require the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the company uses its best estimates and judgments, actual results could differ from these estimates as circumstances change and additional information becomes known. Prior years' data have been reclassified in certain cases to conform to the 2022 presentation basis.

***Subsidiary and Affiliated Companies*** The Consolidated Financial Statements include the accounts of controlled subsidiary companies more than 50 percent-owned and any variable interest entities in which the company is the primary beneficiary. Undivided interests in oil and gas joint ventures and certain other assets are consolidated on a proportionate basis. Investments in and advances to affiliates in which the company has a substantial ownership interest of approximately 20 percent to 50 percent, or for which the company exercises significant influence but not control over policy decisions, are accounted for by the equity method.

Investments in affiliates are assessed for possible impairment when events indicate that the fair value of the investment may be below the company's carrying value. When such a condition is deemed to be other than temporary, the carrying value of the investment is written down to its fair value, and the amount of the write-down is included in net income. In making the determination as to whether a decline is other than temporary, the company considers such factors as the duration and extent of the decline, the investee's financial performance, and the company's ability and intention to retain its investment for a period that will be sufficient to allow for any anticipated recovery in the investment's market value. The new cost basis of investments in these equity investees is not changed for subsequent recoveries in fair value.

Differences between the company's carrying value of an equity investment and its underlying equity in the net assets of the affiliate are assigned to the extent practicable to specific assets and liabilities based on the company's analysis of the various factors giving rise to the difference. When appropriate, the company's share of the affiliate's reported earnings is adjusted quarterly to reflect the difference between these allocated values and the affiliate's historical book values.

***Noncontrolling Interests*** Ownership interests in the company's subsidiaries held by parties other than the parent are presented separately from the parent's equity on the Consolidated Balance Sheet. The amount of consolidated net income attributable to the parent and the noncontrolling interests are both presented on the face of the Consolidated Statement of Income and Consolidated Statement of Equity. Included within noncontrolling interest is redeemable noncontrolling interest.

***Fair Value Measurements*** The three levels of the fair value hierarchy of inputs the company uses to measure the fair value of an asset or a liability are as follows. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability. Level 3 inputs are inputs that are not observable in the market.

***Derivatives*** The majority of the company's activity in derivative commodity instruments is intended to manage the financial risk posed by physical transactions. For some of this derivative activity, the company may elect to apply fair value or cash flow hedge accounting with changes in fair value recorded as components of accumulated other comprehensive income (loss). For other similar derivative instruments, generally because of the short-term nature of the contracts or their limited use, the company does not apply hedge accounting, and changes in the fair value of those contracts are reflected in current income. For the company's commodity trading activity, gains and losses from derivative instruments are reported in current income. The company may enter into interest rate swaps from time to time as part of its overall strategy to manage the interest rate risk on its debt. Interest rate swaps related to a portion of the company's fixed-rate debt, if any, may be accounted for as fair value hedges. Interest rate swaps related to floating-rate debt, if any, are recorded at fair value on the balance sheet with resulting gains and losses reflected in income. Where Chevron is a party to master netting arrangements, fair value receivable and payable amounts recognized for derivative instruments executed with the same counterparty are generally offset on the balance sheet.

***Inventories*** Crude oil, products and chemicals inventories are generally stated at cost, using a last-in, first-out method. In the aggregate, these costs are below market. "Materials, supplies and other" inventories are primarily stated at cost or net realizable value.

***Properties, Plant and Equipment*** The successful efforts method is used for crude oil and natural gas exploration and production activities. All costs for development wells, related plant and equipment, proved mineral interests in crude oil and natural gas properties, and related asset retirement obligation (ARO) assets are capitalized. Costs of exploratory wells are capitalized pending determination of whether the wells found proved reserves. Costs of wells that are assigned proved reserves remain capitalized. Costs also are capitalized for exploratory wells that have found crude oil and natural gas reserves even if the reserves cannot be classified as proved when the drilling is completed, provided the exploratory well has found a sufficient quantity of reserves to justify its completion as a producing well and the company is making sufficient progress assessing the reserves and the economic and operating viability of the project. All other exploratory wells and costs are expensed. Refer to Note 21 Accounting for Suspended Exploratory Wells for additional discussion of accounting for suspended exploratory well costs.

Long-lived assets to be held and used, including proved crude oil and natural gas properties, are assessed for possible impairment by comparing their carrying values with their associated undiscounted, future net cash flows. Events that can trigger assessments for possible impairments include write-downs of proved reserves based on field performance, significant decreases in the market value of an asset (including changes to the commodity price forecast or carbon costs), significant change in the extent or manner of use of or a physical change in an asset, and a more likely than not expectation that a long-lived asset or asset group will be sold or otherwise disposed of significantly sooner than the end of its previously estimated useful life. Impaired assets are written down to their estimated fair values, generally their discounted, future net cash flows. For proved crude oil and natural gas properties, the company performs impairment reviews on a country, concession, PSC, development area or field basis, as appropriate. In downstream, impairment reviews are performed on the basis of a refinery, a plant, a marketing/lubricants area or distribution area, as appropriate. Impairment amounts are recorded as incremental "Depreciation, depletion and amortization" expense.

Long-lived assets that are held for sale are evaluated for possible impairment by comparing the carrying value of the asset with its fair value less the cost to sell. If the net book value exceeds the fair value less cost to sell, the asset is considered impaired and adjusted to the lower value. Refer to Note 9 Fair Value Measurements relating to fair value measurements. The fair value of a liability for an ARO is recorded as an asset and a liability when there is a legal obligation associated with the retirement of a long-lived asset and the amount can be reasonably estimated. Refer also to Note 25 Asset Retirement Obligations relating to AROs.

Depreciation and depletion of all capitalized costs of proved crude oil and natural gas producing properties, except mineral interests, are expensed using the unit-of-production method, generally by individual field, as the proved developed reserves are produced. Depletion expenses for capitalized costs of proved mineral interests are recognized using the unit-of-production method by individual field as the related proved reserves are produced. Impairments of capitalized costs of unproved mineral interests are expensed.

The capitalized costs of all other plant and equipment are depreciated or amortized over their estimated useful lives. In general, the declining-balance method is used to depreciate plant and equipment in the United States; the straight-line method is generally used to depreciate international plant and equipment and to amortize finance lease right-of-use assets.

Gains or losses are not recognized for normal retirements of properties, plant and equipment subject to composite group amortization or depreciation. Gains or losses from abnormal retirements are recorded as expenses, and from sales as "Other income."

Expenditures for maintenance (including those for planned major maintenance projects), repairs and minor renewals to maintain facilities in operating condition are generally expensed as incurred. Major replacements and renewals are capitalized.

***Leases*** Leases are classified as operating or finance leases. Both operating and finance leases recognize lease liabilities and associated right-of-use assets. The company has elected the short-term lease exception and therefore only recognizes right-of-use assets and lease liabilities for leases with a term greater than one year. The company has elected the practical expedient to not separate non-lease components from lease components for most asset classes except for certain asset classes that have significant non-lease (i.e., service) components.

Where leases are used in joint ventures, the company recognizes 100 percent of the right-of-use assets and lease liabilities when the company is the sole signatory for the lease (in most cases, where the company is the operator of a joint venture). Lease costs reflect only the costs associated with the operator's working interest share. The lease term includes the committed lease term identified in the contract, taking into account renewal and termination options that management is reasonably certain to exercise. The company uses its incremental borrowing rate as a proxy for the discount rate based on the term of the lease unless the implicit rate is available.

*Goodwill* Goodwill resulting from a business combination is not subject to amortization. The company tests such goodwill at the reporting unit level for impairment annually at December 31, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

*Environmental Expenditures* Environmental expenditures that relate to ongoing operations or to conditions caused by past operations are expensed. Expenditures that create future benefits or contribute to future revenue generation are capitalized.

Liabilities related to future remediation costs are recorded when environmental assessments or cleanups or both are probable and the costs can be reasonably estimated. For crude oil, natural gas and mineral-producing properties, a liability for an ARO is made in accordance with accounting standards for asset retirement and environmental obligations. Refer to Note 25 Asset Retirement Obligations for a discussion of the company's AROs.

For U.S. federal Superfund sites and analogous sites under state laws, the company records a liability for its designated share of the probable and estimable costs, and probable amounts for other potentially responsible parties when mandated by the regulatory agencies because the other parties are not able to pay their respective shares. The gross amount of environmental liabilities is based on the company's best estimate of future costs using currently available technology and applying current regulations and the company's own internal environmental policies. Future amounts are not discounted. Recoveries or reimbursements are recorded as assets when receipt is reasonably assured.

*Currency Translation* The U.S. dollar is the functional currency for substantially all of the company's consolidated operations and those of its equity affiliates. For those operations, all gains and losses from currency remeasurement are included in current period income. The cumulative translation effects for those few entities, both consolidated and affiliated, using functional currencies other than the U.S. dollar are included in "Currency translation adjustment" on the Consolidated Statement of Equity.

*Revenue Recognition* The company accounts for each delivery order of crude oil, natural gas, petroleum and chemical products as a separate performance obligation. Revenue is recognized when the performance obligation is satisfied, which typically occurs at the point in time when control of the product transfers to the customer. Payment is generally due within 30 days of delivery. The company accounts for delivery transportation as a fulfillment cost, not a separate performance obligation, and recognizes these costs as an operating expense in the period when revenue for the related commodity is recognized.

Revenue is measured as the amount the company expects to receive in exchange for transferring commodities to the customer. The company's commodity sales are typically based on prevailing market-based prices and may include discounts and allowances. Until market prices become known under terms of the company's contracts, the transaction price included in revenue is based on the company's estimate of the most likely outcome.

Discounts and allowances are estimated using a combination of historical and recent data trends. When deliveries contain multiple products, an observable standalone selling price is generally used to measure revenue for each product. The company includes estimates in the transaction price only to the extent that a significant reversal of revenue is not probable in subsequent periods.

*Stock Options and Other Share-Based Compensation* The company issues stock options and other share-based compensation to certain employees. For equity awards, such as stock options, total compensation cost is based on the grant date fair value, and for liability awards, such as stock appreciation rights, total compensation cost is based on the settlement value. The company recognizes stock-based compensation expense for all awards over the service period required to earn the award, which is the shorter of the vesting period or the time period in which an employee becomes eligible to retain the award at retirement. The company's Long-Term Incentive Plan (LTIP) awards include stock options and stock appreciation rights, which have graded vesting provisions by which one-third of each award vests on each of the first, second and third anniversaries of the date of grant. In addition, performance shares granted under the company's LTIP will vest at the end of the three-year performance period. For awards granted under the company's LTIP beginning in 2017, stock options and stock appreciation rights have graded vesting by which one third of each award vests annually on each January 31 on or after the first anniversary of the grant date. Special restricted stock unit awards have cliff vesting by which the total award will vest on January 31 on or after the third anniversary of the grant date. Standard restricted stock unit awards have cliff vesting by which the total award will vest on January 31 on or after the fifth anniversary of the grant date, subject to adjustment upon termination pursuant to the satisfaction of certain criteria. Commencing for grants issued in January 2023

Millions of dollars, except per-share amounts

and after, standard restricted stock units vest ratably on an annual basis over a three-year period. The company amortizes these awards on a straight-line basis.

## Note 2

### Changes in Accumulated Other Comprehensive Losses

The change in Accumulated Other Comprehensive Losses (AOCL) presented on the Consolidated Balance Sheet and the impact of significant amounts reclassified from AOCL on information presented in the Consolidated Statement of Income for the year ended December 31, 2022, are reflected in the table below.

| | Currency Translation Adjustments | Unrealized Holding Gains (Losses) on Securities | Derivatives | Defined Benefit Plans | Total |
|---|---|---|---|---|---|
| **Balance at December 31, 2019** | **$ (142)** | **$ (8)** | **$ —** | **$ (4,840)** | **$ (4,990)** |
| Components of Other Comprehensive Income (Loss)[1]: | | | | | |
| Before Reclassifications | 35 | (2) | — | (1,487) | (1,454) |
| Reclassifications[2] | — | — | — | 832 | 832 |
| Net Other Comprehensive Income (Loss) | 35 | (2) | — | (655) | (622) |
| **Balance at December 31, 2020** | **$ (107)** | **$ (10)** | **$ —** | **$ (5,495)** | **$ (5,612)** |
| Components of Other Comprehensive Income (Loss)[1]: | | | | | |
| Before Reclassifications | (55) | (1) | (6) | 949 | 887 |
| Reclassifications[2, 3] | — | — | 6 | 830 | 836 |
| Net Other Comprehensive Income (Loss) | (55) | (1) | — | 1,779 | 1,723 |
| **Balance at December 31, 2021** | **$ (162)** | **$ (11)** | **$ —** | **$ (3,716)** | **$ (3,889)** |
| Components of Other Comprehensive Income (Loss)[1]: | | | | | |
| Before Reclassifications | (41) | (1) | 68 | 703 | 729 |
| Reclassifications[2, 3] | — | — | (80) | 442 | 362 |
| Net Other Comprehensive Income (Loss) | (41) | (1) | (12) | 1,145 | 1,091 |
| **Balance at December 31, 2022** | **$ (203)** | **$ (12)** | **$ (12)** | **$ (2,571)** | **$ (2,798)** |

1 All amounts are net of tax.
2 Refer to Note 23 Employee Benefit Plans, for reclassified components, including amortization of actuarial gains or losses, amortization of prior service costs and settlement losses, totaling $580 that are included in employee benefit costs for the year ended December 31, 2022. Related income taxes for the same period, totaling $138, are reflected in Income Tax Expense on the Consolidated Statement of Income. All other reclassified amounts were insignificant.
3 Refer to Note 10 Financial and Derivative Instruments for cash flow hedging.

Millions of dollars, except per-share amounts

# Note 3
## Information Relating to the Consolidated Statement of Cash Flows

| | Year ended December 31 | | |
|---|---|---|---|
| | **2022** | 2021 | 2020 |
| Distributions more (less) than income from equity affiliates includes the following: | | | |
| Distributions from equity affiliates | **$ 3,855** | $ 3,659 | $ 1,543 |
| (Income) loss from equity affiliates | **(8,585)** | (5,657) | 472 |
| **Distributions more (less) than income from equity affiliates** | **$ (4,730)** | $ (1,998) | $ 2,015 |
| Net decrease (increase) in operating working capital was composed of the following: | | | |
| Decrease (increase) in accounts and notes receivable | **$ (2,317)** | $ (7,548) | $ 2,423 |
| Decrease (increase) in inventories | **(930)** | (530) | 284 |
| Decrease (increase) in prepaid expenses and other current assets | **(226)** | 19 | (87) |
| Increase (decrease) in accounts payable and accrued liabilities | **2,750** | 5,475 | (3,576) |
| Increase (decrease) in income and other taxes payable | **2,848** | 1,223 | (696) |
| **Net decrease (increase) in operating working capital** | **$ 2,125** | $ (1,361) | $ (1,652) |
| Net cash provided by operating activities includes the following cash payments: | | | |
| Interest on debt (net of capitalized interest) | **$ 525** | $ 699 | $ 720 |
| Income taxes | **9,148** | 4,355 | 2,987 |
| Proceeds and deposits related to asset sales and returns of investment consisted of the following gross amounts: | | | |
| Proceeds and deposits related to asset sales | **$ 1,435** | $ 1,352 | $ 2,891 |
| Returns of investment from equity affiliates | **1,200** | 439 | 77 |
| **Proceeds and deposits related to asset sales and returns of investment** | **$ 2,635** | $ 1,791 | $ 2,968 |
| Net sales (purchases) of marketable securities consisted of the following gross amounts: | | | |
| Marketable securities purchased | **$ (7)** | $ (4) | $ — |
| Marketable securities sold | **124** | 3 | 35 |
| **Net sales (purchases) of marketable securities** | **$ 117** | $ (1) | $ 35 |
| Net repayment (borrowing) of loans by equity affiliates: | | | |
| Borrowing of loans by equity affiliates | **$ (108)** | $ — | $ (3,925) |
| Repayment of loans by equity affiliates | **84** | 401 | 2,506 |
| **Net repayment (borrowing) of loans by equity affiliates** | **$ (24)** | $ 401 | $ (1,419) |
| Net borrowings (repayments) of short-term obligations consisted of the following gross and net amounts: | | | |
| Proceeds from issuances of short-term obligations | **$ —** | $ 4,448 | $ 10,846 |
| Repayments of short-term obligations | **—** | (6,906) | (9,771) |
| Net borrowings (repayments) of short-term obligations with three months or less maturity | **263** | (3,114) | (424) |
| **Net borrowings (repayments) of short-term obligations** | **$ 263** | $ (5,572) | $ 651 |
| Net sales (purchases) of treasury shares consists of the following gross and net amounts: | | | |
| Shares issued for share-based compensation plans | **$ 5,838** | $ 1,421 | $ 226 |
| Shares purchased under share repurchase and deferred compensation plans | **(11,255)** | (1,383) | (1,757) |
| **Net sales (purchases) of treasury shares** | **$ (5,417)** | $ 38 | $ (1,531) |
| Net contributions from (distributions to) noncontrolling interests consisted of the following gross and net amounts: | | | |
| Distributions to noncontrolling interests | **$ (118)** | $ (53) | $ (26) |
| Contributions from noncontrolling interests | **4** | 17 | 2 |
| **Net contributions from (distributions to) noncontrolling interests** | **$ (114)** | $ (36) | $ (24) |

The “Other” line in the Operating Activities section includes changes in postretirement benefits obligations and other long-term liabilities.

The Consolidated Statement of Cash Flows excludes changes to the Consolidated Balance Sheet that did not affect cash. “Depreciation, depletion and amortization,” “Deferred income tax provision,” and “Dry hole expense,” collectively include approximately $1.1 billion in non-cash reductions to properties, plant and equipment in 2022 relating to impairments and other non-cash charges. The company did not have any material impairments in 2021.

Refer also to Note 25 Asset Retirement Obligations for a discussion of revisions to the company’s AROs that also did not involve cash receipts or payments for the three years ending December 31, 2022.

Millions of dollars, except per-share amounts

The components of "Capital expenditures" are presented in the following table:

| | Year ended December 31 | | |
|---|---|---|---|
| | **2022** | 2021 | 2020 |
| Additions to properties, plant and equipment * | $ **10,349** | $ 7,515 | $ 8,492 |
| Additions to investments | **1,147** | 460 | 136 |
| Current-year dry hole expenditures | **309** | 83 | 327 |
| Payments for other assets and liabilities, net | **169** | (2) | (33) |
| **Capital expenditures** | $ **11,974** | $ 8,056 | $ 8,922 |

* Excludes non-cash movements of $334 in 2022, $316 in 2021 and $816 in 2020.

The table below quantifies the beginning and ending balances of restricted cash and restricted cash equivalents in the Consolidated Balance Sheet:

| | Year ended December 31 | | |
|---|---|---|---|
| | **2022** | 2021 | 2020 |
| Cash and cash equivalents | $ **17,678** | $ 5,640 | $ 5,596 |
| Restricted cash included in "Prepaid expenses and other current assets" | **630** | 333 | 365 |
| Restricted cash included in "Deferred charges and other assets" | **813** | 822 | 776 |
| **Total cash, cash equivalents and restricted cash** | $ **19,121** | $ 6,795 | $ 6,737 |

# Note 4

## New Accounting Standards

There are not currently any new or pending accounting standards that have a significant impact on Chevron.

# Note 5

## Lease Commitments

The company enters into leasing arrangements as a lessee; any lessor arrangements are not significant. Operating lease arrangements mainly involve land, bareboat charters, terminals, drill ships, drilling rigs, time chartered vessels, office buildings and warehouses, and exploration and production equipment. Finance leases primarily include facilities, vessels and office buildings.

Details of the right-of-use assets and lease liabilities for operating and finance leases, including the balance sheet presentation, are as follows:

| | **At December 31, 2022** | | At December 31, 2021 | |
|---|---|---|---|---|
| | **Operating Leases** | **Finance Leases** | Operating Leases | Finance Leases |
| Deferred charges and other assets | $ **4,262** | $ **—** | $ 3,668 | $ — |
| Properties, plant and equipment, net | **—** | **392** | — | 429 |
| **Right-of-use assets*** | $ **4,262** | $ **392** | $ 3,668 | $ 429 |
| Accrued Liabilities | $ **1,111** | $ **—** | $ 995 | $ — |
| Short-term Debt | **—** | **45** | — | 48 |
| **Current lease liabilities** | **1,111** | **45** | 995 | 48 |
| Deferred credits and other noncurrent obligations | **2,920** | **—** | 2,508 | — |
| Long-term Debt | **—** | **403** | — | 449 |
| **Noncurrent lease liabilities** | **2,920** | **403** | 2,508 | 449 |
| **Total lease liabilities** | $ **4,031** | $ **448** | $ 3,503 | $ 497 |
| Weighted-average remaining lease term (in years) | 7.0 | 11.9 | 7.8 | 13.2 |
| Weighted-average discount rate | 1.9 % | 4.1 % | 2.2 % | 4.2 % |

* Includes non-cash additions of $1,807 and $3 in 2022, and $1,063 and $60 in 2021 for right-of-use assets obtained in exchange for new and modified lease liabilities for operating and finance leases, respectively.

Total lease costs consist of both amounts recognized in the Consolidated Statement of Income during the period and amounts capitalized as part of the cost of another asset. Total lease costs incurred for operating and finance leases were as follows:

Millions of dollars, except per-share amounts

| | | Year-ended December 31 | | | | |
|---|---|---|---|---|---|---|
| | | **2022** | | 2021 | | 2020 |
| Operating lease costs* | **$** | **2,359** | $ | 2,199 | $ | 2,551 |
| Finance lease costs | | **57** | | 66 | | 45 |
| **Total lease costs** | **$** | **2,416** | $ | 2,265 | $ | 2,596 |

* Includes variable and short-term lease costs.

Cash paid for amounts included in the measurement of lease liabilities was as follows:

| | | Year-ended December 31 | | | | |
|---|---|---|---|---|---|---|
| | | **2022** | | 2021 | | 2020 |
| Operating cash flows from operating leases | **$** | **1,892** | $ | 1,670 | $ | 1,744 |
| Investing cash flows from operating leases | | **467** | | 398 | | 762 |
| Operating cash flows from finance leases | | **18** | | 21 | | 14 |
| Financing cash flows from finance leases | | **44** | | 193 | | 34 |

At December 31, 2022, the estimated future undiscounted cash flows for operating and finance leases were as follows:

| | | | **At December 31, 2022** | | |
|---|---|---|---|---|---|
| | | | **Operating Leases** | | **Finance Leases** |
| Year | 2023 | **$** | **1,171** | **$** | **61** |
| | 2024 | | **902** | | **61** |
| | 2025 | | **633** | | **57** |
| | 2026 | | **391** | | **54** |
| | 2027 | | **252** | | **47** |
| | Thereafter | | **1,042** | | **269** |
| | **Total** | **$** | **4,391** | **$** | **549** |
| Less: Amounts representing interest | | | **360** | | **101** |
| **Total lease liabilities** | | **$** | **4,031** | **$** | **448** |

Additionally, the company has $1,570 in future undiscounted cash flows for operating leases not yet commenced. These leases are primarily for drill ships and drilling rigs. The company also has $327 in future undiscounted cash flows for a finance lease not yet commenced for production equipment. For those leasing arrangements where the underlying asset is not yet constructed, the lessor is primarily involved in the design and construction of the asset.

## Note 6

### Summarized Financial Data – Chevron U.S.A. Inc.

Chevron U.S.A. Inc. (CUSA) is a major subsidiary of Chevron Corporation. CUSA and its subsidiaries manage and operate most of Chevron's U.S. businesses. Assets include those related to the exploration and production of crude oil, natural gas liquids and natural gas and those associated with the refining, marketing, supply and distribution of products derived from petroleum, excluding most of the regulated pipeline operations of Chevron. CUSA also holds the company's investment in the Chevron Phillips Chemical Company LLC joint venture, which is accounted for using the equity method. The summarized financial information for CUSA and its consolidated subsidiaries is as follows:

| | | Year ended December 31 | | | | |
|---|---|---|---|---|---|---|
| | | **2022** | | 2021 | | 2020 |
| Sales and other operating revenues | **$** | **183,032** | $ | 120,380 | $ | 67,950 |
| Total costs and other deductions | | **166,955** | | 114,641 | | 72,575 |
| Net income (loss) attributable to CUSA | | **13,315** | | 6,904 | | (2,676) |

Millions of dollars, except per-share amounts

| | At December 31 | |
|---|---|---|
| | **2022** | 2021 |
| Current assets | **$ 18,704** | $ 20,216 |
| Other assets | **50,153** | 47,355 |
| Current liabilities | **22,452** | 17,824 |
| Other liabilities | **19,274** | 18,438 |
| **Total CUSA net equity** | **$ 27,131** | $ 31,309 |
| Memo: Total debt | **$ 10,800** | $ 11,693 |

# Note 7

## Summarized Financial Data – Tengizchevroil LLP

Chevron has a 50 percent equity ownership interest in Tengizchevroil LLP (TCO). Refer to Note 15 Investments and Advances for a discussion of TCO operations. Summarized financial information for 100 percent of TCO is presented in the table below:

| | Year ended December 31 | | |
|---|---|---|---|
| | **2022** | 2021 | 2020 |
| Sales and other operating revenues | **$ 23,795** | $ 15,927 | $ 9,194 |
| Costs and other deductions | **11,596** | 8,186 | 6,076 |
| Net income attributable to TCO | **8,566** | 5,418 | 2,196 |

| | At December 31 | |
|---|---|---|
| | **2022** | 2021 |
| Current assets | **$ 6,522** | $ 3,307 |
| Other assets | **54,506** | 51,473 |
| Current liabilities | **3,567** | 3,436 |
| Other liabilities | **12,312** | 12,060 |
| **Total TCO net equity** | **$ 45,149** | $ 39,284 |

# Note 8

## Summarized Financial Data – Chevron Phillips Chemical Company LLC

Chevron has a 50 percent equity ownership interest in Chevron Phillips Chemical Company LLC (CPChem). Refer to Note 15 Investments and Advances for a discussion of CPChem operations. Summarized financial information for 100 percent of CPChem is presented in the table below:

| | Year ended December 31 | | |
|---|---|---|---|
| | **2022** | 2021 | 2020 |
| Sales and other operating revenues | **$ 14,180** | $ 14,104 | $ 8,407 |
| Costs and other deductions | **12,870** | 10,862 | 7,221 |
| Net income attributable to CPChem | **1,662** | 3,684 | 1,260 |

| | At December 31 | |
|---|---|---|
| | **2022** | 2021 |
| Current assets | **$ 3,472** | $ 3,381 |
| Other assets | **15,184** | 14,396 |
| Current liabilities | **2,146** | 1,854 |
| Other liabilities | **2,941** | 3,160 |
| **Total CPChem net equity** | **$ 13,569** | $ 12,763 |

# Note 9

## Fair Value Measurements

The tables below show the fair value hierarchy for assets and liabilities measured at fair value on a recurring and nonrecurring basis at December 31, 2022 and 2021.

***Marketable Securities*** The company calculates fair value for its marketable securities based on quoted market prices for identical assets. The fair values reflect the cash that would have been received if the instruments were sold at December 31, 2022.

***Derivatives*** The company records most of its derivative instruments – other than any commodity derivative contracts that are accounted for as normal purchase and normal sale – on the Consolidated Balance Sheet at fair value, with the offsetting

Millions of dollars, except per-share amounts

amount to the Consolidated Statement of Income. The company designates certain derivative instruments as cash flow hedges that, if applicable, are reflected in the table below. Derivatives classified as Level 1 include futures, swaps and options contracts valued using quoted prices from active markets such as the New York Mercantile Exchange. Derivatives classified as Level 2 include swaps, options and forward contracts, the fair values of which are obtained from third-party broker quotes, industry pricing services and exchanges. The company obtains multiple sources of pricing information for the Level 2 instruments. Since this pricing information is generated from observable market data, it has historically been very consistent. The company does not materially adjust this information.

***Properties, Plant and Equipment*** The company did not have any individually material impairments of long-lived assets measured at fair value on a nonrecurring basis to report in 2022 or 2021.

***Investments and Advances*** The company did not have any material impairments of investments and advances measured at fair value on a nonrecurring basis to report in 2022 or 2021.

*Assets and Liabilities Measured at Fair Value on a Recurring Basis*

| | At December 31, 2022 | | | | At December 31, 2021 | | | |
|---|---|---|---|---|---|---|---|---|
| | Total | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 |
| Marketable securities | $ 223 | $ 223 | $ — | $ — | $ 35 | $ 35 | $ — | $ — |
| Derivatives - not designated | 184 | 111 | 73 | — | 313 | 285 | 28 | — |
| **Total assets at fair value** | $ 407 | $ 334 | $ 73 | $ — | $ 348 | $ 320 | $ 28 | $ — |
| Derivatives - not designated | 43 | 33 | 10 | — | 72 | 24 | 48 | — |
| Derivatives - designated | 15 | 15 | — | — | — | — | — | — |
| **Total liabilities at fair value** | $ 58 | $ 48 | $ 10 | $ — | $ 72 | $ 24 | $ 48 | $ — |

*Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis*

| | At December 31 | | | | Before-Tax Loss | At December 31 | | | | Before-Tax Loss |
|---|---|---|---|---|---|---|---|---|---|---|
| | Total | Level 1 | Level 2 | Level 3 | Year 2022 | Total | Level 1 | Level 2 | Level 3 | Year 2021 |
| Properties, plant and equipment, net (held and used) | $ 54 | $ — | $ — | $ 54 | $ 518 | $ 124 | $ — | $ — | $ 124 | $ 414 |
| Properties, plant and equipment, net (held for sale) | — | — | — | — | 432 | — | — | — | — | — |
| Investments and advances | 33 | 2 | — | 31 | 9 | 16 | — | — | 16 | 32 |
| **Total nonrecurring assets at fair value** | $ 87 | $ 2 | $ — | $ 85 | $ 959 | $ 140 | $ — | $ — | $ 140 | $ 446 |

At year-end 2022, the company had assets measured at fair value Level 3 using unobservable inputs of $85. The carrying value of these assets were written down to fair value based on estimates derived from internal discounted cash flow models. Cash flows were determined using estimates of future production, an outlook of future price based on published prices and a discount rate believed to be consistent with those used by principal market participants.

***Assets and Liabilities Not Required to Be Measured at Fair Value*** The company holds cash equivalents in U.S. and non-U.S. portfolios. The instruments classified as cash equivalents are primarily bank time deposits with maturities of 90 days or less and money market funds. “Cash and cash equivalents” had carrying/fair values of $17,678 and $5,640 at December 31, 2022, and December 31, 2021, respectively. The fair values of cash and cash equivalents are classified as Level 1 and reflect the cash that would have been received if the instruments were settled at December 31, 2022.

“Cash and cash equivalents” do not include investments with a carrying/fair value of $1,443 and $1,155 at December 31, 2022, and December 31, 2021, respectively. At December 31, 2022, these investments are classified as Level 1 and include restricted funds related to certain upstream decommissioning activities, tax payments and a financing program.

Long-term debt, excluding finance lease liabilities, of $16,258 and $22,164 at December 31, 2022, and December 31, 2021, respectively, had estimated fair values of $14,959 and $23,670, respectively. Long-term debt primarily includes corporate issued bonds. The fair value of corporate bonds is $14,571 and classified as Level 1. The fair value of other long-term debt classified as Level 2 is $388.

The carrying values of other short-term financial assets and liabilities on the Consolidated Balance Sheet approximate their fair values. Fair value remeasurements of other financial instruments at December 31, 2022 and 2021, were not material.

Millions of dollars, except per-share amounts

# Note 10

## Financial and Derivative Instruments

***Derivative Commodity Instruments*** The company's derivative commodity instruments principally include crude oil, natural gas, liquefied natural gas and refined product futures, swaps, options, and forward contracts. The company applies cash flow hedge accounting to certain commodity transactions, where appropriate, to manage the market price risk associated with forecasted sales of crude oil. The company's derivatives are not material to the company's financial position, results of operations or liquidity. The company believes it has no material market or credit risks to its operations, financial position or liquidity as a result of its commodity derivative activities.

The company uses derivative commodity instruments traded on the New York Mercantile Exchange and on electronic platforms of the Inter-Continental Exchange and Chicago Mercantile Exchange. In addition, the company enters into swap contracts and option contracts principally with major financial institutions and other oil and gas companies in the "over-the-counter" markets, which are governed by International Swaps and Derivatives Association agreements and other master netting arrangements. Depending on the nature of the derivative transactions, bilateral collateral arrangements may also be required.

Derivative instruments measured at fair value at December 31, 2022, 2021 and 2020, and their classification on the Consolidated Balance Sheet below and Consolidated Statement of Income on the following page:

*Consolidated Balance Sheet: Fair Value of Derivatives*

| | | | At December 31 | | |
|---|---|---|---|---|---|
| Type of Contract | Balance Sheet Classification | | **2022** | | 2021 |
| Commodity | Accounts and notes receivable, net | **$** | **175** | $ | 251 |
| Commodity | Long-term receivables, net | | **9** | | 62 |
| **Total assets at fair value** | | **$** | **184** | $ | 313 |
| Commodity | Accounts payable | **$** | **46** | $ | 71 |
| Commodity | Deferred credits and other noncurrent obligations | | **12** | | 1 |
| **Total liabilities at fair value** | | **$** | **58** | $ | 72 |

*Consolidated Statement of Income: The Effect of Derivatives*

| | | | | | | | Gain/(Loss) |
|---|---|---|---|---|---|---|---|
| Type of Derivative | Statement of | | | | | | Year ended December 31 |
| Contract | Income Classification | | **2022** | | 2021 | | 2020 |
| Commodity | Sales and other operating revenues | **$** | **(651)** | $ | (685) | $ | 69 |
| Commodity | Purchased crude oil and products | | **(226)** | | (64) | | (36) |
| Commodity | Other income | | **10** | | (46) | | 7 |
| | | **$** | **(867)** | $ | (795) | $ | 40 |

The amount reclassified from "Accumulated other comprehensive losses" (AOCL) to "Sales and other operating revenues" from designated hedges was $80 in 2022, compared with an immaterial amount in the prior year. At December 31, 2022, before-tax deferred losses in AOCL related to outstanding crude oil price hedging contracts were $15, all of which is expected to be reclassified into earnings during the next 12 months as the hedged crude oil sales are recognized in earnings.

The table below represents gross and net derivative assets and liabilities subject to netting agreements on the Consolidated Balance Sheet at December 31, 2022 and 2021.

*Consolidated Balance Sheet: The Effect of Netting Derivative Assets and Liabilities*

| At December 31, 2022 | | Gross Amounts Recognized | | Gross Amounts Offset | | Net Amounts Presented | | Gross Amounts Not Offset | | Net Amounts |
|---|---|---|---|---|---|---|---|---|---|---|
| Derivative Assets - not designated | **$** | **2,591** | **$** | **2,407** | **$** | **184** | **$** | **5** | **$** | **179** |
| Derivative Assets - designated | **$** | **8** | **$** | **8** | **$** | **—** | **$** | **—** | **$** | **—** |
| Derivative Liabilities - not designated | **$** | **2,450** | **$** | **2,407** | **$** | **43** | **$** | **—** | **$** | **43** |
| Derivative Liabilities - designated | **$** | **23** | **$** | **8** | **$** | **15** | **$** | **—** | **$** | **15** |
| At December 31, 2021 | | | | | | | | | | |
| Derivative Assets - not designated | $ | 1,684 | $ | 1,371 | $ | 313 | $ | — | $ | 313 |
| Derivative Liabilities - not designated | $ | 1,443 | $ | 1,371 | $ | 72 | $ | — | $ | 72 |

Millions of dollars, except per-share amounts

Derivative assets and liabilities are classified on the Consolidated Balance Sheet as “Accounts and notes receivable”, “Long-term receivables”, “Accounts payable”, and “Deferred credits and other noncurrent obligations”. Amounts not offset on the Consolidated Balance Sheet represent positions that do not meet all the conditions for “a right of offset.”

***Concentrations of Credit Risk*** The company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, marketable securities, derivative financial instruments and trade receivables. The company’s short-term investments are placed with a wide array of financial institutions with high credit ratings. Company investment policies limit the company’s exposure both to credit risk and to concentrations of credit risk. Similar policies on diversification and creditworthiness are applied to the company’s counterparties in derivative instruments. For a discussion of credit risk on trade receivables, see Note 28 Financial Instruments - Credit Losses.

## Note 11

### Assets Held for Sale

At December 31, 2022, the company classified $436 of net properties, plant and equipment as “Assets held for sale” on the Consolidated Balance Sheet. These assets are associated with upstream operations that are anticipated to be sold in the next 12 months. The revenues and earnings contributions of these assets in 2022 were not material.

## Note 12

### Equity

Retained earnings at December 31, 2022 and 2021, included $33,570 and $28,876, respectively, for the company’s share of undistributed earnings of equity affiliates.

At December 31, 2022, about 104 million shares of Chevron’s common stock remained available for issuance from the 104 million shares that were reserved for issuance under the 2022 Chevron Long-Term Incentive Plan. In addition, 597,152 shares remain available for issuance from the 1,600,000 shares of the company’s common stock that were reserved for awards under the Chevron Corporation Non-Employee Directors’ Equity Compensation and Deferral Plan.

## Note 13

### Earnings Per Share

Basic earnings per share (EPS) is based upon “Net Income (Loss) Attributable to Chevron Corporation” (“earnings”) and includes the effects of deferrals of salary and other compensation awards that are invested in Chevron stock units by certain officers and employees of the company. Diluted EPS includes the effects of these items as well as the dilutive effects of outstanding stock options awarded under the company’s stock option programs (refer to Note 22 Stock Options and Other Share-Based Compensation). The table below sets forth the computation of basic and diluted EPS:

| | Year ended December 31 | | |
|---|---|---|---|
| | **2022** | 2021 | 2020 |
| Basic EPS Calculation | | | |
| Earnings available to common stockholders - Basic[1] | **$ 35,465** | $ 15,625 | $ (5,543) |
| Weighted-average number of common shares outstanding[2] | **1,931** | 1,916 | 1,870 |
| Add: Deferred awards held as stock units | **—** | — | — |
| Total weighted-average number of common shares outstanding | **1,931** | 1,916 | 1,870 |
| **Earnings per share of common stock - Basic** | **$ 18.36** | $ 8.15 | $ (2.96) |
| Diluted EPS Calculation | | | |
| Earnings available to common stockholders - Diluted[1] | **$ 35,465** | $ 15,625 | $ (5,543) |
| Weighted-average number of common shares outstanding[2] | **1,931** | 1,916 | 1,870 |
| Add: Deferred awards held as stock units | **—** | — | — |
| Add: Dilutive effect of employee stock-based awards | **9** | 4 | — |
| Total weighted-average number of common shares outstanding | **1,940** | 1,920 | 1,870 |
| **Earnings per share of common stock - Diluted** | **$ 18.28** | $ 8.14 | $ (2.96) |

[1] There was no effect of dividend equivalents paid on stock units or dilutive impact of employee stock-based awards on earnings.

[2] Millions of shares; 1 million shares of employee-based awards were not included in the 2020 diluted EPS calculation as the result would be anti-dilutive.

Millions of dollars, except per-share amounts

# Note 14
## Operating Segments and Geographic Data

Although each subsidiary of Chevron is responsible for its own affairs, Chevron Corporation manages its investments in these subsidiaries and their affiliates. The investments are grouped into two business segments, Upstream and Downstream, representing the company's "reportable segments" and "operating segments." Upstream operations consist primarily of exploring for, developing, producing and transporting crude oil and natural gas; liquefaction, transportation and regasification associated with liquefied natural gas (LNG); transporting crude oil by major international oil export pipelines; processing, transporting, storage and marketing of natural gas; and a gas-to-liquids plant. Downstream operations consist primarily of refining of crude oil into petroleum products; marketing of crude oil, refined products, and lubricants; manufacturing and marketing of renewable fuels; transporting of crude oil and refined products by pipeline, marine vessel, motor equipment and rail car; and manufacturing and marketing of commodity petrochemicals, plastics for industrial uses, and fuel and lubricant additives. All Other activities of the company include worldwide cash management and debt financing activities, corporate administrative functions, insurance operations, real estate activities, and technology activities.

The company's segments are managed by "segment managers" who report to the "chief operating decision maker" (CODM). The segments represent components of the company that engage in activities (a) from which revenues are earned and expenses are incurred; (b) whose operating results are regularly reviewed by the CODM, which makes decisions about resources to be allocated to the segments and assesses their performance; and (c) for which discrete financial information is available.

The company's primary country of operation is the United States of America, its country of domicile. Other components of the company's operations are reported as "International" (outside the United States).

***Segment Earnings*** The company evaluates the performance of its operating segments on an after-tax basis, without considering the effects of debt financing interest expense or investment interest income, both of which are managed by the company on a worldwide basis. Corporate administrative costs are not allocated to the operating segments. However, operating segments are billed for the direct use of corporate services. Non-billable costs remain at the corporate level in "All Other." Earnings by major operating area are presented in the following table:

| | Year ended December 31 | | |
|---|---|---|---|
| | **2022** | 2021 | 2020 |
| Upstream | | | |
| United States | **$ 12,621** | $ 7,319 | $ (1,608) |
| International | **17,663** | 8,499 | (825) |
| **Total Upstream** | **30,284** | 15,818 | (2,433) |
| Downstream | | | |
| United States | **5,394** | 2,389 | (571) |
| International | **2,761** | 525 | 618 |
| **Total Downstream** | **8,155** | 2,914 | 47 |
| **Total Segment Earnings** | **38,439** | 18,732 | (2,386) |
| All Other | | | |
| Interest expense | **(476)** | (662) | (658) |
| Interest income | **261** | 36 | 52 |
| Other | **(2,759)** | (2,481) | (2,551) |
| **Net Income (Loss) Attributable to Chevron Corporation** | **$ 35,465** | $ 15,625 | $ (5,543) |

Millions of dollars, except per-share amounts

***Segment Assets*** Segment assets do not include intercompany investments or receivables. Assets at year-end 2022 and 2021 are as follows:

| | At December 31 | |
|---|---|---|
| | **2022** | 2021 |
| Upstream | | |
| United States | **$ 44,246** | $ 41,870 |
| International | **134,489** | 138,157 |
| Goodwill | **4,370** | 4,385 |
| **Total Upstream** | **183,105** | 184,412 |
| Downstream | | |
| United States | **31,676** | 26,376 |
| International | **21,193** | 18,848 |
| Goodwill | **352** | — |
| **Total Downstream** | **53,221** | 45,224 |
| **Total Segment Assets** | **236,326** | 229,636 |
| All Other | | |
| United States | **17,861** | 5,746 |
| International | **3,522** | 4,153 |
| **Total All Other** | **21,383** | 9,899 |
| Total Assets – United States | **93,783** | 73,992 |
| Total Assets – International | **159,204** | 161,158 |
| Goodwill | **4,722** | 4,385 |
| **Total Assets** | **$ 257,709** | $ 239,535 |

***Segment Sales and Other Operating Revenues*** Operating segment sales and other operating revenues, including internal transfers, for the years 2022, 2021 and 2020, are presented in the table on the next page. Products are transferred between operating segments at internal product values that approximate market prices.

Revenues for the upstream segment are derived primarily from the production and sale of crude oil and natural gas, as well as the sale of third-party production of natural gas. Revenues for the downstream segment are derived from the refining and marketing of petroleum products such as gasoline, jet fuel, gas oils, lubricants, residual fuel oils and other products derived from crude oil. This segment also generates revenues from the manufacture and sale of fuel and lubricant additives and the transportation and trading of refined products and crude oil. “All Other” activities include revenues from insurance operations, real estate activities and technology companies.

Millions of dollars, except per-share amounts

| | | Year ended December 31[1] | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Upstream | | | |
| United States | $ 50,822 | $ 29,219 | $ 14,577 |
| International | 56,156 | 40,921 | 26,804 |
| **Subtotal** | **106,978** | 70,140 | 41,381 |
| Intersegment Elimination — United States | (29,870) | (15,154) | (8,068) |
| Intersegment Elimination — International | (13,815) | (10,994) | (7,002) |
| **Total Upstream** | **63,293** | 43,992 | 26,311 |
| Downstream | | | |
| United States | 91,824 | 57,209 | 32,589 |
| International | 87,741 | 58,098 | 38,936 |
| **Subtotal** | **179,565** | 115,307 | 71,525 |
| Intersegment Elimination — United States | (5,529) | (2,296) | (2,150) |
| Intersegment Elimination — International | (1,728) | (1,521) | (1,292) |
| **Total Downstream** | **172,308** | 111,490 | 68,083 |
| All Other | | | |
| United States | 515 | 506 | 744 |
| International | 3 | 2 | 15 |
| **Subtotal** | **518** | 508 | 759 |
| Intersegment Elimination — United States | (400) | (382) | (667) |
| Intersegment Elimination — International | (2) | (2) | (15) |
| **Total All Other** | **116** | 124 | 77 |
| Sales and Other Operating Revenues | | | |
| United States | 143,161 | 86,934 | 47,910 |
| International | 143,900 | 99,021 | 65,755 |
| **Subtotal** | **287,061** | 185,955 | 113,665 |
| Intersegment Elimination — United States | (35,799) | (17,832) | (10,885) |
| Intersegment Elimination — International | (15,545) | (12,517) | (8,309) |
| **Total Sales and Other Operating Revenues** | **$ 235,717** | $ 155,606 | $ 94,471 |

[1] Other than the United States, no other country accounted for 10 percent or more of the company's Sales and Other Operating Revenues.

***Segment Income Taxes*** Segment income tax expense for the years 2022, 2021 and 2020 is as follows:

| | | Year ended December 31 | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Upstream | | | |
| United States | $ 3,678 | $ 1,934 | $ (570) |
| International | 9,055 | 4,192 | (415) |
| **Total Upstream** | **12,733** | 6,126 | (985) |
| Downstream | | | |
| United States | 1,515 | 547 | (192) |
| International | 280 | 203 | 253 |
| **Total Downstream** | **1,795** | 750 | 61 |
| All Other | (462) | (926) | (968) |
| **Total Income Tax Expense (Benefit)** | **$ 14,066** | $ 5,950 | $ (1,892) |

***Other Segment Information*** Additional information for the segmentation of major equity affiliates is contained in Note 15 Investments and Advances. Information related to properties, plant and equipment by segment is contained in Note 18 Properties, Plant and Equipment.

Millions of dollars, except per-share amounts

# Note 15
## Investments and Advances

Equity in earnings, together with investments in and advances to companies accounted for using the equity method and other investments accounted for at or below cost, is shown in the following table. For certain equity affiliates, Chevron pays its share of some income taxes directly. For such affiliates, the equity in earnings does not include these taxes, which are reported on the Consolidated Statement of Income as "Income tax expense."

| | Investments and Advances At December 31 | | Equity in Earnings Year ended December 31 | | |
|---|---|---|---|---|---|
| | **2022** | 2021 | **2022** | 2021 | 2020 |
| Upstream | | | | | |
| Tengizchevroil | **$ 26,534** | $ 23,727 | **$ 4,386** | $ 2,831 | $ 1,238 |
| Petropiar | **—** | — | **—** | — | (1,396) |
| Petroboscan | **—** | — | **—** | — | (1,112) |
| Caspian Pipeline Consortium | **761** | 805 | **128** | 155 | 159 |
| Angola LNG Limited | **1,963** | 2,180 | **1,857** | 336 | (166) |
| Other | **1,938** | 1,859 | **255** | 187 | 137 |
| **Total Upstream** | **31,196** | 28,571 | **6,626** | 3,509 | (1,140) |
| Downstream | | | | | |
| Chevron Phillips Chemical Company LLC | **6,843** | 6,455 | **867** | 1,842 | 630 |
| GS Caltex Corporation | **4,288** | 3,616 | **874** | 85 | (185) |
| Other | **2,288** | 1,725 | **224** | 220 | 223 |
| **Total Downstream** | **13,419** | 11,796 | **1,965** | 2,147 | 668 |
| All Other | | | | | |
| Other | **(5)** | (10) | **(6)** | 1 | — |
| Total equity method | **$ 44,610** | $ 40,357 | **$ 8,585** | $ 5,657 | $ (472) |
| Other non-equity method investments | **628** | 339 | | | |
| **Total investments and advances** | **$ 45,238** | $ 40,696 | | | |
| Total United States | **$ 9,855** | $ 8,540 | **$ 975** | $ 1,889 | $ 709 |
| Total International | **$ 35,383** | $ 32,156 | **$ 7,610** | $ 3,768 | $ (1,181) |

Descriptions of major equity affiliates and non-equity investments, including significant differences between the company's carrying value of its investments and its underlying equity in the net assets of the affiliates, are as follows:

***Tengizchevroil*** Chevron has a 50 percent equity ownership interest in Tengizchevroil (TCO), which operates the Tengiz and Korolev crude oil fields in Kazakhstan. At December 31, 2022, the company's carrying value of its investment in TCO was about $90 higher than the amount of underlying equity in TCO's net assets. This difference results from Chevron acquiring a portion of its interest in TCO at a value greater than the underlying book value for that portion of TCO's net assets. Included in the investment is a loan to TCO to fund the development of the FGP/WPMP with a principal balance of $4,500.

***Petropiar*** Chevron has a 30 percent interest in Petropiar, a joint stock company which operates the heavy oil Huyapari Field and upgrading project in Venezuela's Orinoco Belt. In 2020, the company fully impaired its investments in the Petropiar affiliate and, effective July 1, 2020, began accounting for this venture as a non-equity method investment.

***Petroboscan*** Chevron has a 39.2 percent interest in Petroboscan, a joint stock company which operates the Boscan Field in Venezuela. In 2020, the company fully impaired its investments in the Petroboscan affiliate and, effective July 1, 2020, began accounting for this venture as a non-equity method investment. The company also has an outstanding long-term loan to Petroboscan of $560, which remains fully provisioned for at year-end 2022.

***Caspian Pipeline Consortium*** Chevron has a 15 percent interest in the Caspian Pipeline Consortium, which provides the critical export route for crude oil from both TCO and Karachaganak.

***Angola LNG Limited*** Chevron has a 36.4 percent interest in Angola LNG Limited, which processes and liquefies natural gas produced in Angola for delivery to international markets.

***Chevron Phillips Chemical Company LLC*** Chevron owns 50 percent of Chevron Phillips Chemical Company LLC. Included in the investment balance is a loan with a principal balance of $59 to fund a portion of the Golden Triangle Polymers Project in Orange, Texas, in which Chevron Phillips Chemical Company LLC owns 51 percent.

Millions of dollars, except per-share amounts

***GS Caltex Corporation*** Chevron owns 50 percent of GS Caltex Corporation, a joint venture with GS Energy in South Korea. The joint venture imports, produces and markets petroleum products, petrochemicals and lubricants.

***Other Information*** "Sales and other operating revenues" on the Consolidated Statement of Income includes $16,286, $10,796 and $6,038 with affiliated companies for 2022, 2021 and 2020, respectively. "Purchased crude oil and products" includes $10,171, $5,778 and $3,003 with affiliated companies for 2022, 2021 and 2020, respectively.

"Accounts and notes receivable" on the Consolidated Balance Sheet includes $907 and $1,454 due from affiliated companies at December 31, 2022 and 2021, respectively. "Accounts payable" includes $709 and $552 due to affiliated companies at December 31, 2022 and 2021, respectively.

The following table provides summarized financial information on a 100 percent basis for all equity affiliates as well as Chevron's total share, which includes Chevron's net loans to affiliates of $4,278, $4,704 and $5,153 at December 31, 2022, 2021 and 2020, respectively.

| | | | Affiliates | | | Chevron Share |
|---|---|---|---|---|---|---|
| Year ended December 31 | **2022** | 2021 | 2020 | **2022** | 2021 | 2020 |
| Total revenues | **$ 100,184** | $ 71,241 | $ 49,093 | **$ 48,323** | $ 34,359 | $ 21,641 |
| Income before income tax expense* | **23,811** | 15,175 | 5,682 | **10,876** | 6,984 | 2,550 |
| Net income attributable to affiliates | **19,077** | 12,598 | 4,704 | **8,595** | 5,670 | 2,034 |
| At December 31 | | | | | | |
| Current assets | **$ 26,632** | $ 21,871 | $ 17,087 | **$ 11,671** | $ 9,267 | $ 7,328 |
| Noncurrent assets | **101,557** | 100,235 | 97,468 | **46,428** | 44,360 | 43,247 |
| Current liabilities | **16,319** | 17,275 | 12,164 | **7,708** | 7,492 | 5,052 |
| Noncurrent liabilities | **22,943** | 24,219 | 25,586 | **5,980** | 5,982 | 5,884 |
| **Total affiliates' net equity** | **$ 88,927** | $ 80,612 | $ 76,805 | **$ 44,411** | $ 40,153 | $ 39,639 |

* Chevron's net income attributable to affiliates is recorded in the company's before-tax consolidated earnings in accordance with U.S. Generally Accepted Accounting Principles. The total income tax expense recorded by the company's equity affiliates in 2022 was $4,734, with Chevron's share being $2,281.

## Note 16

### Litigation

#### *Ecuador*

In 2003, Chevron was sued in Ecuador for environmental harm allegedly caused by an oil consortium formerly operated by a Texaco subsidiary. The subsidiary previously had been released from environmental claims by Ecuador after it completed a three-year remediation program, which Ecuador certified. Nonetheless, in February 2011, the Ecuadorian trial court entered judgment against Chevron for approximately $9.5 billion, plus punitive damages. An appellate panel affirmed, and Ecuador's National Court of Justice ratified the judgment but nullified the punitive damages. Ecuador's highest Constitutional Court rejected Chevron's final appeal in July 2018.

In 2011, Chevron sued the Ecuadorian plaintiffs and several of their lawyers and cohorts in the U.S. District Court for the Southern District of New York (SDNY) for violations of the Racketeer Influenced and Corrupt Organizations (RICO) Act and state law. The SDNY ruled that the Ecuadorian judgment had been procured through fraud, bribery, and corruption, and prohibited the defendants from seeking to enforce the judgment in the United States or profiting from their illegal acts. The Second Circuit affirmed, and the U.S. Supreme Court denied certiorari in 2017. The Ecuadorian plaintiffs sought to have the Ecuadorian judgment recognized and enforced in Canada, Brazil, and Argentina, but all of those actions were dismissed in Chevron's favor.

In 2009, Chevron filed an arbitration claim against Ecuador before an arbitral tribunal administered by the Permanent Court of Arbitration in The Hague, under the United States-Ecuador Bilateral Investment Treaty. In 2018, the Tribunal ruled that the Ecuadorian judgment was procured through fraud, bribery, and corruption, and was based on environmental claims that Ecuador had already settled and released. According to the Tribunal, the Ecuadorian judgment "violates international public policy" and "should not be recognized or enforced by the courts of other States." The Tribunal ordered Ecuador to remove the judgment's status of enforceability and to compensate Chevron for its injuries. The arbitration's final phases, to determine the amount of compensation owed to Chevron and to allocate the arbitration's costs, remain pending. In 2020, the District Court of The Hague denied Ecuador's request to set aside the Tribunal's award. Based on Ecuador's admissions during the litigation, the Court stated that it now is "common ground" between Ecuador and Chevron that the Ecuadorian judgment is fraudulent. In June 2022, The Hague Court of Appeals dismissed Ecuador's appeal. In September

Millions of dollars, except per-share amounts

2022, Ecuador appealed to the Dutch Supreme Court. In a separate proceeding before the Office of the United States Trade Representative, Ecuador also admitted in July 2020 that the Ecuadorian judgment is fraudulent.

Management continues to believe that the Ecuadorian judgment is illegitimate and unenforceable and will vigorously defend against any further attempts to have it recognized or enforced.

***Climate Change***

Governmental and other entities in various jurisdictions across the United States have filed legal proceedings against fossil fuel producing companies, including Chevron entities, purporting to seek legal and equitable relief to address alleged impacts of climate change. Chevron entities are or were among the codefendants in 23 separate lawsuits brought by 17 U.S. cities and counties, three U.S. states, the District of Columbia, a group of municipalities in Puerto Rico and a trade group. One of the city lawsuits was dismissed on the merits, and one of the county lawsuits was voluntarily dismissed by the plaintiff. The lawsuits assert various causes of action, including public nuisance, private nuisance, failure to warn, fraud, conspiracy to commit fraud, design defect, product defect, trespass, negligence, impairment of public trust, violations of consumer protection statutes, violations of a federal antitrust statute, and violations of the RICO Act, based upon, among other things, the company's production of oil and gas products and alleged misrepresentations or omissions relating to climate change risks associated with those products. The unprecedented legal theories set forth in these proceedings entail the possibility of damages liability (both compensatory and punitive), injunctive and other forms of equitable relief, including without limitation abatement and disgorgement of profits, civil penalties and liability for fees and costs of suits, that, while we believe remote, could have a material adverse effect on the company's results of operations and financial condition. Further such proceedings are likely to be filed by other parties. Management believes that these proceedings are legally and factually meritless and detract from constructive efforts to address the important policy issues presented by climate change, and will vigorously defend against such proceedings.

***Louisiana***

Seven coastal parishes and the State of Louisiana have filed lawsuits in Louisiana against numerous oil and gas companies seeking damages for coastal erosion in or near oil fields located within Louisiana's coastal zone under Louisiana's State and Local Coastal Resources Management Act (SLCRMA). Chevron entities are defendants in 39 of these cases. The lawsuits allege that the defendants' historical operations were conducted without necessary permits or failed to comply with permits obtained and seek damages and other relief, including the costs of restoring coastal wetlands allegedly impacted by oil field operations. Plaintiffs' SLCRMA theories are unprecedented; thus, there remains significant uncertainty about the scope of the claims and alleged damages and any potential effects on the company's results of operations and financial condition. Management believes that the claims lack legal and factual merit and will continue to vigorously defend against such proceedings.

## Note 17

### Taxes

***Income Taxes***

| | Year ended December 31 | | |
|---|---|---|---|
| | **2022** | 2021 | 2020 |
| Income tax expense (benefit) | | | |
| U.S. federal | | | |
| Current | **$ 1,723** | $ 174 | $ (182) |
| Deferred | **2,240** | 1,004 | (1,315) |
| State and local | | | |
| Current | **482** | 222 | 65 |
| Deferred | **39** | 202 | (152) |
| **Total United States** | **4,484** | 1,602 | (1,584) |
| International | | | |
| Current | **9,738** | 4,854 | 1,833 |
| Deferred | **(156)** | (506) | (2,141) |
| **Total International** | **9,582** | 4,348 | (308) |
| **Total income tax expense (benefit)** | **$ 14,066** | $ 5,950 | $ (1,892) |

The reconciliation between the U.S. statutory federal income tax rate and the company's effective income tax rate is detailed in the following table:

Millions of dollars, except per-share amounts

| | | 2022 | | 2021 | | 2020 |
|---|---|---|---|---|---|---|
| Income (loss) before income taxes | | | | | | |
| United States | $ | **21,005** | $ | 9,674 | $ | (5,700) |
| International | | **28,669** | | 11,965 | | (1,753) |
| **Total income (loss) before income taxes** | | **49,674** | | 21,639 | | (7,453) |
| Theoretical tax (at U.S. statutory rate of 21%) | | **10,432** | | 4,544 | | (1,565) |
| Equity affiliate accounting effect | | **(1,678)** | | (890) | | 211 |
| Effect of income taxes from international operations | | **5,041** | | 2,692 | | (39) |
| State and local taxes on income, net of U.S. federal income tax benefit | | **508** | | 216 | | (65) |
| Prior year tax adjustments, claims and settlements [1] | | **(90)** | | 362 | | (236) |
| Tax credits | | **(6)** | | (173) | | (33) |
| Other U.S. [1,2] | | **(141)** | | (801) | | (165) |
| **Total income tax expense (benefit)** | $ | **14,066** | $ | 5,950 | $ | (1,892) |
| **Effective income tax rate** [3] | | **28.3 %** | | 27.5 % | | 25.4 % |

[1] Includes one-time tax costs (benefits) associated with changes in uncertain tax positions.
[2] Includes one-time tax costs (benefits) associated with changes in valuation allowances (2022 - $(36); 2021 - $(624); 2020 - $0).
[3] The company's effective tax rate is reflective of equity income reported on an after-tax basis as part of the "Total Income (Loss) Before Income Tax Expense," in accordance with U.S. Generally Accepted Accounting Principles. Chevron's share of its equity affiliates' total income tax expense in 2022 was $2,281.

The 2022 increase in income tax expense of $8,116 is a result of the year-over-year increase in total income before income tax expense, which is primarily due to higher upstream realizations and downstream margins. The company's effective tax rate changed from 27.5 percent in 2021 to 28.3 percent in 2022. The change in effective tax rate is mainly due to mix effects resulting from the absolute level of earnings or losses and whether they arose in higher or lower tax rate jurisdictions.

The company records its deferred taxes on a tax-jurisdiction basis. The reported deferred tax balances are composed of the following:

| | | At December 31 | | |
|---|---|---|---|---|
| | | 2022 | | 2021 |
| Deferred tax liabilities | | | | |
| Properties, plant and equipment | $ | **18,295** | $ | 17,169 |
| Investments and other | | **4,492** | | 4,105 |
| **Total deferred tax liabilities** | | **22,787** | | 21,274 |
| Deferred tax assets | | | | |
| Foreign tax credits | | **(12,599)** | | (11,718) |
| Asset retirement obligations/environmental reserves | | **(4,518)** | | (4,553) |
| Employee benefits | | **(2,087)** | | (3,037) |
| Deferred credits | | **(446)** | | (996) |
| Tax loss carryforwards | | **(3,887)** | | (4,175) |
| Other accrued liabilities | | **(746)** | | (239) |
| Inventory | | **(219)** | | (289) |
| Operating leases | | **(1,134)** | | (1,255) |
| Miscellaneous | | **(4,057)** | | (3,657) |
| **Total deferred tax assets** | | **(29,693)** | | (29,919) |
| **Deferred tax assets valuation allowance** | | **19,532** | | 17,651 |
| **Total deferred taxes, net** | $ | **12,626** | $ | 9,006 |

Deferred tax liabilities increased by $1,513 from year-end 2021, primarily driven by an increase to properties, plant and equipment. Deferred tax assets decreased by $226 from year-end 2021. This decrease was primarily related to decreases in employee benefits and tax loss carryforwards for various locations, partially offset by the increase in foreign tax credits.

The overall valuation allowance relates to deferred tax assets for U.S. foreign tax credit carryforwards, tax loss carryforwards and temporary differences. The valuation allowance reduces the deferred tax assets to amounts that are, in management's assessment, more likely than not to be realized. At the end of 2022, the company had gross tax loss carryforwards of approximately $9,850 and tax credit carryforwards of approximately $440, primarily related to various international tax jurisdictions. Whereas some of these tax loss carryforwards do not have an expiration date, others expire at various times from 2023 through 2041. U.S. foreign tax credit carryforwards of $12,599 will expire between 2023 and 2033.

Millions of dollars, except per-share amounts

At December 31, 2022 and 2021, deferred taxes were classified on the Consolidated Balance Sheet as follows:

| | At December 31 | |
|---|---|---|
| | **2022** | 2021 |
| Deferred charges and other assets | **$ (4,505)** | $ (5,659) |
| Noncurrent deferred income taxes | **17,131** | 14,665 |
| **Total deferred income taxes, net** | **$ 12,626** | $ 9,006 |

Income taxes, including U.S. state and foreign withholding taxes, are not accrued for unremitted earnings of international operations that have been or are intended to be reinvested indefinitely. The indefinite reinvestment assertion continues to apply for the purpose of determining deferred tax liabilities for U.S. state and foreign withholding tax purposes.

Undistributed earnings of international consolidated subsidiaries and affiliates for which no deferred income tax provision has been made for possible future remittances totaled approximately $51,300 at December 31, 2022. This amount represents earnings reinvested as part of the company's ongoing international business. It is not practicable to estimate the amount of state and foreign withholding taxes that might be payable on the possible remittance of earnings that are intended to be reinvested indefinitely. The company does not anticipate incurring significant additional taxes on remittances of earnings that are not indefinitely reinvested.

***Uncertain Income Tax Positions*** The company recognizes a tax benefit in the financial statements for an uncertain tax position only if management's assessment is that the position is more likely than not (i.e., a likelihood greater than 50 percent) to be allowed by the tax jurisdiction based solely on the technical merits of the position. The term "tax position" in the accounting standards for income taxes refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods.

The following table indicates the changes to the company's unrecognized tax benefits for the years ended December 31, 2022, 2021 and 2020. The term "unrecognized tax benefits" in the accounting standards for income taxes refers to the differences between a tax position taken or expected to be taken in a tax return and the benefit measured and recognized in the financial statements. Interest and penalties are not included.

| | **2022** | 2021 | 2020 |
|---|---|---|---|
| Balance at January 1 | **$ 5,288** | $ 5,018 | $ 4,987 |
| Foreign currency effects | **(2)** | (1) | 2 |
| Additions based on tax positions taken in current year | **30** | 194 | 253 |
| Additions for tax positions taken in prior years | **234** | 218 | 437 |
| Reductions for tax positions taken in prior years | **(117)** | (36) | (216) |
| Settlements with taxing authorities in current year | **(110)** | (18) | (429) |
| Reductions as a result of a lapse of the applicable statute of limitations | **—** | (87) | (16) |
| **Balance at December 31** | **$ 5,323** | $ 5,288 | $ 5,018 |

Approximately 80 percent of the $5,323 of unrecognized tax benefits at December 31, 2022, would have an impact on the effective tax rate if subsequently recognized. Certain of these unrecognized tax benefits relate to tax carryforwards that may require a full valuation allowance at the time of any such recognition.

Tax positions for Chevron and its subsidiaries and affiliates are subject to income tax audits by many tax jurisdictions throughout the world. For the company's major tax jurisdictions, examinations of tax returns for certain prior tax years had not been completed as of December 31, 2022. For these jurisdictions, the latest years for which income tax examinations had been finalized were as follows: United States – 2016, Nigeria – 2007, Australia – 2009, Kazakhstan – 2012 and Saudi Arabia – 2016.

The company engages in ongoing discussions with tax authorities regarding the resolution of tax matters in the various jurisdictions. Both the outcome of these tax matters and the timing of resolution and/or closure of the tax audits are highly uncertain. Of the amount of unrecognized tax benefits the company has identified as of December 31, 2022, it is reasonably possible that developments on tax matters in certain tax jurisdictions may result in decreases of approximately 20 percent within the next 12 months. Given the number of years that still remain subject to examination and the number of matters being examined in the various tax jurisdictions, the company is unable to estimate the range of possible adjustments to the balance of unrecognized tax benefits beyond the next 12 months.

On the Consolidated Statement of Income, the company reports interest and penalties related to liabilities for uncertain tax positions as "Income Tax Expense (Benefit)." As of December 31, 2022, accrued expense of $112 for anticipated interest

Millions of dollars, except per-share amounts

and penalties was included on the Consolidated Balance Sheet, compared with accrued benefit of $(76) as of year-end 2021. Income tax expense (benefit) associated with interest and penalties was $152, $19 and $(124) in 2022, 2021 and 2020, respectively.

### *Taxes Other Than on Income*

| | Year ended December 31 | | |
|---|---|---|---|
| | **2022** | 2021 | 2020 |
| United States | | | |
| Import duties and other levies | **$ 10** | $ 7 | $ 7 |
| Property and other miscellaneous taxes | **609** | 552 | 588 |
| Payroll taxes | **248** | 302 | 235 |
| Taxes on production | **989** | 628 | 317 |
| **Total United States** | **1,856** | 1,489 | 1,147 |
| International | | | |
| Import duties and other levies | **63** | 49 | 39 |
| Property and other miscellaneous taxes | **1,789** | 2,174 | 1,461 |
| Payroll taxes | **122** | 113 | 117 |
| Taxes on production | **202** | 138 | 75 |
| **Total International** | **2,176** | 2,474 | 1,692 |
| **Total taxes other than on income** | **$ 4,032** | $ 3,963 | $ 2,839 |

## Note 18

## Properties, Plant and Equipment[1]

| | At December 31 | | | | | | Year ended December 31 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Gross Investment at Cost | | | Net Investment | | | Additions at Cost[2] | | | Depreciation Expense[3] | | |
| | **2022** | 2021 | 2020 | **2022** | 2021 | 2020 | **2022** | 2021 | 2020 | **2022** | 2021 | 2020 |
| Upstream | | | | | | | | | | | | |
| United States | **$ 96,590** | $ 93,393 | $ 96,555 | **$ 37,031** | $ 36,027 | $ 38,175 | **$ 6,461** | $ 4,520 | $ 13,067 | **$ 5,012** | $ 5,675 | $ 6,841 |
| International | **188,556** | 202,757 | 209,846 | **88,549** | 94,770 | 102,010 | **2,599** | 2,349 | 11,069 | **9,830** | 10,824 | 11,121 |
| **Total Upstream** | **285,146** | 296,150 | 306,401 | **125,580** | 130,797 | 140,185 | **9,060** | 6,869 | 24,136 | **14,842** | 16,499 | 17,962 |
| Downstream | | | | | | | | | | | | |
| United States | **29,802** | 26,888 | 26,499 | **12,827** | 10,766 | 11,101 | **2,742** | 543 | 638 | **913** | 833 | 851 |
| International | **8,281** | 8,134 | 7,993 | **3,226** | 3,300 | 3,395 | **246** | 234 | 573 | **311** | 296 | 283 |
| **Total Downstream** | **38,083** | 35,022 | 34,492 | **16,053** | 14,066 | 14,496 | **2,988** | 777 | 1,211 | **1,224** | 1,129 | 1,134 |
| All Other | | | | | | | | | | | | |
| United States | **4,402** | 4,729 | 4,195 | **1,931** | 2,078 | 1,916 | **230** | 143 | 194 | **247** | 290 | 403 |
| International | **154** | 144 | 144 | **27** | 20 | 21 | **12** | 7 | 5 | **6** | 7 | 9 |
| **Total All Other** | **4,556** | 4,873 | 4,339 | **1,958** | 2,098 | 1,937 | **242** | 150 | 199 | **253** | 297 | 412 |
| Total United States | **130,794** | 125,010 | 127,249 | **51,789** | 48,871 | 51,192 | **9,433** | 5,206 | 13,899 | **6,172** | 6,798 | 8,095 |
| Total International | **196,991** | 211,035 | 217,983 | **91,802** | 98,090 | 105,426 | **2,857** | 2,590 | 11,647 | **10,147** | 11,127 | 11,413 |
| **Total** | **$327,785** | $336,045 | $345,232 | **$143,591** | $146,961 | $156,618 | **$ 12,290** | $ 7,796 | $ 25,546 | **$ 16,319** | $ 17,925 | $ 19,508 |

1 Other than the United States and Australia, no other country accounted for 10 percent or more of the company's net properties, plant and equipment (PP&E) in 2022. Australia had PP&E of $44,012, $46,687 and $48,374 in 2022, 2021 and 2020, respectively. Gross Investment at Cost, Net Investment and Additions at Cost for 2020 each include $16,703 associated with the Noble acquisition.

2 Net of dry hole expense related to prior years' expenditures of $177, $35 and $709 in 2022, 2021 and 2020, respectively.

3 Depreciation expense includes accretion expense of $560, $616 and $560 in 2022, 2021 and 2020, respectively, and impairments and write-offs of $950, $414 and $2,792 in 2022, 2021 and 2020, respectively.

Millions of dollars, except per-share amounts

# Note 19
## Short-Term Debt

| | | At December 31 |
|---|---|---|
| | **2022** | 2021 |
| Commercial paper | **$ —** | $ — |
| Notes payable to banks and others with originating terms of one year or less | **328** | 62 |
| Current maturities of long-term debt[1] | **2,699** | 4,946 |
| Current maturities of long-term finance leases | **45** | 48 |
| Redeemable long-term obligations | **2,942** | 2,959 |
| Subtotal | **6,014** | 8,015 |
| Reclassified to long-term debt | **(4,050)** | (7,759) |
| **Total short-term debt** | **$ 1,964** | $ 256 |

[1] Inclusive of unamortized premiums of $5 at December 31, 2022 and $0 at December 31, 2021.

Redeemable long-term obligations consist primarily of tax-exempt variable-rate put bonds that are included as current liabilities because they become redeemable at the option of the bondholders during the year following the balance sheet date.

The company may periodically enter into interest rate swaps on a portion of its short-term debt. At December 31, 2022, the company had no interest rate swaps on short-term debt.

At December 31, 2022, the company had $8,495 in 364-day committed credit facilities with various major banks that enable the refinancing of short-term obligations on a long-term basis. The credit facilities allow the company to convert any amounts outstanding into a term loan for a period of up to one year. This supports commercial paper borrowing and can also be used for general corporate purposes. The company's practice has been to continually replace expiring commitments with new commitments on substantially the same terms, maintaining levels management believes appropriate. Any borrowings under the facility would be unsecured indebtedness at interest rates based on the Secured Overnight Financing Rate (SOFR), or an average of base lending rates published by specified banks and on terms reflecting the company's strong credit rating. No borrowings were outstanding under this facility at December 31, 2022.

The company classified $4,050 and $7,759 of short-term debt as long-term at December 31, 2022 and 2021, respectively. Settlement of these obligations is not expected to require the use of working capital within one year, and the company has both the intent and the ability, as evidenced by committed credit facilities, to refinance them on a long-term basis.

Millions of dollars, except per-share amounts

# Note 20
## Long-Term Debt

Total long-term debt including finance lease liabilities at December 31, 2022, was $21,375. The company's long-term debt outstanding at year-end 2022 and 2021 was as follows:

| | | | At December 31 | |
|---|---|---|---|---|
| | | | **2022** | 2021 |
| | Weighted Average Interest Rate (%)[1] | Range of Interest Rates (%)[2] | **Principal** | Principal |
| Notes due 2023 | 1.282 | 0.426 - 7.250 | **$ 1,800** | $ 4,800 |
| Floating rate notes due 2023 | 3.384 | 3.121 - 3.821 | **800** | 800 |
| Notes due 2024 | 3.291 | 2.895 - 3.900 | **1,650** | 1,650 |
| Notes due 2025 | 1.724 | 0.687 - 3.326 | **4,000** | 4,000 |
| Notes due 2026 | | 2.954 | **2,250** | 2,250 |
| Notes due 2027 | 2.379 | 1.018 - 8.000 | **2,000** | 2,000 |
| Notes due 2028 | | 3.850 | **600** | 600 |
| Notes due 2029 | | 3.250 | **500** | 500 |
| Notes due 2030 | | 2.236 | **1,500** | 1,500 |
| Debentures due 2031 | | 8.625 | **102** | 102 |
| Debentures due 2032 | 8.416 | 8.000 - 8.625 | **183** | 183 |
| Notes due 2040 | | 2.978 | **293** | 293 |
| Notes due 2041 | | 6.000 | **397** | 397 |
| Notes due 2043 | | 5.250 | **330** | 330 |
| Notes due 2044 | | 5.050 | **222** | 222 |
| Notes due 2047 | | 4.950 | **187** | 187 |
| Notes due 2049 | | 4.200 | **237** | 237 |
| Notes due 2050 | 2.763 | 2.343 - 3.078 | **1,750** | 1,750 |
| Debentures due 2097 | | 7.250 | **60** | 60 |
| Bank loans due 2023 | 5.206 | 4.928 - 5.342 | **91** | 100 |
| 3.400% loan | | | **—** | 211 |
| Medium-term notes, maturing from 2023 to 2038 | 6.306 | 4.283 - 7.900 | **23** | 23 |
| Notes due 2022 | | | **—** | 4,946 |
| Total including debt due within one year | | | **18,975** | 27,141 |
| Debt due within one year | | | **(2,694)** | (4,946) |
| Fair market value adjustment for debt acquired in the Noble acquisition | | | **664** | 741 |
| Reclassified from short-term debt | | | **4,050** | 7,759 |
| Unamortized discounts and debt issuance costs | | | **(23)** | (31) |
| Finance lease liabilities[3] | | | **403** | 449 |
| **Total long-term debt** | | | **$ 21,375** | $ 31,113 |

[1] Weighted-average interest rate at December 31, 2022.
[2] Range of interest rates at December 31, 2022.
[3] For details on finance lease liabilities, see Note 5 Lease Commitments.

Chevron has an automatic shelf registration statement that expires in August 2023. This registration statement is for an unspecified amount of nonconvertible debt securities issued or guaranteed by Chevron Corporation or CUSA.

Long-term debt excluding finance lease liabilities with a principal balance of $18,975 matures as follows: 2023 – $2,694; 2024 – $1,650; 2025 – $4,000; 2026 – $2,250; 2027 – $2,000; and after 2027 – $6,381.

In addition to the $4.9 billion in long-term debt that matured in 2022, the company also early-redeemed $3.0 billion in notes at face value that were scheduled to mature in the second quarter of 2023.

See Note 9 Fair Value Measurements for information concerning the fair value of the company's long-term debt.

# Note 21
## Accounting for Suspended Exploratory Wells

The company continues to capitalize exploratory well costs after the completion of drilling when the well has found a sufficient quantity of reserves to justify completion as a producing well, and the business unit is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if the company obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value, would be charged to expense.

Millions of dollars, except per-share amounts

The following table indicates the changes to the company's suspended exploratory well costs for the three years ended December 31, 2022:

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| Beginning balance at January 1 | **$ 2,109** | $ 2,512 | $ 3,041 |
| Additions to capitalized exploratory well costs pending the determination of proved reserves | **72** | 56 | 28 |
| Reclassifications to wells, facilities and equipment based on the determination of proved reserves | **(481)** | (425) | (102) |
| Capitalized exploratory well costs charged to expense | **(73)** | (34) | (667) |
| Other* | **—** | — | 212 |
| **Ending balance at December 31** | **$ 1,627** | $ 2,109 | $ 2,512 |

* 2020 represents fair value of well costs acquired in the Noble acquisition.

The following table provides an aging of capitalized well costs and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of drilling.

| | At December 31 | | |
|---|---|---|---|
| | **2022** | 2021 | 2020 |
| Exploratory well costs capitalized for a period of one year or less | **$ 73** | $ 65 | $ 26 |
| Exploratory well costs capitalized for a period greater than one year | **1,554** | 2,044 | 2,486 |
| **Balance at December 31** | **$ 1,627** | $ 2,109 | $ 2,512 |
| Number of projects with exploratory well costs that have been capitalized for a period greater than one year* | **12** | 15 | 17 |

*Certain projects have multiple wells or fields or both.

Of the $1,554 of exploratory well costs capitalized for more than one year at December 31, 2022, $945 is related to seven projects that had drilling activities underway or firmly planned for the near future. The $609 balance is related to five projects in areas requiring a major capital expenditure before production could begin and for which additional drilling efforts were not underway or firmly planned for the near future. Additional drilling was not deemed necessary because the presence of hydrocarbons had already been established, and other activities were in process to enable a future decision on project development.

The projects for the $609 referenced above had the following activities associated with assessing the reserves and the projects' economic viability: (a) $194 (three projects) – undergoing front-end engineering and design with final investment decision expected within four years; (b) $415 (two projects) – development alternatives under review. While progress was being made on all 12 projects, the decision on the recognition of proved reserves under SEC rules in some cases may not occur for several years because of the complexity, scale and negotiations associated with the projects. More than three-quarters of these decisions are expected to occur in the next five years.

The $1,554 of suspended well costs capitalized for a period greater than one year as of December 31, 2022, represents 71 exploratory wells in 12 projects. The tables below contain the aging of these costs on a well and project basis:

| *Aging based on drilling completion date of individual wells:* | Amount | Number of wells |
|---|---|---|
| 2000-2009 | $ 263 | 14 |
| 2010-2014 | 1,121 | 49 |
| 2015-2021 | 170 | 8 |
| **Total** | $ 1,554 | 71 |

| *Aging based on drilling completion date of last suspended well in project:* | Amount | Number of projects |
|---|---|---|
| 2008-2013 | $ 428 | 5 |
| 2014-2018 | 1,083 | 6 |
| 2019-2022 | 43 | 1 |
| **Total** | $ 1,554 | 12 |

# Note 22

## Stock Options and Other Share-Based Compensation

Compensation expense for stock options for 2022, 2021 and 2020 was $60 ($46 after tax), $60 ($47 after tax) and $94 ($74 after tax), respectively. In addition, compensation expense for stock appreciation rights, restricted stock, performance shares and restricted stock units was $1,013 ($770 after tax), $701 ($554 after tax) and $96 ($76 after tax) for 2022, 2021 and 2020, respectively. No significant stock-based compensation cost was capitalized at December 31, 2022, or December 31, 2021.

Cash received in payment for option exercises under all share-based payment arrangements for 2022, 2021 and 2020 was $5,835, $1,274 and $226, respectively. Actual tax benefits realized for the tax deductions from option exercises were $216, $(15) and $8 for 2022, 2021 and 2020, respectively.

Cash paid to settle performance shares, restricted stock units and stock appreciation rights was $556, $163 and $95 for 2022, 2021 and 2020, respectively.

On May 25, 2022, stockholders approved the Chevron 2022 Long-Term Incentive Plan (2022 LTIP). Awards under the 2022 LTIP may take the form of, but are not limited to, stock options, restricted stock, restricted stock units, stock appreciation rights, performance shares and non-stock grants. From May 2022 through May 2032, no more than 104 million shares may be issued under the 2022 LTIP. For awards issued on or after May 25, 2022, no more than 48 million of those shares may be issued in the form of full value awards such as share-settled restricted stock, share-settled restricted stock units and other share-settled awards that do not require full payment in cash or property for shares underlying such awards by the award recipient. For the major types of awards issued before January 1, 2017, the contractual terms vary between three years for the performance shares and restricted stock units, and 10 years for the stock options and stock appreciation rights. For awards issued after January 1, 2017, contractual terms vary between three years for the performance shares and special restricted stock units, five years for standard restricted stock units and 10 years for the stock options and stock appreciation rights. Commencing for grants issued in January 2023 and after, standard restricted stock units vest ratably on an annual basis over a three-year period. Forfeitures of performance shares, restricted stock units, and stock appreciation rights are recognized as they occur. Forfeitures of stock options are estimated using historical forfeiture data dating back to 1990.

***Noble Share-Based Plans (Noble Plans)*** When Chevron acquired Noble in October 2020, outstanding stock options granted under various Noble Plans were exchanged for Chevron options. These awards retained the same provisions as the original Noble Plans. Awards issued may be exercised for up to five years after termination of employment, depending upon the termination type, or the original expiration date, whichever is earlier. Other awards issued under the Noble Plans included restricted stock awards, restricted stock units, and performance shares, which retained the same provisions as the original Noble Plans. Upon termination of employment due to change-in-control, all unvested awards issued under the Noble Plans, including stock options, restricted stock awards, restricted stock units and performance shares vested on the termination date. If not exercised, awards will expire between 2023 and 2029.

***Fair Value and Assumptions*** The fair market values of stock options and stock appreciation rights granted in 2022, 2021 and 2020 were measured on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

|  | | Year ended December 31 | |
|---|---|---|---|
|  | **2022** | 2021 | 2020 |
| Expected term in years[1] | **6.9** | 6.8 | 6.6 |
| Volatility[2] | **31.3** % | 31.1 % | 20.8 % |
| Risk-free interest rate based on zero coupon U.S. treasury note | **1.79** % | 0.71 % | 1.50 % |
| Dividend yield | **5.0** % | 6.0 % | 4.0 % |
| Weighted-average fair value per option granted | $ **23.56** | $ 12.22 | $ 13.00 |

[1]  Expected term is based on historical exercise and post-vesting cancellation data.
[2]  Volatility rate is based on historical stock prices over an appropriate period, generally equal to the expected term.

A summary of option activity during 2022 is presented below:

|  | Shares (Thousands) | Weighted-Average Exercise Price | Averaged Remaining Contractual Term (Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at January 1, 2022 | 77,399 | $ 108.10 | | |
| Granted | 3,870 | $ 132.69 | | |
| Exercised | (55,275) | $ 105.56 | | |
| Forfeited | (729) | $ 208.46 | | |
| **Outstanding at December 31, 2022** | 25,265 | $ 114.61 | 6.62 | $ 1,794 |
| **Exercisable at December 31, 2022** | 16,421 | $ 117.20 | 5.18 | $ 1,178 |

The total intrinsic value (i.e., the difference between the exercise price and the market price) of options exercised during 2022, 2021 and 2020 was $2,369, $152 and $92, respectively. During this period, the company continued its practice of issuing treasury shares upon exercise of these awards.

Millions of dollars, except per-share amounts

As of December 31, 2022, there was $78 of total unrecognized before-tax compensation cost related to nonvested share-based compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted-average period of 1.8 years.

At January 1, 2022, the number of LTIP performance shares outstanding was equivalent to 5,023,065 shares. During 2022, 1,552,624 performance shares were granted, 1,652,839 shares vested with cash proceeds distributed to recipients and 169,584 shares were forfeited. At December 31, 2022, there were 4,753,266 performance shares outstanding that are payable in cash. The fair value of the liability recorded for these instruments was $996 and was measured largely using the Monte Carlo simulation method.

At January 1, 2022, the number of restricted stock units outstanding was equivalent to 4,386,637 shares. During 2022, 989,715 restricted stock units were granted, 979,382 units vested with cash proceeds distributed to recipients and 109,144 units were forfeited. At December 31, 2022, there were 4,287,826 restricted stock units outstanding that are payable in cash. The fair value of the liability recorded for the vested portion of these instruments was $548, valued at the stock price as of December 31, 2022. In addition, outstanding stock appreciation rights that were granted under the LTIP totaled 686,573 equivalent shares as of December 31, 2022. The fair value of the liability recorded for the vested portion of these instruments was $50.

## Note 23

### Employee Benefit Plans

The company has defined benefit pension plans for many employees. The company typically prefunds defined benefit plans as required by local regulations or in certain situations where prefunding provides economic advantages. In the United States, all qualified plans are subject to the Employee Retirement Income Security Act (ERISA) minimum funding standard. The company does not typically fund U.S. nonqualified pension plans that are not subject to funding requirements under laws and regulations because contributions to these pension plans may be less economic and investment returns may be less attractive than the company’s other investment alternatives.

The company also sponsors other postretirement benefit (OPEB) plans that provide medical and dental benefits, as well as life insurance for some active and qualifying retired employees. The plans are unfunded, and the company and retirees share the costs. For the company’s main U.S. medical plan, the increase to the pre-Medicare company contribution for retiree medical coverage is limited to no more than 4 percent each year. Certain life insurance benefits are paid by the company.

The company recognizes the overfunded or underfunded status of each of its defined benefit pension and OPEB plans as an asset or liability on the Consolidated Balance Sheet.

Millions of dollars, except per-share amounts

The funded status of the company's pension and OPEB plans for 2022 and 2021 follows:

| | Pension Benefits | | | | Other Benefits | |
|---|---|---|---|---|---|---|
| | 2022 | | 2021 | | | |
| | U.S. | Int'l. | U.S. | Int'l. | 2022 | 2021 |
| Change in Benefit Obligation | | | | | | |
| Benefit obligation at January 1 | $ 12,966 | $ 5,351 | $ 15,166 | $ 6,307 | $ 2,489 | $ 2,650 |
| Service cost | 432 | 83 | 450 | 123 | 43 | 43 |
| Interest cost | 318 | 137 | 235 | 137 | 60 | 53 |
| Plan participants' contributions | — | 3 | — | 3 | 62 | 43 |
| Plan amendments | 40 | 38 | — | — | 18 | — |
| Actuarial (gain) loss | (2,753) | (1,559) | (325) | (364) | (509) | (108) |
| Foreign currency exchange rate changes | — | (423) | — | (85) | (5) | (3) |
| Benefits paid | (1,290) | (276) | (2,560) | (746) | (220) | (189) |
| Divestitures/Acquisitions | — | — | — | — | — | — |
| Curtailment | — | — | — | (24) | — | — |
| **Benefit obligation at December 31** | 9,713 | 3,354 | 12,966 | 5,351 | 1,938 | 2,489 |
| Change in Plan Assets | | | | | | |
| Fair value of plan assets at January 1 | 9,919 | 4,950 | 9,930 | 5,363 | — | — |
| Actual return on plan assets | (1,851) | (1,096) | 997 | 166 | — | — |
| Foreign currency exchange rate changes | — | (453) | — | (35) | — | — |
| Employer contributions | 1,164 | 158 | 1,552 | 199 | 158 | 146 |
| Plan participants' contributions | — | 3 | — | 3 | 62 | 43 |
| Benefits paid | (1,290) | (276) | (2,560) | (746) | (220) | (189) |
| **Fair value of plan assets at December 31** | 7,942 | 3,286 | 9,919 | 4,950 | — | — |
| **Funded status at December 31** | $ (1,771) | $ (68) | $ (3,047) | $ (401) | $ (1,938) | $ (2,489) |

Amounts recognized on the Consolidated Balance Sheet for the company's pension and OPEB plans at December 31, 2022 and 2021, include:

| | Pension Benefits | | | | Other Benefits | |
|---|---|---|---|---|---|---|
| | 2022 | | 2021 | | | |
| | U.S. | Int'l. | U.S. | Int'l. | 2022 | 2021 |
| Deferred charges and other assets | $ 26 | $ 759 | $ 36 | $ 696 | $ — | $ — |
| Accrued liabilities | (210) | (62) | (303) | (142) | (152) | (151) |
| Noncurrent employee benefit plans | (1,587) | (765) | (2,780) | (955) | (1,786) | (2,338) |
| **Net amount recognized at December 31** | $ (1,771) | $ (68) | $ (3,047) | $ (401) | $ (1,938) | $ (2,489) |

For the year ended December 31, 2022, the decrease in benefit obligations was primarily due to actuarial gains caused by higher discount rates used to value the obligations and benefit payments paid to retirees in 2022. For the year ended December 31, 2021, the decrease in benefit obligations was primarily due to actuarial gains caused by higher discount rates used to value the obligations and large benefit payments paid to retirees in 2021.

Amounts recognized on a before-tax basis in "Accumulated other comprehensive loss" for the company's pension and OPEB plans were $3,446 and $4,979 at the end of 2022 and 2021, respectively. These amounts consisted of:

| | Pension Benefits | | | | Other Benefits | |
|---|---|---|---|---|---|---|
| | 2022 | | 2021 | | | |
| | U.S. | Int'l. | U.S. | Int'l. | 2022 | 2021 |
| Net actuarial loss | $ 3,147 | $ 659 | $ 4,007 | $ 920 | $ (392) | $ 134 |
| Prior service (credit) costs | 40 | 107 | 2 | 75 | (115) | (159) |
| **Total recognized at December 31** | $ 3,187 | $ 766 | $ 4,009 | $ 995 | $ (507) | $ (25) |

The accumulated benefit obligations for all U.S. and international pension plans were $8,595 and $3,084, respectively, at December 31, 2022, and $11,337 and $4,976, respectively, at December 31, 2021.

Information for U.S. and international pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2022 and 2021, was:

Millions of dollars, except per-share amounts

| | Pension Benefits | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2022 | | | | 2021 | | | |
| | | **U.S.** | | **Int'l.** | | U.S. | | Int'l. |
| Projected benefit obligations | **$** | **1,322** | **$** | **828** | $ | 1,957 | $ | 1,097 |
| Accumulated benefit obligations | | **1,135** | | **671** | | 1,665 | | 883 |
| Fair value of plan assets | | **—** | | **3** | | 55 | | 2 |

The components of net periodic benefit cost and amounts recognized in the Consolidated Statement of Comprehensive Income for 2022, 2021 and 2020 are shown in the table below:

| | Pension Benefits | | | | | | Other Benefits | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2022 | | 2021 | | 2020 | | | | |
| | **U.S.** | **Int'l.** | U.S. | Int'l. | U.S. | Int'l. | **2022** | 2021 | 2020 |
| Net Periodic Benefit Cost | | | | | | | | | |
| Service cost | **$ 432** | **$ 83** | $ 450 | $ 123 | $ 497 | $ 130 | **$ 43** | $ 43 | $ 38 |
| Interest cost | **318** | **137** | 235 | 137 | 353 | 175 | **60** | 53 | 71 |
| Expected return on plan assets | **(624)** | **(176)** | (596) | (171) | (650) | (209) | **—** | — | — |
| Amortization of prior service costs (credits) | **2** | **6** | 2 | 8 | 2 | 10 | **(27)** | (27) | (28) |
| Recognized actuarial losses | **218** | **15** | 309 | 46 | 385 | 45 | **13** | 16 | 3 |
| Settlement losses | **363** | **(6)** | 672 | 7 | 620 | 37 | **—** | — | — |
| Curtailment losses (gains) | **—** | **(5)** | — | (1) | 92 | 2 | **—** | — | (27) |
| **Total net periodic benefit cost** | **709** | **54** | 1,072 | 149 | 1,299 | 190 | **89** | 85 | 57 |
| Changes Recognized in Comprehensive Income | | | | | | | | | |
| Net actuarial (gain) loss during period | **(279)** | **(257)** | (725) | (408) | 1,584 | 230 | **(514)** | (111) | 190 |
| Amortization of actuarial loss | **(581)** | **(5)** | (981) | (73) | (1,005) | (98) | **(13)** | (15) | (4) |
| Prior service (credits) costs during period | **40** | **38** | — | — | — | — | **18** | — | — |
| Amortization of prior service (costs) credits | **(2)** | **(6)** | (2) | (11) | (2) | (17) | **27** | 27 | 42 |
| **Total changes recognized in other comprehensive income** | **(822)** | **(230)** | (1,708) | (492) | 577 | 115 | **(482)** | (99) | 228 |
| **Recognized in Net Periodic Benefit Cost and Other Comprehensive Income** | **$ (113)** | **$ (176)** | $ (636) | $ (343) | $ 1,876 | $ 305 | **$ (393)** | $ (14) | $ 285 |

***Assumptions*** The following weighted-average assumptions were used to determine benefit obligations and net periodic benefit costs for years ended December 31:

| | Pension Benefits | | | | | | Other Benefits | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2022 | | 2021 | | 2020 | | | | |
| | **U.S.** | **Int'l.** | U.S. | Int'l. | U.S. | Int'l. | **2022** | 2021 | 2020 |
| Assumptions used to determine benefit obligations: | | | | | | | | | |
| Discount rate | **5.2 %** | **5.8 %** | 2.8 % | 2.8 % | 2.4 % | 2.4 % | **5.3 %** | 2.9 % | 2.6 % |
| Rate of compensation increase | **4.5 %** | **4.2 %** | 4.5 % | 4.1 % | 4.5 % | 4.0 % | **N/A** | N/A | N/A |
| Assumptions used to determine net periodic benefit cost: | | | | | | | | | |
| Discount rate for service cost | **3.6 %** | **2.8 %** | 3.0 % | 2.4 % | 3.3 % | 3.2 % | **3.1 %** | 3.0 % | 3.5 % |
| Discount rate for interest cost | **2.8 %** | **2.8 %** | 1.9 % | 2.4 % | 2.6 % | 3.2 % | **2.4 %** | 2.1 % | 3.0 % |
| Expected return on plan assets | **6.6 %** | **3.9 %** | 6.5 % | 3.5 % | 6.5 % | 4.5 % | **N/A** | N/A | N/A |
| Rate of compensation increase | **4.5 %** | **4.1 %** | 4.5 % | 4.0 % | 4.5 % | 4.0 % | **N/A** | N/A | N/A |

***Expected Return on Plan Assets*** The company's estimated long-term rates of return on pension assets are driven primarily by actual historical asset-class returns, an assessment of expected future performance, advice from external actuarial firms and the incorporation of specific asset-class risk factors. Asset allocations are periodically updated using pension plan asset/liability studies, and the company's estimated long-term rates of return are consistent with these studies. For 2022, the company used an expected long-term rate of return of 6.6 percent for U.S. pension plan assets, which account for 67 percent of the company's pension plan assets.

The market-related value of assets of the main U.S. pension plan used in the determination of pension expense was based on the market values in the three months preceding the year-end measurement date. Management considers the three-month time period long enough to minimize the effects of distortions from day-to-day market volatility and still be contemporaneous to the end of the year. For other plans, market value of assets as of year-end is used in calculating the pension expense.

Millions of dollars, except per-share amounts

***Discount Rate*** The discount rate assumptions used to determine the U.S. and international pension and OPEB plan obligations and expense reflect the rate at which benefits could be effectively settled, and are equal to the equivalent single rate resulting from yield curve analysis. This analysis considered the projected benefit payments specific to the company's plans and the yields on high-quality bonds. The projected cash flows were discounted to the valuation date using the yield curve for the main U.S. pension and OPEB plans. The effective discount rates derived from this analysis were 5.2 percent, 2.8 percent, and 2.4 percent for 2022, 2021, and 2020, respectively, for both the main U.S. pension and OPEB plans.

***Other Benefit Assumptions*** For the measurement of accumulated postretirement benefit obligation at December 31, 2022, for the main U.S. OPEB plan, the assumed health care cost-trend rates start with 6.6 percent in 2023 and gradually decline to 4.5 percent for 2032 and beyond. For this measurement at December 31, 2021, the assumed health care cost-trend rates started with 6.2 percent in 2022 and gradually declined to 4.5 percent for 2031 and beyond.

### *Plan Assets and Investment Strategy*

The fair value measurements of the company's pension plans for 2022 and 2021 are as follows:

| | U.S. | | | | | Int'l. | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Total | Level 1 | Level 2 | Level 3 | NAV | Total | Level 1 | Level 2 | Level 3 | NAV |
| At December 31, 2021 | | | | | | | | | | |
| Equities | | | | | | | | | | |
| U.S.[1] | $ 1,677 | $ 1,677 | $ — | $ — | $ — | $ 491 | $ 491 | $ — | $ — | $ — |
| International | 1,285 | 1,284 | — | 1 | — | 356 | 355 | — | 1 | — |
| Collective Trusts/Mutual Funds[2] | 2,541 | 32 | — | — | 2,509 | 134 | 6 | — | — | 128 |
| Fixed Income | | | | | | | | | | |
| Government | 215 | — | 215 | — | — | 229 | 135 | 94 | — | — |
| Corporate | 660 | — | 660 | — | — | 532 | 2 | 530 | — | — |
| Bank Loans | 137 | — | 136 | 1 | — | — | — | — | — | — |
| Mortgage/Asset Backed | 1 | — | 1 | — | — | 4 | — | 4 | — | — |
| Collective Trusts/Mutual Funds[2] | 1,907 | 13 | — | — | 1,894 | 2,388 | 1 | — | — | 2,387 |
| Mixed Funds[3] | — | — | — | — | — | 99 | 12 | 87 | — | — |
| Real Estate[4] | 1,172 | — | — | — | 1,172 | 312 | — | — | 42 | 270 |
| Alternative Investments | — | — | — | — | — | — | — | — | — | — |
| Cash and Cash Equivalents | 264 | 263 | 1 | — | — | 161 | 89 | 3 | — | 69 |
| Other[5] | 60 | (1) | 14 | 46 | 1 | 244 | — | 17 | 113 | 114 |
| **Total at December 31, 2021** | $ 9,919 | $ 3,268 | $ 1,027 | $ 48 | $ 5,576 | $ 4,950 | $ 1,091 | $ 735 | $ 156 | $ 2,968 |
| **At December 31, 2022** | | | | | | | | | | |
| Equities | | | | | | | | | | |
| U.S.[1] | **$ 1,358** | **$ 1,358** | **$ —** | **$ —** | **$ —** | **$ 164** | **$ 164** | **$ —** | **$ —** | **$ —** |
| International | **946** | **946** | **—** | **—** | **—** | **120** | **120** | **—** | **—** | **—** |
| Collective Trusts/Mutual Funds[2] | **1,695** | **4** | **—** | **—** | **1,691** | **87** | **6** | **—** | **—** | **81** |
| Fixed Income | | | | | | | | | | |
| Government | **110** | **—** | **110** | **—** | **—** | **185** | **127** | **58** | **—** | **—** |
| Corporate | **680** | **—** | **680** | **—** | **—** | **343** | **15** | **328** | **—** | **—** |
| Bank Loans | **45** | **—** | **45** | **—** | **—** | **—** | **—** | **—** | **—** | **—** |
| Mortgage/Asset Backed | **1** | **—** | **1** | **—** | **—** | **4** | **—** | **4** | **—** | **—** |
| Collective Trusts/Mutual Funds[2] | **1,616** | **—** | **—** | **—** | **1,616** | **1,750** | **—** | **—** | **—** | **1,750** |
| Mixed Funds[3] | **—** | **—** | **—** | **—** | **—** | **87** | **14** | **73** | **—** | **—** |
| Real Estate[4] | **1,184** | **—** | **—** | **—** | **1,184** | **198** | **—** | **—** | **38** | **160** |
| Alternative Investments | **—** | **—** | **—** | **—** | **—** | **—** | **—** | **—** | **—** | **—** |
| Cash and Cash Equivalents | **200** | **25** | **—** | **—** | **175** | **80** | **69** | **2** | **—** | **9** |
| Other[5] | **107** | **37** | **15** | **54** | **1** | **268** | **—** | **18** | **85** | **165** |
| **Total at December 31, 2022** | **$ 7,942** | **$ 2,370** | **$ 851** | **$ 54** | **$ 4,667** | **$ 3,286** | **$ 515** | **$ 483** | **$ 123** | **$ 2,165** |

1 U.S. equities include investments in the company's common stock in the amount of $0 at December 31, 2022, and $0 at December 31, 2021.
2 Collective Trusts/Mutual Funds for U.S. plans are entirely index funds; for International plans, they are mostly unit trust and index funds.
3 Mixed funds are composed of funds that invest in both equity and fixed-income instruments in order to diversify and lower risk.
4 The year-end valuations of the U.S. real estate assets are based on third-party appraisals that occur at least once a year for each property in the portfolio.
5 The "Other" asset class includes net payables for securities purchased but not yet settled (Level 1); dividends and interest- and tax-related receivables (Level 2); insurance contracts (Level 3); and investments in private-equity limited partnerships (NAV).

Millions of dollars, except per-share amounts

The effects of fair value measurements using significant unobservable inputs on changes in Level 3 plan assets are outlined below:

| | Equity | Fixed Income | | | | |
|---|---|---|---|---|---|---|
| | International | Corporate | Bank Loans | Real Estate | Other | Total |
| **Total at December 31, 2020** | $ 1 | $ — | $ 2 | $ 45 | $ 45 | $ 93 |
| Actual Return on Plan Assets: | | | | | | |
| Assets held at the reporting date | — | — | — | — | 4 | 4 |
| Assets sold during the period | — | — | — | (3) | — | (3) |
| Purchases, Sales and Settlements | — | — | (2) | — | 4 | 2 |
| Transfers in and/or out of Level 3 | — | — | — | — | 108 | 108 |
| **Total at December 31, 2021** | $ 1 | $ — | $ — | $ 42 | $ 161 | $ 204 |
| Actual Return on Plan Assets: | | | | | | |
| Assets held at the reporting date | **(1)** | **—** | **—** | **—** | **(18)** | **(19)** |
| Assets sold during the period | **—** | **—** | **—** | **(4)** | **—** | **(4)** |
| Purchases, Sales and Settlements | **—** | **—** | **—** | **—** | **(4)** | **(4)** |
| Transfers in and/or out of Level 3 | **—** | **—** | **—** | **—** | **—** | **—** |
| **Total at December 31, 2022** | **$ —** | **$ —** | **$ —** | **$ 38** | **$ 139** | **$ 177** |

The primary investment objectives of the pension plans are to achieve the highest rate of total return within prudent levels of risk and liquidity, to diversify and mitigate potential downside risk associated with the investments, and to provide adequate liquidity for benefit payments and portfolio management.

The company's U.S. and U.K. pension plans comprise 94 percent of the total pension assets. Both the U.S. and U.K. plans have an Investment Committee that regularly meets during the year to review the asset holdings and their returns. To assess the plans' investment performance, long-term asset allocation policy benchmarks have been established.

For the primary U.S. pension plan, the company's Investment Committee has established the following approved asset allocation ranges: Equities 35–65 percent, Fixed Income 25–45 percent, Real Estate 5–25 percent, Alternative Investments 0–5 percent and Cash 0–15 percent. For the U.K. pension plan, the U.K. Board of Trustees has established the following asset allocation guidelines: Equities 5–15 percent, Fixed Income 35–45 percent, Real Estate 5–15 percent, and Cash 0–5 percent. The other significant international pension plans also have established maximum and minimum asset allocation ranges that vary by plan. Actual asset allocation within approved ranges is based on a variety of factors, including market conditions and illiquidity constraints. To mitigate concentration and other risks, assets are invested across multiple asset classes with active investment managers and passive index funds.

The company does not prefund its OPEB obligations.

***Cash Contributions and Benefit Payments*** In 2022, the company contributed $1,164 and $158 to its U.S. and international pension plans, respectively. In 2023, the company expects contributions to be approximately $1,000 to its U.S. plans and $100 to its international pension plans. Actual contribution amounts are dependent upon investment returns, changes in pension obligations, regulatory environments, tax law changes and other economic factors. Additional funding may ultimately be required if investment returns are insufficient to offset increases in plan obligations.

The company anticipates paying OPEB benefits of approximately $150 in 2023; $158 was paid in 2022.

The following benefit payments, which include estimated future service, are expected to be paid by the company in the next 10 years:

| | Pension Benefits | | Other |
|---|---|---|---|
| | U.S. | Int'l. | Benefits |
| 2023 | $ 903 | $ 203 | $ 152 |
| 2024 | 846 | 206 | 150 |
| 2025 | 854 | 214 | 148 |
| 2026 | 850 | 227 | 146 |
| 2027 | 840 | 236 | 145 |
| 2028-2031 | 4,066 | 1,306 | 708 |

***Employee Savings Investment Plan*** Eligible employees of Chevron and certain of its subsidiaries participate in the Chevron Employee Savings Investment Plan (ESIP). Compensation expense for the ESIP totaled $283, $252 and $281 in 2022, 2021 and 2020, respectively.

Millions of dollars, except per-share amounts

***Benefit Plan Trusts*** Prior to its acquisition by Chevron, Texaco established a benefit plan trust for funding obligations under some of its benefit plans. At year-end 2022, the trust contained 14.2 million shares of Chevron treasury stock. The trust will sell the shares or use the dividends from the shares to pay benefits only to the extent that the company does not pay such benefits. The company intends to continue to pay its obligations under the benefit plans. The trustee will vote the shares held in the trust as instructed by the trust's beneficiaries. The shares held in the trust are not considered outstanding for earnings-per-share purposes until distributed or sold by the trust in payment of benefit obligations.

Prior to its acquisition by Chevron, Unocal established various grantor trusts to fund obligations under some of its benefit plans, including the deferred compensation and supplemental retirement plans. At December 31, 2022 and 2021, trust assets of $35 and $36, respectively, were invested primarily in interest-earning accounts.

***Employee Incentive Plans*** The Chevron Incentive Plan is an annual cash bonus plan for eligible employees that links awards to corporate, business unit and individual performance in the prior year. Charges to expense for cash bonuses were $1,169, $1,165 and $462 in 2022, 2021 and 2020, respectively. Chevron also has the LTIP for officers and other regular salaried employees of the company and its subsidiaries who hold positions of significant responsibility. Awards under the LTIP consist of stock options and other share-based compensation that are described in Note 22 Stock Options and Other Share-Based Compensation.

## Note 24

### Other Contingencies and Commitments

***Income Taxes*** The company calculates its income tax expense and liabilities quarterly. These liabilities generally are subject to audit and are not finalized with the individual taxing authorities until several years after the end of the annual period for which income taxes have been calculated. Refer to Note 17 Taxes for a discussion of the periods for which tax returns have been audited for the company's major tax jurisdictions and a discussion for all tax jurisdictions of the differences between the amount of tax benefits recognized in the financial statements and the amount taken or expected to be taken in a tax return.

Settlement of open tax years, as well as other tax issues in countries where the company conducts its businesses, are not expected to have a material effect on the consolidated financial position or liquidity of the company and, in the opinion of management, adequate provisions have been made for all years under examination or subject to future examination.

***Guarantees*** The company has one guarantee to an equity affiliate totaling $175. This guarantee is associated with certain payments under a terminal use agreement entered into by an equity affiliate. Over the approximate 5-year remaining term of this guarantee, the maximum guarantee amount will be reduced as certain fees are paid by the affiliate. There are numerous cross-indemnity agreements with the affiliate and the other partners to permit recovery of amounts paid under the guarantee. Chevron has recorded no liability for this guarantee.

***Indemnifications*** The company often includes standard indemnification provisions in its arrangements with its partners, suppliers and vendors in the ordinary course of business, the terms of which range in duration and sometimes are not limited. The company may be obligated to indemnify such parties for losses or claims suffered or incurred in connection with its service or other claims made against such parties.

***Long-Term Unconditional Purchase Obligations and Commitments, Including Throughput and Take-or-Pay Agreements*** The company and its subsidiaries have certain contingent liabilities with respect to long-term unconditional purchase obligations and commitments, including throughput and take-or-pay agreements, some of which may relate to suppliers' financing arrangements. The agreements typically provide goods and services, such as pipeline and storage capacity, utilities, and petroleum products, to be used or sold in the ordinary course of the company's business. The aggregate amounts of required payments under throughput and take-or-pay agreements are: 2023 – $897; 2024 – $959; 2025 – $941; 2026 – $1,002; 2027 – $1,053 ; after 2027 – $6,489. The aggregate amount of required payments for other unconditional purchase obligations are: 2023 – $349; 2024 – $425; 2025 – $322; 2026 – $358; 2027 – $311; after 2027 – $1,233. A portion of these commitments may ultimately be shared with project partners. Total payments under the agreements were $1,866 in 2022, $861 in 2021 and $514 in 2020.

***Environmental*** The company is subject to loss contingencies pursuant to laws, regulations, private claims and legal proceedings related to environmental matters that are subject to legal settlements or that in the future may require the company to take action to correct or ameliorate the effects on the environment of prior release of chemicals or petroleum substances by the company or other parties. Such contingencies may exist for various operating, closed and divested sites,

Millions of dollars, except per-share amounts

including, but not limited to, U.S. federal Superfund sites and analogous sites under state laws, refineries, chemical plants, marketing facilities, crude oil fields, and mining sites.

Although the company has provided for known environmental obligations that are probable and reasonably estimable, it is likely that the company will continue to incur additional liabilities. The amount of additional future costs are not fully determinable due to such factors as the unknown magnitude of possible contamination, the unknown timing and extent of the corrective actions that may be required, the determination of the company's liability in proportion to other responsible parties, and the extent to which such costs are recoverable from third parties. These future costs may be material to results of operations in the period in which they are recognized, but the company does not expect these costs will have a material effect on its consolidated financial position or liquidity.

Chevron's environmental reserve as of December 31, 2022, was $868. Included in this balance was $218 related to remediation activities at approximately 143 sites for which the company had been identified as a potentially responsible party under the provisions of the U.S. federal Superfund law or analogous state laws which provide for joint and several liability for all responsible parties. Any future actions by regulatory agencies to require Chevron to assume other potentially responsible parties' costs at designated hazardous waste sites are not expected to have a material effect on the company's results of operations, consolidated financial position or liquidity.

Of the remaining year-end 2022 environmental reserves balance of $650, $384 is related to the company's U.S. downstream operations, $44 to its international downstream operations, and $222 to its upstream operations. Liabilities at all sites were primarily associated with the company's plans and activities to remediate soil or groundwater contamination or both.

The company manages environmental liabilities under specific sets of regulatory requirements, which in the United States include the Resource Conservation and Recovery Act and various state and local regulations. No single remediation site at year-end 2022 had a recorded liability that was material to the company's results of operations, consolidated financial position or liquidity.

Refer to Note 25 Asset Retirement Obligations for a discussion of the company's asset retirement obligations.

***Other Contingencies*** Chevron receives claims from and submits claims to customers; trading partners; joint venture partners; U.S. federal, state and local regulatory bodies; governments; contractors; insurers; suppliers; and individuals. The amounts of these claims, individually and in the aggregate, may be significant and take lengthy periods to resolve, and may result in gains or losses in future periods.

The company and its affiliates also continue to review and analyze their operations and may close, retire, sell, exchange, acquire or restructure assets to achieve operational or strategic benefits and to improve competitiveness and profitability. These activities, individually or together, may result in significant gains or losses in future periods.

## Note 25

### Asset Retirement Obligations

The company records the fair value of a liability for an asset retirement obligation (ARO) both as an asset and a liability when there is a legal obligation associated with the retirement of a tangible long-lived asset and the liability can be reasonably estimated. The legal obligation to perform the asset retirement activity is unconditional, even though uncertainty may exist about the timing and/or method of settlement that may be beyond the company's control. This uncertainty about the timing and/or method of settlement is factored into the measurement of the liability when sufficient information exists to reasonably estimate fair value. Recognition of the ARO includes: (1) the present value of a liability and offsetting asset, (2) the subsequent accretion of that liability and depreciation of the asset, and (3) the periodic review of the ARO liability estimates and discount rates.

AROs are primarily recorded for the company's crude oil and natural gas producing assets. No significant AROs associated with any legal obligations to retire downstream long-lived assets have been recognized, as indeterminate settlement dates for the asset retirements prevent estimation of the fair value of the associated ARO. The company performs periodic reviews of its downstream long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.

Millions of dollars, except per-share amounts

The following table indicates the changes to the company's before-tax asset retirement obligations in 2022, 2021 and 2020:

| | | **2022** | | 2021 | | 2020 |
|---|---|---|---|---|---|---|
| Balance at January 1 | **$** | **12,808** | $ | 13,616 | $ | 12,832 |
| Liabilities assumed in the Noble acquisition | | **—** | | — | | 630 |
| Liabilities incurred | | **9** | | 31 | | 10 |
| Liabilities settled | | **(1,281)** | | (1,887) | | (1,661) |
| Accretion expense | | **560** | | 616 | | 560 |
| Revisions in estimated cash flows | | **605** | | 432 | | 1,245 |
| **Balance at December 31** | **$** | **12,701** | $ | 12,808 | $ | 13,616 |

In the table above, the amount associated with "Revisions in estimated cash flows" in 2021 primarily reflects increased cost estimates and scope changes to decommission wells, equipment and facilities. The long-term portion of the $12,701 balance at the end of 2022 was $11,419.

## Note 26

### Revenue

Revenue from contracts with customers is presented in "Sales and other operating revenues" along with some activity that is accounted for outside the scope of Accounting Standard Codification (ASC) 606, which is not material to this line, on the Consolidated Statement of Income. Purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another (including buy/sell arrangements) are combined and recorded on a net basis and reported in "Purchased crude oil and products" on the Consolidated Statement of Income. Refer to Note 14 Operating Segments and Geographic Data for additional information on the company's segmentation of revenue.

Receivables related to revenue from contracts with customers are included in "Accounts and notes receivable, net" on the Consolidated Balance Sheet, net of the allowance for doubtful accounts. The net balance of these receivables was $14,219 and $12,877 at December 31, 2022 and 2021, respectively. Other items included in "Accounts and notes receivable, net" represent amounts due from partners for their share of joint venture operating and project costs and amounts due from others, primarily related to derivatives, leases, buy/sell arrangements and product exchanges, which are accounted for outside the scope of ASC 606.

Contract assets and related costs are reflected in "Prepaid expenses and other current assets" and contract liabilities are reflected in "Accrued liabilities" and "Deferred credits and other noncurrent obligations" on the Consolidated Balance Sheet. Amounts for these items are not material to the company's financial position.

## Note 27

### Other Financial Information

Earnings in 2022 included after-tax gains of approximately $390 relating to the sale of certain properties. Of this amount, approximately $90 and $300 related to downstream and upstream, respectively. Earnings in 2021 included after-tax gains of approximately $785 relating to the sale of certain properties, of which approximately $30 and $755 related to downstream and upstream assets, respectively. Earnings in 2020 included after-tax gains of approximately $765 relating to the sale of certain properties, of which approximately $30 and $735 related to downstream and upstream assets, respectively.

Earnings in 2022 included after-tax charges of approximately $1,075 for impairments and other asset write-offs and $600 for an early contract termination in upstream, and $271 for pension settlement costs. Earnings in 2021 included after-tax charges of approximately $519 for pension settlement costs, $260 for early retirement of debt, $120 relating to upstream remediation and $110 relating to downstream legal reserves. Earnings in 2020 included after-tax charges of approximately $4,800 for impairments and other asset write-offs related to upstream.

Millions of dollars, except per-share amounts

Other financial information is as follows:

| | Year ended December 31 | | |
|---|---|---|---|
| | **2022** | 2021 | 2020 |
| Total financing interest and debt costs | **$ 630** | $ 775 | $ 735 |
| Less: Capitalized interest | **114** | 63 | 38 |
| Interest and debt expense | **$ 516** | $ 712 | $ 697 |
| Research and development expenses | **$ 268** | $ 268 | $ 435 |
| Excess of replacement cost over the carrying value of inventories (LIFO method) | **$ 9,061** | $ 5,588 | $ 2,749 |
| LIFO profits (losses) on inventory drawdowns included in earnings | **$ 122** | $ 35 | $ (147) |
| Foreign currency effects* | **$ 669** | $ 306 | $ (645) |

* Includes $253, $180 and $(152) in 2022, 2021 and 2020, respectively, for the company's share of equity affiliates' foreign currency effects.

The company has $4,722 in goodwill on the Consolidated Balance Sheet, of which $4,370 is in the upstream segment primarily related to the 2005 acquisition of Unocal and $352 is in the downstream segment. The company tested this goodwill for impairment during 2022, and no impairment was required.

## Note 28

### Financial Instruments - Credit Losses

Chevron's expected credit loss allowance balance was $1.0 billion as of December 31, 2022 and $745 million as of December 31, 2021, with a majority of the allowance relating to non-trade receivable balances.

The majority of the company's receivable balance is concentrated in trade receivables, with a balance of $18.2 billion as of December 31, 2022, which reflects the company's diversified sources of revenues and is dispersed across the company's broad worldwide customer base. As a result, the company believes the concentration of credit risk is limited. The company routinely assesses the financial strength of its customers. When the financial strength of a customer is not considered sufficient, alternative risk mitigation measures may be deployed, including requiring prepayments, letters of credit or other acceptable forms of collateral. Once credit is extended and a receivable balance exists, the company applies a quantitative calculation to current trade receivable balances that reflects credit risk predictive analysis, including probability of default and loss given default, which takes into consideration current and forward-looking market data as well as the company's historical loss data. This statistical approach becomes the basis of the company's expected credit loss allowance for current trade receivables with payment terms that are typically short-term in nature, with most due in less than 90 days.

Chevron's non-trade receivable balance was $4.3 billion as of December 31, 2022, which includes receivables from certain governments in their capacity as joint venture partners. Joint venture partner balances that are paid as per contract terms or not yet due are subject to the statistical analysis described above while past due balances are subject to additional qualitative management quarterly review. This management review includes review of reasonable and supportable repayment forecasts. Non-trade receivables also include employee and tax receivables that are deemed immaterial and low risk. Loans to equity affiliates and non-equity investees are also considered non-trade and associated allowances of $560 million are included within "Investments and Advances" on the Consolidated Balance Sheet at both December 31, 2022 and December 31, 2021.

## Note 29

### Acquisition of Renewable Energy Group, Inc.

On June 13, 2022, the company acquired Renewable Energy Group, Inc. (REG), an independent company focused on converting natural fats, oils and greases into advanced biofuels. REG utilizes a global integrated production, procurement, distribution and logistics network to operate 11 biorefineries in the U.S. and Europe. Ten biorefineries produce biodiesel and one produces renewable diesel. The acquisition combines REG's growing renewable fuels production and leading feedstock capabilities with Chevron's large manufacturing, distribution and commercial marketing position.

Chevron acquired outstanding shares of REG in an all-cash transaction valued at $3.15 billion, or $61.50 per share. As part of the transaction, the company recognized long-term debt and finance leases with a fair value of $590 million.

The acquisition was accounted for as a business combination under ASC 805, which requires assets acquired and liabilities assumed to be measured at their acquisition date fair values. Provisional fair value measurements were made for acquired assets and liabilities, and adjustments to those measurements may be made in subsequent periods, up to one year from the acquisition date, as information necessary to complete the analysis is obtained. Tangible and intangible assets were valued using a combination of replacement cost approach and discounted cash flows that incorporated internally generated price assumptions and production profiles together with appropriate operating and capital cost assumptions. Debt assumed in the

acquisition was valued based on observable market prices for REG's debt. As a result of measuring the assets acquired and the liabilities assumed at fair value, the company recognized $293 million of goodwill.

The following table summarizes the values assigned to assets acquired and liabilities assumed:

|  | | At June 13, 2022 |
|---|---|---|
|  | | (Millions of dollars) |
| Current assets | $ | 1,584 |
| Properties, plant and equipment | | 1,778 |
| Deferred tax | | 92 |
| Other assets | | 374 |
| **Total assets acquired** | | **3,828** |
| Current liabilities | | 301 |
| Long-term debt and finance leases | | 590 |
| Other liabilities | | 75 |
| **Total liabilities assumed** | | **966** |
| **Net assets acquired** | $ | **2,862** |
| Goodwill | | 293 |
| **Purchase Price** | $ | **3,155** |

Pro forma financial information is not disclosed as the acquisition was deemed not to have a material impact on the company's results of operations.

In accordance with FASB and SEC disclosure requirements for oil and gas producing activities, this section provides supplemental information on oil and gas exploration and producing activities of the company in seven separate tables. Tables I through IV provide historical cost information pertaining to costs incurred in exploration, property acquisitions and development; capitalized costs; and results of operations. Tables V through VII present information on the company's estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to

### Table I - Costs Incurred in Exploration, Property Acquisitions and Development[1]

| Millions of dollars | U.S. | Other Americas | Africa | Asia | Australia | Europe | Total | TCO | Other |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | **Consolidated Companies** | **Affiliated Companies** | |
| **Year Ended December 31, 2022** | | | | | | | | | |
| Exploration | | | | | | | | | |
| Wells | $ 239 | $ 84 | $ 78 | $ 34 | $ 4 | $ — | $ 439 | $ — | $ — |
| Geological and geophysical | 98 | 28 | 110 | — | 1 | — | 237 | — | — |
| Other | 53 | 72 | 75 | 30 | 27 | 2 | 259 | — | — |
| Total exploration | 390 | 184 | 263 | 64 | 32 | 2 | 935 | — | — |
| Property acquisitions[2] | | | | | | | | | |
| Proved - Other | 18 | — | 63 | 13 | — | — | 94 | — | — |
| Unproved - Other | 104 | 78 | 73 | — | — | — | 255 | — | — |
| Total property acquisitions | 122 | 78 | 136 | 13 | — | — | 349 | — | — |
| Development[3] | 6,221 | 863 | 21 | 649 | 719 | 35 | 8,508 | 2,429 | 34 |
| **Total Costs Incurred[4]** | $ 6,733 | $ 1,125 | $ 420 | $ 726 | $ 751 | $ 37 | $ 9,792 | $ 2,429 | $ 34 |
| **Year Ended December 31, 2021** | | | | | | | | | |
| Exploration | | | | | | | | | |
| Wells | $ 184 | $ 31 | $ 5 | $ 36 | $ — | $ — | 256 | $ — | $ — |
| Geological and geophysical | 67 | 58 | 40 | — | 22 | — | 187 | — | — |
| Other | 80 | 80 | 39 | 14 | 25 | 1 | 239 | — | — |
| Total exploration | 331 | 169 | 84 | 50 | 47 | 1 | 682 | — | — |
| Property acquisitions[2] | | | | | | | | | |
| Proved - Other | 98 | — | 15 | 53 | — | — | 166 | — | — |
| Unproved - Other | 13 | 16 | — | — | — | — | 29 | — | — |
| Total property acquisitions | 111 | 16 | 15 | 53 | — | — | 195 | — | — |
| Development[3] | 4,360 | 640 | 383 | 545 | 526 | 44 | 6,498 | 2,442 | 27 |
| **Total Costs Incurred[4]** | $ 4,802 | $ 825 | $ 482 | $ 648 | $ 573 | $ 45 | $ 7,375 | $ 2,442 | $ 27 |
| **Year Ended December 31, 2020** | | | | | | | | | |
| Exploration | | | | | | | | | |
| Wells | $ 190 | $ 181 | $ 1 | $ 8 | $ 1 | $ — | 381 | $ — | $ — |
| Geological and geophysical | 83 | 29 | 58 | 3 | 12 | — | 185 | — | — |
| Other | 125 | 77 | 42 | 22 | 39 | 2 | 307 | — | — |
| Total exploration | 398 | 287 | 101 | 33 | 52 | 2 | 873 | — | — |
| Property acquisitions[2] | | | | | | | | | |
| Proved - Noble | 3,463 | — | 438 | 7,945 | — | — | 11,846 | — | — |
| Proved - Other | 23 | — | 2 | 56 | — | — | 81 | — | — |
| Unproved - Noble | 2,845 | 2 | 113 | 129 | — | — | 3,089 | — | — |
| Unproved - Other | 35 | — | 10 | — | — | — | 45 | — | — |
| Total property acquisitions | 6,366 | 2 | 563 | 8,130 | — | — | 15,061 | — | — |
| Development[3] | 4,622 | 740 | 386 | 1,034 | 753 | 37 | 7,572 | 2,998 | 81 |
| **Total Costs Incurred[4]** | $ 11,386 | $ 1,029 | $ 1,050 | $ 9,197 | $ 805 | $ 39 | $ 23,506 | $ 2,998 | $ 81 |

1 Includes costs incurred whether capitalized or expensed. Excludes general support equipment expenditures. Includes capitalized amounts related to asset retirement obligations. See Note 25 Asset Retirement Obligations.

2 Includes wells, equipment and facilities associated with proved reserves. Does not include properties acquired in nonmonetary transactions.

3 Includes $186, $298 and $897 of costs incurred on major capital projects prior to assignment of proved reserves for consolidated companies in 2022, 2021, and 2020, respectively.

4 Reconciliation of consolidated companies total cost incurred to Upstream Capex - $ billions:

| | 2022 | 2021 | 2020 | |
|---|---|---|---|---|
| Total cost incurred by Consolidated Companies | $ 9.8 | $ 7.4 | $ 23.5 | |
| Noble acquisition | — | — | (14.9) | |
| Expensed exploration costs | (0.5) | (0.4) | (0.5) | (Geological and geophysical and other exploration costs) |
| Non-oil and gas activities | 0.6 | 0.2 | — | (Primarily LNG and transportation activities) |
| ARO reduction/(build) | (0.3) | (0.4) | (0.8) | |
| Upstream Capex | $ 9.6 | $ 6.8 | $ 7.5 | Reference page 46 Upstream Capex |

proved reserves, and changes in estimated discounted future net cash flows. The amounts for consolidated companies are organized by geographic areas including the United States, Other Americas, Africa, Asia, Australia/Oceania and Europe. Amounts for affiliated companies include Chevron's equity interests in Tengizchevroil (TCO) in the Republic of Kazakhstan and in other affiliates, principally in Venezuela and Angola. Refer to Note 15 Investments and Advances for a discussion of the company's major equity affiliates.

### Table II - Capitalized Costs Related to Oil and Gas Producing Activities

| | | | | | | | Consolidated Companies | | Affiliated Companies | |
| | | Other | | | | | | | | |
| Millions of dollars | U.S. | Americas | Africa | Asia | Australia | Europe | Total | | TCO | Other |
|---|---|---|---|---|---|---|---|---|---|---|
| **At December 31, 2022** | | | | | | | | | | |
| Unproved properties | $ 2,541 | $ 2,176 | $ 265 | $ 970 | $ 1,987 | $ — | $ 7,939 | | $ 108 | $ — |
| Proved properties and related producing assets | 83,525 | 22,867 | 46,950 | 31,179 | 22,926 | 2,186 | 209,633 | | 15,793 | 1,552 |
| Support equipment | 2,146 | 194 | 1,543 | 696 | 19,107 | — | 23,686 | | 646 | — |
| Deferred exploratory wells | 43 | 56 | 116 | 40 | 1,119 | 74 | 1,448 | | — | — |
| Other uncompleted projects | 8,213 | 610 | 1,095 | 914 | 1,869 | 30 | 12,731 | | 20,590 | 54 |
| **Gross Capitalized Costs** | 96,468 | 25,903 | 49,969 | 33,799 | 47,008 | 2,290 | 255,437 | | 37,137 | 1,606 |
| Unproved properties valuation | 178 | 1,589 | 146 | 969 | 110 | — | 2,992 | | 74 | — |
| Proved producing properties – Depreciation and depletion | 58,253 | 12,974 | 38,543 | 19,051 | 10,689 | 720 | 140,230 | | 9,441 | 654 |
| Support equipment depreciation | 1,302 | 155 | 1,166 | 500 | 4,644 | — | 7,767 | | 424 | — |
| Accumulated provisions | 59,733 | 14,718 | 39,855 | 20,520 | 15,443 | 720 | 150,989 | | 9,939 | 654 |
| **Net Capitalized Costs** | $ 36,735 | $ 11,185 | $ 10,114 | $ 13,279 | $ 31,565 | $ 1,570 | $ 104,448 | | $ 27,198 | $ 952 |
| **At December 31, 2021** | | | | | | | | | | |
| Unproved properties | $ 3,302 | $ 2,382 | $ 191 | $ 982 | $ 1,987 | $ — | $ 8,844 | | $ 108 | $ — |
| Proved properties and related producing assets | 80,821 | 22,031 | 47,030 | 46,379 | 22,235 | 2,156 | 220,652 | | 14,635 | 1,558 |
| Support equipment | 2,134 | 198 | 1,096 | 906 | 18,918 | — | 23,252 | | 582 | — |
| Deferred exploratory wells | 328 | 121 | 196 | 246 | 1,144 | 74 | 2,109 | | — | — |
| Other uncompleted projects | 6,581 | 431 | 1,096 | 903 | 1,586 | 24 | 10,621 | | 19,382 | 31 |
| **Gross Capitalized Costs** | 93,166 | 25,163 | 49,609 | 49,416 | 45,870 | 2,254 | 265,478 | | 34,707 | 1,589 |
| Unproved properties valuation | 289 | 1,536 | 131 | 855 | 110 | — | 2,921 | | 70 | — |
| Proved producing properties – Depreciation and depletion | 55,064 | 11,745 | 37,657 | 33,300 | 8,920 | 602 | 147,288 | | 8,461 | 514 |
| Support equipment depreciation | 1,681 | 155 | 778 | 623 | 3,724 | — | 6,961 | | 362 | — |
| Accumulated provisions | 57,034 | 13,436 | 38,566 | 34,778 | 12,754 | 602 | 157,170 | | 8,893 | 514 |
| **Net Capitalized Costs** | $ 36,132 | $ 11,727 | $ 11,043 | $ 14,638 | $ 33,116 | $ 1,652 | $ 108,308 | | $ 25,814 | $ 1,075 |
| **At December 31, 2020** | | | | | | | | | | |
| Unproved properties | $ 3,519 | $ 2,438 | $ 188 | $ 984 | $ 1,987 | $ — | $ 9,116 | | $ 108 | $ — |
| Proved properties and related producing assets | 81,573 | 24,108 | 46,637 | 58,086 | 22,321 | 2,117 | 234,842 | | 11,326 | 1,548 |
| Support equipment | 1,882 | 197 | 1,087 | 2,042 | 18,898 | — | 24,106 | | 2,023 | — |
| Deferred exploratory wells | 411 | 142 | 202 | 505 | 1,144 | 108 | 2,512 | | — | — |
| Other uncompleted projects | 5,549 | 582 | 1,030 | 803 | 1,157 | 20 | 9,141 | | 18,806 | 23 |
| **Gross Capitalized Costs** | 92,934 | 27,467 | 49,144 | 62,420 | 45,507 | 2,245 | 279,717 | | 32,263 | 1,571 |
| Unproved properties valuation | 179 | 1,471 | 126 | 856 | 110 | — | 2,742 | | 67 | — |
| Proved producing properties – Depreciation and depletion | 55,839 | 13,141 | 35,899 | 42,354 | 7,541 | 498 | 155,272 | | 6,746 | 493 |
| Support equipment depreciation | 1,002 | 159 | 742 | 1,644 | 2,965 | — | 6,512 | | 1,169 | — |
| Accumulated provisions | 57,020 | 14,771 | 36,767 | 44,854 | 10,616 | 498 | 164,526 | | 7,982 | 493 |
| **Net Capitalized Costs** | $ 35,914 | $ 12,696 | $ 12,377 | $ 17,566 | $ 34,891 | $ 1,747 | $ 115,191 | | $ 24,281 | $ 1,078 |

## Table III - Results of Operations for Oil and Gas Producing Activities[1]

The company's results of operations from oil and gas producing activities for the years 2022, 2021 and 2020 are shown in the following table. Net income (loss) from exploration and production activities as reported on page 76 reflects income taxes computed on an effective rate basis.

Income taxes in Table III are based on statutory tax rates, reflecting allowable deductions and tax credits. Interest income and expense are excluded from the results reported in Table III and from the upstream net income amounts on page 76.

| | | | | | | | Consolidated Companies | Affiliated Companies | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| Millions of dollars | U.S. | Other Americas | Africa | Asia | Australia | Europe | Total | TCO | Other |
| **Year Ended December 31, 2022** | | | | | | | | | |
| Revenues from net production | | | | | | | | | |
| Sales | $ 9,656 | $ 1,172 | $ 2,192 | $ 3,963 | $ 7,302 | $ 564 | $ 24,849 | $ 8,304 | $ 2,080 |
| Transfers | 18,494 | 3,801 | 6,829 | 2,477 | 7,535 | — | 39,136 | — | — |
| Total | 28,150 | 4,973 | 9,021 | 6,440 | 14,837 | 564 | 63,985 | 8,304 | 2,080 |
| Production expenses excluding taxes | (4,752) | (1,071) | (1,515) | (1,316) | (614) | (60) | (9,328) | (485) | (47) |
| Taxes other than on income | (1,286) | (85) | (170) | (52) | (352) | (4) | (1,949) | (933) | — |
| Proved producing properties: | | | | | | | | | |
| Depreciation and depletion | (4,612) | (1,223) | (1,943) | (1,765) | (2,520) | (117) | (12,180) | (964) | (164) |
| Accretion expense[2] | (167) | (22) | (147) | (87) | (77) | (11) | (511) | (6) | (3) |
| Exploration expenses | (402) | (169) | (243) | (92) | (52) | (2) | (960) | — | — |
| Unproved properties valuation | (38) | (250) | (15) | (124) | — | — | (427) | — | — |
| Other income (expense)[3] | 92 | 21 | 300 | 180 | 51 | 105 | 749 | 195 | (27) |
| Results before income taxes | 16,985 | 2,174 | 5,288 | 3,184 | 11,273 | 475 | 39,379 | 6,111 | 1,839 |
| Income tax (expense) benefit | (3,736) | (670) | (3,114) | (1,742) | (3,185) | (193) | (12,640) | (1,835) | 12 |
| **Results of Producing Operations** | $ 13,249 | $ 1,504 | $ 2,174 | $ 1,442 | $ 8,088 | $ 282 | $ 26,739 | $ 4,276 | $ 1,851 |
| **Year Ended December 31, 2021** | | | | | | | | | |
| Revenues from net production | | | | | | | | | |
| Sales | $ 6,708 | $ 888 | $ 1,283 | $ 5,127 | $ 3,725 | $ 371 | $ 18,102 | $ 5,564 | $ 868 |
| Transfers | 12,653 | 3,029 | 5,232 | 3,019 | 3,858 | — | 27,791 | — | — |
| Total | 19,361 | 3,917 | 6,515 | 8,146 | 7,583 | 371 | 45,893 | 5,564 | 868 |
| Production expenses excluding taxes | (4,325) | (974) | (1,414) | (2,156) | (548) | (67) | (9,484) | (487) | (20) |
| Taxes other than on income | (928) | (73) | (88) | (15) | (260) | (4) | (1,368) | (359) | — |
| Proved producing properties: | | | | | | | | | |
| Depreciation and depletion | (5,184) | (1,470) | (1,797) | (3,324) | (2,409) | (105) | (14,289) | (947) | (215) |
| Accretion expense[2] | (197) | (22) | (144) | (113) | (75) | (13) | (564) | (7) | (3) |
| Exploration expenses | (221) | (132) | (83) | (20) | (47) | (35) | (538) | — | — |
| Unproved properties valuation | (43) | (95) | (5) | — | — | — | (143) | — | — |
| Other income (expense)[3] | 990 | (33) | (72) | (124) | 26 | 2 | 789 | 98 | (332) |
| Results before income taxes | 9,453 | 1,118 | 2,912 | 2,394 | 4,270 | 149 | 20,296 | 3,862 | 298 |
| Income tax (expense) benefit | (2,108) | (318) | (1,239) | (1,326) | (1,314) | (38) | (6,343) | (1,161) | 29 |
| **Results of Producing Operations** | $ 7,345 | $ 800 | $ 1,673 | $ 1,068 | $ 2,956 | $ 111 | $ 13,953 | $ 2,701 | $ 327 |

[1] The value of owned production consumed in operations as fuel has been eliminated from revenues and production expenses, and the related volumes have been deducted from net production in calculating the unit average sales price and production cost. This has no effect on the results of producing operations.

[2] Represents accretion of ARO liability. Refer to Note 25 Asset Retirement Obligations.

[3] Includes foreign currency gains and losses, gains and losses on property dispositions and other miscellaneous income and expenses.

## Table III - Results of Operations for Oil and Gas Producing Activities[1], continued

| | | | | | | | Consolidated Companies | Affiliated Companies | |
| | | Other | | | | | | | |
| Millions of dollars | U.S. | Americas | Africa | Asia | Australia | Europe | Total | TCO | Other |
|---|---|---|---|---|---|---|---|---|---|
| **Year Ended December 31, 2020** | | | | | | | | | |
| Revenues from net production | | | | | | | | | |
| Sales | $ 1,665 $ | 505 $ | 473 $ | 5,629 $ | 3,010 $ | 149 $ | 11,431 | $ 3,088 $ | 288 |
| Transfers | 7,711 | 1,683 | 3,378 | 1,092 | 1,830 | — | 15,694 | — | — |
| Total | 9,376 | 2,188 | 3,851 | 6,721 | 4,840 | 149 | 27,125 | 3,088 | 288 |
| Production expenses excluding taxes | (3,933) | (981) | (1,485) | (2,408) | (589) | (64) | (9,460) | (419) | (98) |
| Taxes other than on income | (597) | (62) | (77) | (11) | (121) | (2) | (870) | (190) | (30) |
| Proved producing properties: | | | | | | | | | |
| Depreciation and depletion | (6,482) | (1,221) | (2,323) | (3,466) | (2,192) | (92) | (15,776) | (879) | (146) |
| Accretion expense[2] | (165) | (22) | (136) | (120) | (62) | (10) | (515) | (9) | (6) |
| Exploration expenses | (457) | (314) | (431) | (67) | (231) | (15) | (1,515) | — | 1 |
| Unproved properties valuation | (58) | (215) | (6) | (8) | (1) | — | (288) | — | — |
| Other income (expense)[3] | 51 | (8) | (11) | 1,053 | (2) | (9) | 1,074 | (29) | (2,103) |
| Results before income taxes | (2,265) | (635) | (618) | 1,694 | 1,642 | (43) | (225) | 1,562 | (2,094) |
| Income tax (expense) benefit | 558 | (5) | 888 | (353) | (558) | 12 | 542 | (471) | 161 |
| **Results of Producing Operations** | $ (1,707) $ | (640) $ | 270 $ | 1,341 $ | 1,084 $ | (31) $ | 317 | $ 1,091 $ | (1,933) |

[1]  The value of owned production consumed in operations as fuel has been eliminated from revenues and production expenses, and the related volumes have been deducted from net production in calculating the unit average sales price and production cost. This has no effect on the results of producing operations.
[2]  Represents accretion of ARO liability. Refer to Note 25 Asset Retirement Obligations.
[3]  Includes foreign currency gains and losses, gains and losses on property dispositions and other miscellaneous income and expenses.

## Table IV - Results of Operations for Oil and Gas Producing Activities - Unit Prices and Costs[1]

| | | | | | | | Consolidated Companies | Affiliated Companies | |
| | | Other | | | | | | | |
| | U.S. | Americas | Africa | Asia | Australia | Europe | Total | TCO | Other |
|---|---|---|---|---|---|---|---|---|---|
| **Year Ended December 31, 2022** | | | | | | | | | |
| Average sales prices | | | | | | | | | |
| Crude, per barrel | $ **91.88** $ | **90.04** $ | **100.82** $ | **85.64** $ | **98.00** $ | **102.00** $ | **92.92** | $ **85.71** $ | — |
| Natural gas liquids, per barrel | **33.76** | **34.33** | **35.43** | — | — | — | **34.31** | **20.83** | **65.33** |
| Natural gas, per thousand cubic feet | **5.53** | **5.15** | **9.00** | **4.02** | **15.34** | **27.00** | **8.85** | **0.95** | **29.44** |
| Average production costs, per barrel[2] | **11.10** | **17.00** | **14.43** | **8.49** | **3.79** | **12.00** | **10.16** | **3.85** | **3.36** |
| **Year Ended December 31, 2021** | | | | | | | | | |
| Average sales prices | | | | | | | | | |
| Crude, per barrel | $ 65.16 $ | 62.84 $ | 72.38 $ | 63.71 $ | 71.40 $ | 69.20 $ | 66.14 | $ 58.31 $ | — |
| Natural gas liquids, per barrel | 28.54 | 26.33 | 39.40 | — | 30.00 | — | 29.10 | 27.13 | 66.00 |
| Natural gas, per thousand cubic feet | 3.02 | 3.39 | 2.66 | 4.10 | 8.22 | 12.50 | 5.08 | 0.47 | 9.71 |
| Average production costs, per barrel[2] | 10.45 | 13.91 | 12.40 | 10.52 | 3.65 | 13.40 | 9.90 | 4.09 | 1.25 |
| **Year Ended December 31, 2020** | | | | | | | | | |
| Average sales prices[3] | | | | | | | | | |
| Crude, per barrel | $ 36.28 $ | 35.80 $ | 38.89 $ | 39.77 $ | 37.82 $ | 34.20 $ | 37.41 | $ 25.39 $ | 25.22 |
| Natural gas liquids, per barrel | 9.97 | 11.79 | 20.51 | — | 40.97 | — | 11.11 | 10.58 | 22.52 |
| Natural gas, per thousand cubic feet | 0.96 | 2.20 | 1.61 | 4.30 | 5.42 | 1.07 | 3.68 | 0.54 | 0.61 |
| Average production costs, per barrel[2] | 10.01 | 14.27 | 13.19 | 11.24 | 4.02 | 13.23 | 10.07 | 3.17 | 3.91 |

[1]  The value of owned production consumed in operations as fuel has been eliminated from revenues and production expenses, and the related volumes have been deducted from net production in calculating the unit average sales price and production cost. This has no effect on the results of producing operations.
[2]  Natural gas converted to oil-equivalent gas (OEG) barrels at a rate of 6 MCF = 1 OEG barrel.
[3]  2020 unit prices have been conformed to current presentation. Crude and NGL realizations were previously combined and disclosed as liquids.

**Table V Proved Reserve Quantity Information**[*]
**Summary of Net Oil and Gas Reserves**

| | 2022 | | | | 2021 | | | | 2020 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| *Liquids in Millions of Barrels* | | | | | | | | | | | | |
| *Natural Gas in Billions of Cubic Feet* | Crude Oil Condensate | Synthetic Oil | NGL | Natural Gas | Crude Oil Condensate | Synthetic Oil | NGL | Natural Gas | Crude Oil Condensate | Synthetic Oil | NGL | Natural Gas |
| **Proved Developed** | | | | | | | | | | | | |
| Consolidated Companies | | | | | | | | | | | | |
| U.S. | **1,198** | **—** | **450** | **3,288** | 1,177 | — | 421 | 3,136 | 1,157 | — | 346 | 2,503 |
| Other Americas | **174** | **574** | **7** | **305** | 181 | 471 | 7 | 259 | 168 | 597 | 6 | 222 |
| Africa | **392** | **—** | **72** | **1,734** | 428 | — | 77 | 1,884 | 497 | — | 68 | 1,629 |
| Asia | **235** | **—** | **—** | **6,578** | 270 | — | — | 7,007 | 358 | — | — | 7,864 |
| Australia | **99** | **—** | **3** | **7,898** | 102 | — | 3 | 8,057 | 115 | — | 4 | 8,951 |
| Europe | **26** | **—** | **—** | **9** | 24 | — | — | 8 | 23 | — | — | 8 |
| **Total Consolidated** | **2,124** | **574** | **532** | **19,812** | 2,182 | 471 | 508 | 20,351 | 2,318 | 597 | 424 | 21,177 |
| Affiliated Companies | | | | | | | | | | | | |
| TCO | **515** | **—** | **52** | **895** | 555 | — | 52 | 1,059 | 565 | — | 53 | 1,057 |
| Other | **3** | **—** | **13** | **349** | 3 | — | 13 | 310 | 2 | — | 12 | 322 |
| **Total Consolidated and Affiliated Companies** | **2,642** | **574** | **597** | **21,056** | 2,740 | 471 | 573 | 21,720 | 2,885 | 597 | 489 | 22,556 |
| **Proved Undeveloped** | | | | | | | | | | | | |
| Consolidated Companies | | | | | | | | | | | | |
| U.S. | **875** | **—** | **435** | **3,543** | 887 | — | 391 | 2,749 | 593 | — | 247 | 1,747 |
| Other Americas | **121** | **—** | **10** | **240** | 107 | — | 8 | 196 | 92 | — | 2 | 107 |
| Africa | **62** | **—** | **25** | **756** | 52 | — | 28 | 912 | 57 | — | 36 | 1,208 |
| Asia | **58** | **—** | **—** | **1,959** | 52 | — | — | 466 | 45 | — | — | 319 |
| Australia | **22** | **—** | **—** | **2,444** | 32 | — | — | 3,627 | 26 | — | — | 2,434 |
| Europe | **32** | **—** | **—** | **11** | 38 | — | — | 13 | 38 | — | — | 14 |
| **Total Consolidated** | **1,170** | **—** | **470** | **8,953** | 1,168 | — | 427 | 7,963 | 851 | — | 285 | 5,829 |
| Affiliated Companies | | | | | | | | | | | | |
| TCO | **611** | **—** | **21** | **368** | 695 | — | 32 | 642 | 985 | — | 49 | 961 |
| Other | **—** | **—** | **—** | **487** | 1 | — | 6 | 583 | 1 | — | 5 | 576 |
| **Total Consolidated and Affiliated Companies** | **1,781** | **—** | **491** | **9,808** | 1,864 | — | 465 | 9,188 | 1,837 | — | 339 | 7,366 |
| **Total Proved Reserves** | **4,423** | **574** | **1,088** | **30,864** | 4,604 | 471 | 1,038 | 30,908 | 4,722 | 597 | 828 | 29,922 |

[*] Reserve quantities include natural gas projected to be consumed in operations of 2,737, 2,505 and 2,490 billions of cubic feet and equivalent synthetic oil projected to be consumed in operations of 28, 17 and 21 millions of barrels as of December 31, 2022, 2021 and 2020, respectively.

*Reserves Governance* The company has adopted a comprehensive reserves and resources classification system modeled after a system developed and approved by a number of organizations, including the Society of Petroleum Engineers, the World Petroleum Congress and the American Association of Petroleum Geologists. The company classifies discovered recoverable hydrocarbons into six categories based on their status at the time of reporting – three deemed commercial and three potentially recoverable. Within the commercial classification are proved reserves and two categories of unproved reserves: probable and possible. The potentially recoverable categories are also referred to as contingent resources. For reserves estimates to be classified as proved, they must meet all SEC and company standards.

Proved oil and gas reserves are the estimated quantities that geoscience and engineering data demonstrate with reasonable certainty to be economically producible in the future from known reservoirs under existing economic conditions, operating methods and government regulations. Net proved reserves exclude royalties and interests owned by others and reflect contractual arrangements and royalty obligations in effect at the time of the estimate.

Proved reserves are classified as either developed or undeveloped. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods, or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Proved undeveloped reserves are the quantities expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

Proved reserves are estimated by company asset teams composed of earth scientists and engineers. As part of the internal control process related to reserves estimation, the company maintains a Reserves Advisory Committee (RAC) that is chaired by the Manager of Global Reserves, an organization that is separate from the business units that estimate reserves. The Manager of Global Reserves has more than 30 years of experience working in the oil and gas industry and holds both undergraduate and graduate degrees in geoscience. His experience includes various technical and management roles in providing reserve and resource estimates in support of major capital and exploration projects, and more than 10 years of overseeing oil and gas reserves processes. He has been named a Distinguished Lecturer by the American Association of Petroleum Geologists and is an active member of the American Association of Petroleum Geologists, the SEPM Society of Sedimentary Geologists and the Society of Petroleum Engineers.

All RAC members are degreed professionals, each with more than 10 years of experience in various aspects of reserves estimation relating to reservoir engineering, petroleum engineering, earth science or finance. The members are knowledgeable in SEC guidelines for proved reserves classification and receive annual training on the preparation of reserves estimates.

The RAC has the following primary responsibilities: establish the policies and processes used within the business units to estimate reserves; provide independent reviews and oversight of the business units' recommended reserves estimates and changes; confirm that proved reserves are recognized in accordance with SEC guidelines; determine that reserve quantities are calculated using consistent and appropriate standards, procedures and technology; and maintain the *Chevron Corporation Reserves Manual,* which provides standardized procedures used corporatewide for classifying and reporting hydrocarbon reserves.

During the year, the RAC is represented in meetings with each of the company's business units to review and discuss reserve changes recommended by the various asset teams. Major changes are also reviewed with the company's senior leadership team including the Chief Executive Officer and the Chief Financial Officer. The company's annual reserve activity is also reviewed with the Board of Directors. If major changes to reserves were to occur between the annual reviews, those matters would also be discussed with the Board.

RAC subteams also conduct in-depth reviews during the year of many of the fields that have large proved reserves quantities. These reviews include an examination of the proved reserve records and documentation of their compliance with the *Chevron Corporation Reserves Manual.*

***Technologies Used in Establishing Proved Reserves Additions*** In 2022, additions to Chevron's proved reserves were based on a wide range of geologic and engineering technologies. Information generated from wells, such as well logs, wire line sampling, production and pressure testing, fluid analysis, and core analysis, was integrated with seismic data, regional geologic studies, and information from analogous reservoirs to provide "reasonably certain" proved reserves estimates. Both proprietary and commercially available analytic tools, including reservoir simulation, geologic modeling and seismic processing, have been used in the interpretation of the subsurface data. These technologies have been utilized extensively by the company in the past, and the company believes that they provide a high degree of confidence in establishing reliable and consistent reserves estimates.

***Proved Undeveloped Reserves***

Noteworthy changes in proved undeveloped reserves are shown in the table below and discussed on the following page.

| Proved Undeveloped Reserves *(Millions of BOE)* | 2022 |
|---|---|
| **Quantity at January 1** | **3,860** |
| Revisions | 6 |
| Improved recovery | 15 |
| Extension and discoveries | 632 |
| Purchases | 61 |
| Sales | (10) |
| Transfers to proved developed | (657) |
| **Quantity at December 31** | **3,907** |

In 2022, revisions include an increase of 257 million BOE in Israel, due to new wells and performance revisions in the Leviathan and Tamar fields. This increase was largely offset by decreases of 145 million BOE from the United States primarily from portfolio optimizations in the Midland and Delaware basins, 69 million BOE in Kazakhstan primarily at TCO as higher prices reduced entitlement (Entitlement effects) and changes in operating assumptions reduced estimated undeveloped reserves, and 31 million BOE in Nigeria due to lower expected offtake of natural gas relative to contracted volumes.

In 2022, extensions and discoveries of 578 million BOE in the United States were primarily due to the increase of activity and planned development of new locations in shale and tight assets in the Midland, Delaware and DJ basins. In Other Americas, 34 million BOE of extensions and discoveries were from shale and tight assets in Argentina and Canada.

The difference in 2022 extensions and discoveries of 122 million BOE, between the net quantities of proved reserves of 754 million BOE as reflected on pages 107 to 109 and net quantities of proved undeveloped reserves of 632 million BOE, is primarily due to proved extensions and discoveries that were not recognized as proved undeveloped reserves in the prior year and were recognized directly as proved developed reserves in 2022.

Purchases of 61 million BOE in 2022 are primarily from the acquisition of various properties in the Midland and Delaware basins in the United States.

Transfers to proved developed reserves in 2022 include 309 million BOE in the United States, primarily from the Midland, Delaware and DJ basin developments, 207 million BOE in Australia, and 141 million BOE in Kazakhstan, Angola, Canada, Argentina and other international locations. These transfers are the consequence of development expenditures on completing wells and facilities.

During 2022, investments totaling approximately $7.5 billion in oil and gas producing activities and about $0.1 billion in non-oil and gas producing activities were expended to advance the development of proved undeveloped reserves. The United States accounted for about $3.7 billion primarily related to various development activities in the Midland and Delaware basins and the Gulf of Mexico. In Asia, expenditures during the year totaled approximately $2.6 billion, primarily related to development projects for TCO in Kazakhstan. An additional $0.2 billion were spent on development activities in Australia. In Africa, about $0.5 billion was expended on various offshore development and natural gas projects in Nigeria, Angola and Republic of Congo. Development activities in Canada and other international locations were primarily responsible for about $0.5 billion of expenditures.

Reserves that remain proved undeveloped for five or more years are a result of several factors that affect optimal project development and execution. These factors may include the complex nature of the development project in adverse and remote locations, physical limitations of infrastructure or plant capacities that dictate project timing, compression projects that are pending reservoir pressure declines, and contractual limitations that dictate production levels.

At year-end 2022, the company held approximately 1.3 billion BOE of proved undeveloped reserves that have remained undeveloped for five years or more. The majority of these reserves are in locations where the company has a proven track record of developing major projects. In Australia, approximately 235 million BOE remain undeveloped for five years or more related to the Gorgon and Wheatstone Projects. Further field development to convert the remaining proved undeveloped reserves is scheduled to occur in line with operating constraints, reservoir depletion and infrastructure optimization. In Africa, approximately 167 million BOE have remained undeveloped for five years or more, primarily due to facility constraints at various fields and infrastructure associated with the Escravos gas projects in Nigeria. Affiliates account for about 776 million BOE of proved undeveloped reserves with about 726 million BOE that have remained undeveloped for five years or more. Approximately 647 million BOE are related to TCO in Kazakhstan and about 79 million BOE are related to Angola LNG. At TCO and Angola LNG, further field development to convert the remaining proved undeveloped reserves is scheduled to occur in line with reservoir depletion and facility constraints.

Annually, the company assesses whether any changes have occurred in facts or circumstances, such as changes to development plans, regulations, or government policies, that would warrant a revision to reserve estimates. In 2022, improvements in commodity prices positively impacted the economic limits of oil and gas properties, resulting in proved reserve increases, and negatively impacted proved reserves due to entitlement effects. The year-end reserves quantities have been updated for these circumstances and significant changes have been discussed in the appropriate reserves sections. Over the past three years, the ratio of proved undeveloped reserves to total proved reserves has ranged between 31 percent and 35 percent.

*Proved Reserve Quantities* For the three years ending December 31, 2022, the pattern of net reserve changes shown in the following tables are not necessarily indicative of future trends. Apart from acquisitions, the company's ability to add proved reserves can be affected by events and circumstances that are outside the company's control, such as delays in government permitting, partner approvals of development plans, changes in oil and gas prices, OPEC constraints, geopolitical uncertainties, and civil unrest.

At December 31, 2022, proved reserves for the company were 11.2 billion BOE. The company's estimated net proved reserves of liquids, including crude oil, condensate and synthetic oil for the years 2020, 2021 and 2022, are shown in the table on page 107. The company's estimated net proved reserves of natural gas liquids are shown on page 108, and the company's estimated net proved reserves of natural gas are shown on page 109.

Noteworthy changes in crude oil, condensate and synthetic oil proved reserves for 2020 through 2022 are discussed below and shown in the table on the following page:

*Revisions* In 2020, capital reductions and commodity price effects in the Midland and Delaware basins and Anchor in the Gulf of Mexico were primarily responsible for the 279 million barrels decrease in the United States. Reserves in Venezuela affiliates decreased by 149 million barrels, primarily due to impairments and accounting methodology change. Entitlement effects and performance revisions in TCO were primarily responsible for the 180 million barrels increase. Entitlement effects primarily contributed to an increase of 77 million barrels of synthetic oil at the Athabasca Oil Sands in Canada and 74 million barrels at multiple locations in Asia.

In 2021, the 206 million barrels increase in United States was primarily in the Gulf of Mexico and the Midland and Delaware basins. The higher commodity price environment led to the increase of 126 million barrels in the Gulf of Mexico primarily from Anchor and a 68 million barrels increase in the Midland and Delaware basins due to higher planned development activity. In TCO, entitlement effects and technical changes in field operating assumptions, reservoir model, and project schedule were primarily responsible for the 208 million barrels decrease in Kazakhstan. Entitlement effects primarily contributed to a decrease of 106 million barrels of synthetic oil at the Athabasca Oil Sands project in Canada. In the Other Americas, performance revisions and price effects, mainly in Canada and Argentina, were primarily responsible for the 41 million barrels increase.

In 2022, entitlement effects primarily contributed to a decrease of 49 million barrels of synthetic oil at the Athabasca Oil Sands project in Canada. In TCO, entitlement effects and changes in operating assumptions were primarily responsible for the 35 million barrels decrease in Kazakhstan.

*Extensions and Discoveries* In 2020, extensions and discoveries in the Midland and Delaware basins were primarily responsible for the 105 million barrels increase in the United States.

In 2021, extensions and discoveries in the Midland and Delaware basins, and at the Whale Project in the Gulf of Mexico, were primarily responsible for the 349 million barrels increase in the United States.

In 2022, extensions and discoveries in the Midland, Delaware and DJ basins, and approval of the Ballymore Project in the Gulf of Mexico, were primarily responsible for the 264 million barrels increase in the United States. In Other Americas, the 32 million barrels of extensions and discoveries were from Argentina and Canada.

*Purchases* In 2020, the acquisition of Noble assets contributed 227 million barrels in the DJ basin, Midland and Delaware basins in the United States.

In 2022, the company exercised its option to acquire additional land acreage in the Athabasca Oil Sands project in Canada contributing 168 million barrels in synthetic oil. The extension of deepwater licenses in Nigeria and the Republic of Congo contributed 36 million barrels in Africa.

*Sales* In 2020, sales of 99 million barrels in Asia were in Azerbaijan.

In 2021, sales of 32 million barrels in the United States were in the Midland and Delaware basins.

## Net Proved Reserves of Crude Oil, Condensate and Synthetic Oil

| | Consolidated Companies | | | | | | | | Affiliated Companies | | | Total Consolidated and Affiliated Companies |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| *Millions of barrels* | U.S. | Other Americas[1] | Africa | Asia | Australia | Europe | Synthetic Oil[2,5] | Total | TCO | Synthetic Oil | Other[3] | |
| **Reserves at January 1, 2020** | 1,928 | 320 | 613 | 513 | 166 | 69 | 540 | 4,149 | 1,473 | — | 159 | 5,781 |
| Changes attributable to: | | | | | | | | | | | | |
| Revisions | (279) | (25) | 11 | 74 | (11) | (4) | 77 | (157) | 180 | — | (149) | (126) |
| Improved recovery | 1 | 1 | — | — | — | — | — | 2 | — | — | — | 2 |
| Extensions and discoveries | 105 | 3 | 1 | — | 1 | — | — | 110 | — | — | — | 110 |
| Purchases | 227 | — | 21 | 10 | — | — | — | 258 | — | — | — | 258 |
| Sales | (11) | — | — | (99) | — | — | — | (110) | — | — | — | (110) |
| Production | (221) | (39) | (92) | (95) | (15) | (4) | (20) | (486) | (103) | — | (7) | (596) |
| **Reserves at December 31, 2020[4,5]** | 1,750 | 260 | 554 | 403 | 141 | 61 | 597 | 3,766 | 1,550 | — | 3 | 5,319 |
| Changes attributable to: | | | | | | | | | | | | |
| Revisions | 206 | 41 | 10 | (8) | 8 | 6 | (106) | 157 | (208) | — | 2 | (49) |
| Improved recovery | — | 9 | — | — | — | — | — | 9 | — | — | — | 9 |
| Extensions and discoveries | 349 | 16 | — | — | — | — | — | 365 | — | — | — | 365 |
| Purchases | 26 | — | — | 2 | — | — | — | 28 | — | — | — | 28 |
| Sales | (32) | — | — | (1) | — | — | — | (33) | — | — | — | (33) |
| Production | (235) | (38) | (84) | (74) | (15) | (5) | (20) | (471) | (92) | — | (1) | (564) |
| **Reserves at December 31, 2021[4,5]** | 2,064 | 288 | 480 | 322 | 134 | 62 | 471 | 3,821 | 1,250 | — | 4 | 5,075 |
| Changes attributable to: | | | | | | | | | | | | |
| Revisions | **(26)** | **(9)** | **4** | **8** | **2** | **1** | **(49)** | **(69)** | **(35)** | **—** | **—** | **(104)** |
| Improved recovery | **2** | **15** | **4** | **5** | **—** | **—** | **—** | **26** | **—** | **—** | **—** | **26** |
| Extensions and discoveries | **264** | **32** | **6** | **—** | **—** | **—** | **—** | **302** | **10** | **—** | **—** | **312** |
| Purchases | **22** | **5** | **36** | **—** | **—** | **—** | **168** | **231** | **—** | **—** | **—** | **231** |
| Sales | **(16)** | **—** | **(3)** | **—** | **—** | **—** | **—** | **(19)** | **—** | **—** | **—** | **(19)** |
| Production | **(237)** | **(36)** | **(73)** | **(42)** | **(15)** | **(5)** | **(16)** | **(424)** | **(99)** | **—** | **(1)** | **(524)** |
| **Reserves at December 31, 2022[4,5]** | **2,073** | **295** | **454** | **293** | **121** | **58** | **574** | **3,868** | **1,126** | **—** | **3** | **4,997** |

1 Ending reserve balances in North America were 185, 183 and 166 and in South America were 110, 105 and 94 in 2022, 2021 and 2020, respectively.
2 Reserves associated with Canada.
3 Reserves associated with Africa.
4 Included are year-end reserve quantities related to production-sharing contracts (PSC) (refer to page 112 for the definition of a PSC). PSC-related reserve quantities are 6 percent, 7 percent and 9 percent for consolidated companies for 2022, 2021 and 2020, respectively.
5 Reserve quantities include synthetic oil projected to be consumed in operations of 28, 17 and 21 millions of barrels as of December 31, 2022, 2021 and 2020, respectively.

Noteworthy changes in natural gas liquids proved reserves for 2020 through 2022 are discussed below and shown in the table on the following page:

***Revisions*** In 2020, capital reductions and commodity price effects in various fields in Midland and Delaware basins were primarily responsible for the 71 million barrels decrease in the United States.

In 2021, higher commodity prices resulting in the increase of planned development activity in the Midland and Delaware basins were primarily responsible for the 107 million barrels increase in the United States.

***Extensions and Discoveries*** In 2020, extensions and discoveries in various fields in Midland and Delaware basins were primarily responsible for the 60 million barrels increase in the United States.

In 2021, extensions and discoveries in the Midland and Delaware basins were primarily responsible for the 190 million barrels increase in the United States.

In 2022, extensions and discoveries in the Midland and Delaware basins were primarily responsible for the 163 million barrels increase in the United States.

***Purchases*** In 2020, the acquisition of Noble assets contributed 198 million barrels primarily in the DJ basin, Midland and Delaware basins and Eagle Ford shale in the United States.

***Sales*** In 2022, sales of 35 million barrels in the United States were primarily from the divestment of the Eagle Ford shale assets and some properties in the Midland and Delaware basins.

## Net Proved Reserves of Natural Gas Liquids

| Millions of barrels | U.S. | Other Americas[1] | Africa | Asia | Australia | Europe | Total | TCO | Other[2] | Total Consolidated and Affiliated Companies |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | Consolidated Companies | Affiliated Companies | | |
| **Reserves at January 1, 2020** | 502 | 16 | 100 | — | 4 | — | 622 | 103 | 15 | 740 |
| Changes attributable to: | | | | | | | | | | |
| Revisions | (71) | (7) | (3) | — | — | — | (81) | 8 | 5 | (68) |
| Improved recovery | — | — | — | — | — | — | — | — | — | — |
| Extensions and discoveries | 60 | 1 | — | — | — | — | 61 | — | — | 61 |
| Purchases | 198 | — | 12 | — | — | — | 210 | — | — | 210 |
| Sales | (27) | — | | — | — | — | (27) | — | — | (27) |
| Production | (69) | (2) | (5) | — | — | — | (76) | (9) | (3) | (88) |
| **Reserves at December 31, 2020[3]** | 593 | 8 | 104 | — | 4 | — | 709 | 102 | 17 | 828 |
| Changes attributable to: | | | | | | | | | | |
| Revisions | 107 | 5 | 8 | — | — | — | 120 | (10) | 4 | 114 |
| Improved recovery | — | — | — | — | — | — | — | — | — | — |
| Extensions and discoveries | 190 | 4 | — | — | — | — | 194 | — | — | 194 |
| Purchases | 8 | — | — | — | — | — | 8 | — | — | 8 |
| Sales | (8) | — | — | — | — | — | (8) | — | — | (8) |
| Production | (78) | (2) | (6) | — | (1) | — | (87) | (8) | (3) | (98) |
| **Reserves at December 31, 2021[3]** | 812 | 15 | 106 | — | 3 | — | 936 | 84 | 18 | 1,038 |
| Changes attributable to: | | | | | | | | | | |
| Revisions | **18** | — | **(3)** | — | — | — | **15** | **(5)** | **(3)** | **7** |
| Improved recovery | — | — | — | — | — | — | — | — | — | — |
| Extensions and discoveries | **163** | **2** | **1** | — | — | — | **166** | — | — | **166** |
| Purchases | **14** | **2** | — | — | — | — | **16** | — | — | **16** |
| Sales | **(35)** | — | — | — | — | — | **(35)** | — | — | **(35)** |
| Production | **(87)** | **(2)** | **(7)** | — | — | — | **(96)** | **(6)** | **(2)** | **(104)** |
| **Reserves at December 31, 2022[3]** | **885** | **17** | **97** | — | **3** | — | **1,002** | **73** | **13** | **1,088** |

[1] Reserves associated with North America.
[2] Reserves associated with Africa.
[3] Year-end reserve quantities related to PSC are not material for 2022, 2021 and 2020, respectively.

Noteworthy changes in natural gas proved reserves for 2020 through 2022 are discussed below and shown in the table on the following page:

*Revisions* In 2020, the demotion of Jansz Io compression project reserves and lower field performance, partially offset by positive revisions at Gorgon, were mainly responsible for the net 2.5 TCF decrease in Australia. Capital reductions and commodity price effects in various fields of the Midland and Delaware basins were mainly responsible for the 509 BCF decrease in the United States. In Africa, a 229 BCF decrease was primarily due to reduced demand and development plan changes at Meren in Nigeria.

In 2021, the approval of the Jansz Io Compression project was mainly responsible for the 1.2 TCF increase in Australia. Higher commodity prices, resulting in the increase of planned development activity in the Midland and Delaware basins, were mainly responsible for the 829 BCF increase in the United States. In TCO, entitlement effects and technical changes in field operating assumptions, reservoir model, and project schedule were primarily responsible for the 179 BCF decrease.

In 2022, the performance of the Leviathan and Tamar fields in Israel and the Bibiyana and Jalalabad fields in Bangladesh were mainly responsible for the 1.8 TCF increase in Asia. In Australia, the 377 BCF decrease was mainly due to updated reservoir characterization of the Wheatstone field. In TCO, entitlement effects and changes in operating assumptions were primarily responsible for the 285 BCF decrease.

*Extensions and Discoveries* In 2020, extensions and discoveries of 385 BCF in the United States were primarily in the Midland and Delaware basins.

In 2021, extensions and discoveries of 1.4 TCF in the United States were primarily in the Midland and Delaware basins.

In 2022, extensions and discoveries of 1.6 TCF in the United States were primarily in the Midland and Delaware basins.

***Purchases*** In 2020, the acquisition of Noble assets contributed 5.4 TCF in Israel in Asia, 1.5 TCF in the DJ basin, Midland and Delaware basins and Eagle Ford Shale in the United States and 441 BCF in Equatorial Guinea in Africa.

***Sales*** In 2020, sales of 1.3 TCF were primarily in the Appalachian basin in the United States and 264 BCF primarily in Azerbaijan in Asia.

In 2022, sales of 243 BCF in the United States were primarily in the Eagle Ford shale and Midland and Delaware basins.

## Net Proved Reserves of Natural Gas

| | Consolidated Companies | | | | | | | Affiliated Companies | | Total Consolidated and Affiliated |
|---|---|---|---|---|---|---|---|---|---|---|
| *Billions of cubic feet (BCF)* | U.S. | Other Americas[1] | Africa | Asia | Australia | Europe | Total | TCO | Other[2] | Companies |
| **Reserves at January 1, 2020** | 4,728 | 736 | 2,758 | 3,681 | 14,658 | 26 | 26,587 | 2,004 | 866 | 29,457 |
| Changes attributable to: | | | | | | | | | | |
| Revisions | (509) | (178) | (229) | 169 | (2,455) | (2) | (3,204) | 162 | 138 | (2,904) |
| Improved recovery | — | — | — | — | — | — | — | — | — | — |
| Extensions and discoveries | 385 | 8 | 2 | — | 58 | — | 453 | — | — | 453 |
| Purchases | 1,548 | — | 441 | 5,350 | — | — | 7,339 | — | — | 7,339 |
| Sales | (1,314) | (177) | — | (264) | — | — | (1,755) | — | — | (1,755) |
| Production[3] | (588) | (60) | (135) | (753) | (876) | (2) | (2,414) | (148) | (106) | (2,668) |
| **Reserves at December 31, 2020** [4, 5] | 4,250 | 329 | 2,837 | 8,183 | 11,385 | 22 | 27,006 | 2,018 | 898 | 29,922 |
| Changes attributable to: | | | | | | | | | | |
| Revisions | 829 | 129 | 147 | 119 | 1,181 | 1 | 2,406 | (179) | 82 | 2,309 |
| Improved recovery | — | — | — | — | — | — | — | — | — | — |
| Extensions and discoveries | 1,408 | 63 | — | — | 19 | — | 1,490 | — | — | 1,490 |
| Purchases | 44 | — | — | — | — | — | 44 | — | — | 44 |
| Sales | (29) | — | — | — | (13) | — | (42) | — | — | (42) |
| Production[3] | (617) | (66) | (188) | (829) | (888) | (2) | (2,590) | (138) | (87) | (2,815) |
| **Reserves at December 31, 2021** [4, 5] | 5,885 | 455 | 2,796 | 7,473 | 11,684 | 21 | 28,314 | 1,701 | 893 | 30,908 |
| Changes attributable to: | | | | | | | | | | |
| Revisions | **171** | **62** | **(118)** | **1,765** | **(377)** | **2** | **1,505** | **(285)** | **3** | **1,223** |
| Improved recovery | **1** | **—** | **—** | **—** | **—** | **—** | **1** | **—** | **—** | **1** |
| Extensions and discoveries | **1,573** | **64** | **—** | **—** | **—** | **—** | **1,637** | **—** | **17** | **1,654** |
| Purchases | **85** | **25** | **30** | **—** | **—** | **—** | **140** | **—** | **—** | **140** |
| Sales | **(243)** | **—** | **(11)** | **—** | **—** | **—** | **(254)** | **—** | **—** | **(254)** |
| Production[3] | **(641)** | **(61)** | **(207)** | **(701)** | **(965)** | **(3)** | **(2,578)** | **(153)** | **(77)** | **(2,808)** |
| **Reserves at December 31, 2022** [4, 5] | **6,831** | **545** | **2,490** | **8,537** | **10,342** | **20** | **28,765** | **1,263** | **836** | **30,864** |

1 Ending reserve balances in North America and South America were 407, 347 and 234 and 138, 108 and 95 in 2022, 2021 and 2020, respectively.
2 Reserves associated with Africa.
3 Total "as sold" volumes are 2,600, 2,599 and 2,447 for 2022, 2021 and 2020, respectively.
4 Includes reserve quantities related to PSC. PSC-related reserve quantities are 8 percent, 8 percent and 10 percent for consolidated companies for 2022, 2021 and 2020, respectively.
5 Reserve quantities include natural gas projected to be consumed in operations of 2,737, 2,505 and 2,490 billions of cubic feet as of December 31, 2022, 2021 and 2020, respectively.

## Table VI - Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves

The standardized measure of discounted future net cash flows is calculated in accordance with SEC and FASB requirements. This includes using the average of first-day-of-the-month oil and gas prices for the 12-month period prior to the end of the reporting period, estimated future development and production costs assuming the continuation of existing economic conditions, estimated costs for asset retirement obligations (includes costs to retire existing wells and facilities in addition to those future wells and facilities necessary to produce proved undeveloped reserves), and estimated future income taxes based on appropriate statutory tax rates. Discounted future net cash flows are calculated using 10 percent mid-period discount factors. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Probable and possible reserves, which may become proved in the future, are excluded from the calculations. The valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and do not represent management's estimate of the company's future cash flows or value of its oil and gas reserves. In the following table, the caption "Standardized Measure Net Cash Flows" refers to the standardized measure of discounted future net cash flows.

| Millions of dollars | U.S. | Other Americas | Africa | Asia | Australia | Europe | Consolidated Companies Total | Affiliated Companies TCO | Other | Total Consolidated and Affiliated Companies |
|---|---|---|---|---|---|---|---|---|---|---|
| **At December 31, 2022** | | | | | | | | | | |
| Future cash inflows from production | $257,478 | $ 76,940 | $55,865 | $67,188 | $ 147,839 | $ 5,920 | $611,230 | $106,114 | $22,630 | $ 739,974 |
| Future production costs | (51,022) | (22,744) | (16,373) | (12,261) | (13,313) | (1,069) | (116,782) | (28,046) | (574) | (145,402) |
| Future development costs | (20,907) | (3,233) | (2,657) | (2,879) | (5,030) | (502) | (35,208) | (4,127) | (8) | (39,343) |
| Future income taxes | (40,096) | (13,207) | (26,160) | (30,674) | (38,861) | (2,827) | (151,825) | (22,182) | (7,707) | (181,714) |
| Undiscounted future net cash flows | 145,453 | 37,756 | 10,675 | 21,374 | 90,635 | 1,522 | 307,415 | 51,759 | 14,341 | 373,515 |
| 10 percent midyear annual discount for timing of estimated cash flows | (62,918) | (22,165) | (3,001) | (10,769) | (37,519) | (571) | (136,943) | (18,810) | (5,824) | (161,577) |
| **Standardized Measure Net Cash Flows** | $ 82,535 | $ 15,591 | $ 7,674 | $10,605 | $ 53,116 | $ 951 | $170,472 | $ 32,949 | $ 8,517 | $ 211,938 |
| **At December 31, 2021** | | | | | | | | | | |
| Future cash inflows from production | $174,976 | $ 48,328 | $41,698 | $52,881 | $ 87,676 | $ 4,366 | $409,925 | $ 80,297 | $ 8,446 | $ 498,668 |
| Future production costs | (40,009) | (16,204) | (15,204) | (13,871) | (13,726) | (1,400) | (100,414) | (23,354) | (285) | (124,053) |
| Future development costs | (16,709) | (2,707) | (2,245) | (2,774) | (5,283) | (661) | (30,379) | (5,066) | (18) | (35,463) |
| Future income taxes | (24,182) | (7,723) | (17,228) | (21,064) | (20,600) | (922) | (91,719) | (15,563) | (2,850) | (110,132) |
| Undiscounted future net cash flows | 94,076 | 21,694 | 7,021 | 15,172 | 48,067 | 1,383 | 187,413 | 36,314 | 5,293 | 229,020 |
| 10 percent midyear annual discount for timing of estimated cash flows | (41,357) | (11,370) | (1,899) | (7,277) | (21,141) | (485) | (83,529) | (14,372) | (2,244) | (100,145) |
| **Standardized Measure Net Cash Flows** | $ 52,719 | $ 10,324 | $ 5,122 | $ 7,895 | $ 26,926 | $ 898 | $103,884 | $ 21,942 | $ 3,049 | $ 128,875 |
| **At December 31, 2020** | | | | | | | | | | |
| Future cash inflows from production | $ 74,671 | $ 29,605 | $27,521 | $49,265 | $ 53,241 | $ 2,304 | $236,607 | $ 53,309 | $ 1,070 | $ 290,986 |
| Future production costs | (30,359) | (15,410) | (15,364) | (12,784) | (11,036) | (1,336) | (86,289) | (19,525) | (426) | (106,240) |
| Future development costs | (10,492) | (2,366) | (3,017) | (2,274) | (3,205) | (522) | (21,876) | (7,138) | (38) | (29,052) |
| Future income taxes | (5,874) | (3,131) | (6,197) | (17,543) | (11,700) | (178) | (44,623) | (7,994) | (212) | (52,829) |
| Undiscounted future net cash flows | 27,946 | 8,698 | 2,943 | 16,664 | 27,300 | 268 | 83,819 | 18,652 | 394 | 102,865 |
| 10 percent midyear annual discount for timing of estimated cash flows | (10,456) | (4,652) | (582) | (7,856) | (11,774) | (56) | (35,376) | (8,803) | (149) | (44,328) |
| **Standardized Measure Net Cash Flows** | $ 17,490 | $ 4,046 | $ 2,361 | $ 8,808 | $ 15,526 | $ 212 | $ 48,443 | $ 9,849 | $ 245 | $ 58,537 |

## Table VII - Changes in the Standardized Measure of Discounted Future Net Cash Flows From Proved Reserves

The changes in present values between years, which can be significant, reflect changes in estimated proved reserve quantities and prices and assumptions used in forecasting production volumes and costs. Changes in the timing of production are included with "Revisions of previous quantity estimates."

| *Millions of dollars* | Consolidated Companies | Affiliated Companies | Total Consolidated and Affiliated Companies |
|---|---|---|---|
| **Present Value at January 1, 2020** | $ 80,396 | $ 20,151 | $ 100,547 |
| Sales and transfers of oil and gas produced net of production costs | (16,621) | (2,322) | (18,943) |
| Development costs incurred | 6,301 | 2,892 | 9,193 |
| Purchases of reserves | 10,295 | — | 10,295 |
| Sales of reserves | (803) | — | (803) |
| Extensions, discoveries and improved recovery less related costs | 2,066 | — | 2,066 |
| Revisions of previous quantity estimates | (1,293) | 4,033 | 2,740 |
| Net changes in prices, development and production costs | (62,788) | (22,925) | (85,713) |
| Accretion of discount | 11,274 | 2,948 | 14,222 |
| Net change in income tax | 19,616 | 5,317 | 24,933 |
| Net Change for 2020 | (31,953) | (10,057) | (42,010) |
| **Present Value at December 31, 2020** | $ 48,443 | $ 10,094 | $ 58,537 |
| Sales and transfers of oil and gas produced net of production costs | (34,668) | (5,760) | (40,428) |
| Development costs incurred | 5,770 | 2,445 | 8,215 |
| Purchases of reserves | 772 | — | 772 |
| Sales of reserves | (889) | — | (889) |
| Extensions, discoveries and improved recovery less related costs | 12,091 | — | 12,091 |
| Revisions of previous quantity estimates | 2,269 | (6,675) | (4,406) |
| Net changes in prices, development and production costs | 89,031 | 30,076 | 119,107 |
| Accretion of discount | 6,657 | 1,503 | 8,160 |
| Net change in income tax | (25,592) | (6,692) | (32,284) |
| Net Change for 2021 | 55,441 | 14,897 | 70,338 |
| **Present Value at December 31, 2021** | $ 103,884 | $ 24,991 | $ 128,875 |
| Sales and transfers of oil and gas produced net of production costs | **(53,356)** | **(9,127)** | **(62,483)** |
| Development costs incurred | **7,962** | **2,430** | **10,392** |
| Purchases of reserves | **2,248** | **—** | **2,248** |
| Sales of reserves | **(1,807)** | **—** | **(1,807)** |
| Extensions, discoveries and improved recovery less related costs | **16,054** | **823** | **16,877** |
| Revisions of previous quantity estimates | **5,281** | **(1,481)** | **3,800** |
| Net changes in prices, development and production costs | **110,467** | **28,052** | **138,519** |
| Accretion of discount | **14,075** | **3,429** | **17,504** |
| Net change in income tax | **(34,336)** | **(7,651)** | **(41,987)** |
| Net Change for 2022 | **66,588** | **16,475** | **83,063** |
| **Present Value at December 31, 2022** | **$ 170,472** | **$ 41,466** | **$ 211,938** |

# glossary of energy and financial terms

## energy terms

**Acreage** Land leased for oil and gas exploration and production.

**Additives** Specialty chemicals incorporated into fuels and lubricants that enhance the performance of the finished product.

**Barrels of oil-equivalent (BOE)** A unit of measure to quantify crude oil, natural gas liquids and natural gas amounts using the same basis. Natural gas volumes are converted to barrels on the basis of energy content. See oil-equivalent gas and production.

**Carbon intensity** The amount of carbon dioxide or carbon dioxide equivalent ($CO_2e$) per unit of measure.

**Condensate** Hydrocarbons that are in a gaseous state at reservoir conditions, but when produced are in liquid state at surface conditions.

**Development** Drilling, construction and related activities following discovery that are necessary to begin production and transportation of crude oil and/or natural gas.

**Exploration** Searching for crude oil and/or natural gas by utilizing geological and topographical studies, geophysical and seismic surveys and drilling of wells.

**Gas-to-liquids (GTL)** A process that converts natural gas into high-quality liquid transportation fuels and other products.

**Hydrogen** Chevron's approach to hydrogen for new lower carbon businesses envisions the use of green, blue and gray hydrogen. Chevron believes the use of blue and green hydrogen as a fuel source can help reduce the amount of greenhouse gas emissions entering the atmosphere. While gray hydrogen is viewed as not directly supporting decarbonization of the energy sector, Chevron believes that early-use cases of gray hydrogen can provide key opportunities to de-risk technology, enable development of supporting infrastructure, including fueling stations, and contribute to learnings.

**Liquefied natural gas (LNG)** Natural gas that is liquefied under extremely cold temperatures to facilitate storage or transportation in specially designed vessels.

**Liquefied petroleum gas (LPG)** Light gases, such as butane and propane, that can be maintained as liquids while under pressure.

**Lower carbon energy** includes a variety of existing and emerging energy solutions and services, including traditional energy sources linked with renewables or abatement technologies or measures, carbon capture and sequestration, offsets, blue and green hydrogen, geothermal and nuclear.

**Lower carbon intensity oil, products and natural gas** includes oil, natural gas and hydrocarbon-based products that are produced and sold to customers with a carbon intensity below that of traditional oil, natural gas and hydrocarbon-based products.

**Natural gas liquids (NGLs)** Separated from natural gas, these include ethane, propane, butane and natural gasoline.

**Net reserves and resources** Chevron's interest share of oil and gas after removing royalty share and overriding royalties paid to others. Net includes any applicable Chevron-owned overriding royalties.

**Net zero upstream aspiration (Scope 1 and 2)** Chevron aspires to reach net zero upstream emissions (Scope 1 and 2) by 2050. Accomplishing this aspiration depends on continuing progress on commercially viable technology; government policy; successful negotiations for carbon capture and storage and nature-based projects; availability of cost-effective, verifiable offsets in the global market; and granting of necessary permits by governing authorities.

**Oil-equivalent gas (OEG)** The volume of natural gas needed to generate the equivalent amount of heat as a barrel of crude oil. Approximately 6,000 cubic feet of natural gas is equivalent to one barrel of crude oil.

**Oil sands** Naturally occurring mixture of bitumen (a heavy, viscous form of crude oil), water, sand and clay. Using hydroprocessing technology, bitumen can be refined to yield synthetic oil.

**Petrochemicals** Compounds derived from petroleum. These include: aromatics, which are used to make plastics, adhesives, synthetic fibers and household detergents; and olefins, which are used to make packaging, plastic pipes, tires, batteries, household detergents and synthetic motor oils.

**Portfolio carbon intensity** A metric that represents the estimated energy-weighted average greenhouse gas emissions intensity from a simplified value chain from the production, refinement, distribution and end use of marketed energy products per unit of energy delivered.

**Production** Total production refers to all the crude oil (including synthetic oil), NGLs and natural gas produced from a property. Net production is the company's share of total production after deducting both royalties paid to landowners and a government's agreed-upon share of production under a production-sharing contract (PSC). Liquids production refers to crude oil, condensate, natural gas liquids and synthetic oil volumes. Oil-equivalent production is the sum of the barrels of liquids and the oil-equivalent barrels of natural gas produced. See barrels of oil-equivalent, oil-equivalent gas and production-sharing contract.

**Production-sharing contract (PSC)** An agreement between a government and a contractor (generally an oil and gas company) whereby production is shared between the parties in a prearranged manner. The contractor typically incurs all exploration, development and production costs, which are subsequently recoverable out of an agreed-upon share of any future PSC production, referred to as cost recovery oil and/or gas.

Any remaining production, referred to as profit oil and/or gas, is shared between the parties on an agreed-upon basis as stipulated in the PSC. The government may also retain a share of PSC production as a royalty payment, and the contractor typically owes income tax on its portion of the profit oil and/or gas. The contractor's share of PSC oil and/or gas production and reserves varies over time, as it is dependent on prices, costs and specific PSC terms.

**Refinery utilization** Average crude oil consumed in fuel and asphalt refineries for the year, expressed as a percentage of the refineries' average annual crude unit capacity.

**Reserves** Crude oil, natural gas liquids and natural gas contained in underground rock formations called reservoirs and saleable hydrocarbons extracted from oil sands, shale, coalbeds and other nonrenewable natural resources that are intended to be upgraded into synthetic oil or gas. Net proved reserves are the estimated quantities that geoscience and engineering data demonstrate with reasonable certainty to be economically producible in the future from known reservoirs under existing economic conditions, operating methods and government regulations and exclude royalties and interests owned by others. Estimates change as additional information becomes available. Oil-equivalent reserves are the sum of the liquids reserves and the oil-equivalent gas reserves. See barrels of oil-equivalent and oil-equivalent gas. The company discloses only net proved reserves in its filings with the U.S. Securities and Exchange Commission. Investors should refer to proved reserves disclosures in Chevron's Annual Report on Form 10-K for the year ended December 31, 2022.

**Resources** Estimated quantities of oil and gas resources are recorded under Chevron's 6P system, which is modeled after the Society of Petroleum Engineers' Petroleum Resources Management System, and include quantities classified as proved, probable and possible reserves, plus those that remain contingent on commerciality. Unrisked resources, unrisked resource base and similar terms represent the arithmetic sum of the amounts recorded under each of these classifications. Recoverable resources, potentially recoverable volumes and other similar terms represent estimated remaining quantities that are forecast to be ultimately recoverable and produced in the future, adjusted to reflect the relative uncertainty represented by the various classifications. These estimates may change significantly as development work provides additional information. All of these measures are considered by management in making capital investment and operating decisions and may provide some indication to stockholders of the resource potential of oil and gas properties in which the company has an interest.

**Shale gas** Natural gas produced from shale rock formations where the gas was sourced from within the shale itself. Shale is very fine-grained rock, characterized by low porosity and extremely low permeability. Production of shale gas normally requires formation stimulation such as the use of hydraulic fracturing (pumping a fluid-sand mixture into the formation under high pressure) to help produce the gas.

**Synthetic oil** A marketable and transportable hydrocarbon liquid, resembling crude oil, that is produced by upgrading highly viscous or solid hydrocarbons, such as extra-heavy crude oil or oil sands.

Tight oil Liquid hydrocarbons produced from shale (also referred to as shale oil) and other rock formations with extremely low permeability. As with shale gas, production from tight oil reservoirs normally requires formation stimulation such as hydraulic fracturing.

**Unconventional oil and gas resources** Hydrocarbons contained in formations over very large areas with extremely low permeability that are not influenced by buoyancy. In contrast, conventional resources are contained within geologic structures/stratigraphy and float buoyantly over water. Unconventional resources include shale gas, coalbed methane, crude oil and natural gas from tight rock formations, tar sands, kerogen from oil shale, and gas hydrates that cannot commercially flow without well stimulation.

**Wells** Oil and gas wells are classified as either exploration or development wells. Exploration wells are wells drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil and gas in another reservoir. Appraisal wells are exploration wells drilled to confirm the results of a discovery well. Delineation wells are exploration wells drilled to determine the boundaries of a productive formation or to delineate the extent of a find. Development wells are wells drilled in an existing reservoir in a proved oil- or gas-producing area. Completed wells are wells for which drilling work has been completed and that are capable of producing. Dry wells are wells completed as dry holes, that is, wells not capable of producing in commercial quantities.

## financial terms

**Capital employed** The sum of Chevron Corporation stockholders' equity, total debt and noncontrolling interests. Average capital employed is computed by averaging the sum of capital employed at the beginning and end of the year.

**Cash flow from operating activities** Cash generated from the company's businesses; an indicator of a company's ability to fund capital programs and stockholder distributions. Excludes cash flows related to the company's financing and investing activities.

**Current ratio** Current assets divided by current liabilities.

**Debt ratio** Total debt, including finance lease liabilities, divided by total debt plus Chevron Corporation stockholders' equity.

**Earnings** Net income attributable to Chevron Corporation as presented on the Consolidated Statement of Income.

**Free cash flow** The cash provided by operating activities less capital expenditures.

**Goodwill** An asset representing the future economic benefits arising from the other assets acquired in a business combination that are not individually identified and separately recognized.

**Interest coverage ratio** Income before income tax expense, plus interest and debt expense and amortization of capitalized interest, less net income attributable to noncontrolling interests, divided by before-tax interest costs.

**Margin** The difference between the cost of purchasing, producing and/or marketing a product and its sales price.

**Net debt ratio** Total debt less the sum of cash and cash equivalents, time deposits and marketable securities, as a percentage of total debt less the sum of cash and cash equivalents, time deposits and marketable securities plus Chevron Corporation's stockholders' equity.

**Return on capital employed (ROCE)** This is calculated by dividing earnings (adjusted for after-tax interest expense and noncontrolling interests) by average capital employed.

**Return on stockholders' equity (ROSE)** This is calculated by dividing earnings by average Chevron Corporation stockholders' equity. Average Chevron Corporation stockholders' equity is computed by averaging the sum of the beginning-of-year and end-of-year balances.

**Return on total assets** This is calculated by dividing earnings by average total assets. Average total assets is computed by averaging the sum of the beginning-of-year and end-of year balances.

**Total stockholder return** The return to stockholders as measured by stock price appreciation and reinvested dividends for a period of time.

# stockholder and investor information

## stock exchange listing

Chevron common stock is listed on the New York Stock Exchange. The symbol is "CVX."

## stockholder information

As of February 10, 2023, stockholders of record numbered approximately 104,000.

For questions about stock ownership, changes of address and dividend reinvestment programs, please contact Chevron's stock transfer agent:

> Computershare
> P.O. Box 505000
> Louisville, KY 40233-5000
> 800 368 8357 (U.S. and Canada)
> 201 680 6578 (outside the U.S. and Canada)
> **www.computershare.com/investor**

Overnight correspondence should be sent to:

> Computershare
> 462 South 4th Street
> Suite 1600
> Louisville, KY 40202

The Computershare Investment Plan is a direct stock purchase and dividend reinvestment plan.

## dividend payment dates

Quarterly dividends on common stock are paid, generally, following declaration by the Board of Directors, on or about the 10th day of March, June, September and December. Direct deposit of dividends is available to stockholders. For information, contact Computershare. (See "stockholder information" section.)

## annual meeting

The Annual Meeting of Stockholders will be held online via live audio webcast at 8 a.m. PDT, Wednesday, May 31, 2023.

**www.virtualshareholdermeeting.com/CVX2023**

## electronic access

In an effort to conserve natural resources and reduce the cost of printing and mailing proxy materials, we encourage stockholders to register to receive these documents by email and vote their shares on the internet. Stockholders of record may sign up for electronic access (and beneficial stockholders may be able to request electronic access by contacting their broker or bank or Broadridge Financial Solutions) on this website: **www.icsdelivery.com/cvx/**. Enrollment is revocable until each year's Annual Meeting record date.



Chevron invests in the communities where we operate to support people, the environment and prosperity. For example, in East Kalimantan, Indonesia, we are funding a three-year pilot program with The Nature Conservancy, its local Indonesian affiliate Yayasan Konservasi Alam Nusantara and Pact to restore 50 hectares of mangroves in traditional shrimp aquaculture ponds. Known as *Mangrove Sahabat Tambak Lestari* (literally, "mangrove is the best friend of sustainable aquaculture"), the program aims to demonstrate that sustainable shrimp aquaculture farming benefits communities and can help preserve and restore mangrove ecosystems.

Learn more about our approach to sustainability at **www.chevron.com/sustainability**

## investor information

Securities analysts, portfolio managers and representatives of financial institutions may contact:

Investor Relations
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
925 842 5690
Email: **invest@chevron.com**



## notice

As used in this report, the term "Chevron" and such terms as "the company," "the corporation," "our," "we," "us" and "its" may refer to one or more of Chevron's consolidated subsidiaries or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

## corporate headquarters

6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
925 842 1000

# publications and other news sources

The Annual Report, distributed in April, summarizes the company's financial performance in the preceding year and provides an overview of the company's major activities.

Chevron's Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission, and the Supplement to the Annual Report, containing additional financial and operating data, are available on the company's website, **www.chevron.com**, or copies may be requested by contacting:

> Investor Relations
> Chevron Corporation
> 6001 Bollinger Canyon Road, A3140
> San Ramon, CA 94583-2324
> 925 842 5690
> Email: **invest@chevron.com**

The 2022 Sustainability Report will be available in May at **www.chevron.com/sustainability**, where a guide to Chevron's sustainability efforts and approach to our environment, social and governance (ESG) priorities can be found.

Highlights include: the innovative and responsible actions Chevron is taking to advance environmental performance; our investment in people and partnership; and our commitment to delivering results the right and responsible way, with safety and health as operating priorities.

Printed copies may be requested by writing to:

> Corporate Affairs: Corporate Sustainability
> Communications
> Chevron Corporation
> 6001 Bollinger Canyon Road
> Building G
> San Ramon, CA 94583-2324

Details of the company's political contributions for 2022 are available on the company's website, **www.chevron.com**, or by writing to:

> Corporate Affairs
> Chevron Corporation
> 6001 Bollinger Canyon Road
> Building G
> San Ramon, CA 94583-2324

For additional information about the company and the energy industry, visit Chevron's website, **www.chevron.com**. It includes articles, news releases, presentations, quarterly earnings information, the Proxy Statement and the complete text of this Annual Report.

## connect with us





# the people behind the patents

At Chevron, we're innovating for today and tomorrow. Technology and human ingenuity have never been more important as we safely work to meet the world's growing demand for affordable, reliable, ever-cleaner energy. In 2022, we were proud to honor 463 Chevron inventors (from 29 locations around the world) who were granted U.S. patents or submitted patent applications. Chevron holds more than 4,800 U.S. patents on technology solutions, with another 2,100 pending, making us one of the leading patent holders in the industry worldwide.

This Annual Report contains forward-looking statements – identified by words such as "advances," "aim," "ambitions," "anticipates," "approaches," "aspiration," "believe," "budgets," "can," "commit," "commits," "drives," "estimates," "expect," "focus," "forecast," "goal," "intend," "may," "on track," "opportunity," "plan," "position," "potential," "progress," "project," "schedule," "seeks," "should," "strategy," "target," "will" and similar phrases – that reflect management's current estimates and beliefs, but are not guarantees of future results. Please see "Cautionary Statements Relevant to Forward-Looking Information for the Purpose of 'Safe Harbor' Provisions of the Private Securities Litigation Reform Act of 1995" on page 31 for a discussion of some of the factors that could cause actual results to differ materially.

Produced by Corporate Affairs and Controller's Departments, Chevron Corporation
DESIGN Bluehouse, Chevron Corporation PRINTING Advantage ColorGraphics – Anaheim, California

**Photo, back cover:** A worker inspects the world's largest carbon capture and storage system at our Gorgon liquefied natural gas facility on Australia's Barrow Island.















Chevron
WE DO IT SAFELY OR NOT AT ALL

the human energy company®

There are many paths the future could take, but a few things are certain: the global demand for energy continues to grow; more affordable and reliable energy is needed; current energy forms are becoming cleaner; and new energy solutions are emerging.

Printed on Rolland Enviro® Print 80lb. cover and Rolland Enviro® Satin 80lb. and 50lb. text. This paper contains 100% sustainable recycled fiber, is manufactured using renewable energy — biogas — and is processed chlorine free. It is FSC® certified and designated Ancient Forest Friendly™.

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PERMANENT

PCF

Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324 USA

www.chevron.com

912-0989